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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES
                                EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                                EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-14528

                                CNH GLOBAL N.V.
                          (Formerly New Holland N.V.)
             (Exact name of registrant as specified in its charter)

                           KINGDOM OF THE NETHERLANDS
                        (State or other jurisdiction of
                         incorporation or organization)

                               WORLD TRADE CENTER
                              TOWER B, 10TH FLOOR
                               AMSTERDAM AIRPORT
                                THE NETHERLANDS
                    (Address of principal executive offices)

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                                                     NAME OF EACH EXCHANGE
              TITLE OF EACH CLASS                                                     ON WHICH REGISTERED
              -------------------                                                    ---------------------
Common Shares, par value Euro 0.45                                                         New York
Case Corporation 7 1/4% Notes due 2016                                                     New York

       SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:  NONE

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)OF
                                 THE ACT:  NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 149,660,000 Common Shares

     Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days. [X]

     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [ ] or Item 18 [X].
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                               TABLE OF CONTENTS

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                                                                           PAGE
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
                                    PART I

Item 1.      Description of Business.....................................     5
Item 2.      Description of Property.....................................    17
Item 3.      Legal Proceedings...........................................    19
Item 4.      Control of Registrant.......................................    19
Item 5.      Nature of Trading Market....................................    20
Item 6.      Exchange Controls and Other Limitations Affecting Security      20
             Holders.....................................................
Item 7.      Taxation....................................................    20
Item 8.      Selected Financial Data.....................................    24
Item 9.      Management's Discussion and Analysis of Financial Condition     26
             and Results of Operations...................................
Item 9(a).   Quantitative and Qualitative Disclosures About Market           42
             Risk........................................................
Item 10.     Directors and Officers of Registrant........................    44
Item 11.     Compensation of Directors and Officers......................    45
Item 12.     Options to Purchase Securities from Registrant or               46
             Subsidiaries................................................
Item 13.     Interest of Management in Certain Transactions..............    46

                                    PART II

Item 14.     Description of Securities to be Registered..................    47

                                   PART III

Item 15.     Defaults Upon Senior Securities.............................    47
Item 16.     Changes in Securities and Changes in Security for Registered    47
             Securities..................................................

                                    PART IV

Item 17.     Financial Statements........................................    47
Item 18.     Financial Statements........................................    47
Item 19.     Financial Statements and Exhibits...........................    48
Item 19(a).  Index to Financial Statements and Exhibits..................    48
Item 19(b).  Index to Exhibits...........................................    93

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            PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

     CNH Global N.V. combines the operations of New Holland N.V. ("New Holland") and Case Corporation ("Case") as a result of their business merger ("the merger") on November 12, 1999 ("the merger date"). Effective with the closing of the merger, New Holland changed its name to CNH Global N.V. As used in this report, "CNH" refers to CNH Global N.V. and its consolidated subsidiaries.

     The annual consolidated financial statements of New Holland were historically prepared in accordance with International Accounting Standards or IAS. CNH has prepared its annual consolidated financial statements in accordance with generally accepted accounting principles in the United States or U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the CNH presentation. The accompanying financial statements reflect the historical operating results of CNH, including the results of operations of Case since the merger date. CNH has prepared its consolidated financial statements in U.S. dollars and, unless otherwise indicated, all financial data set forth in this report is expressed in U.S. dollars.

     Certain information in this report has been presented separately by geographic area. CNH defines its geographic areas as (1) North America, (2) Western Europe, (3) Latin America, and (4) Rest of World. As used in this report, all references to "North America," "Western Europe," "Latin America" and "Rest of World" are defined as follows:

     - North America -- United States and Canada.
     - Western Europe -- Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.
     - Latin America -- Mexico, Central and South America, and the Caribbean Islands.
     - Rest of World -- Those areas not included in North America, Western Europe and Latin America, as defined above.

     In this report, management estimates of market share information are generally based on registrations of equipment in most of Europe and on retail data collected by a central information bureau from equipment manufacturers in North America, as well as on shipment data collected by an independent service bureau. Not all agricultural and construction equipment is registered, and registration data may thus underestimate actual retail demand. In many countries, there may also be a period of time between the delivery, sale and registration of a vehicle; as a result, delivery or registration data for a particular period may not correspond directly to retail sales in such a period.

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                                 *  *  *  *  *

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The information included in this report contains certain forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

     CNH's outlook is predominantly based on its interpretation of what it considers key economic assumptions. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for CNH include general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, CNH's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the effect of conversion to the Euro, technological difficulties, changes in environmental laws, and employee and labor relations. Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, its ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of this Form 20-F: Business -- Business Strategy, Employees, Environmental Matters, Seasonality and Production Schedules and Competition; Legal Proceedings; and Management's Discussion and Analysis of Financial Condition and Results of Operations.

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     CNH, a corporation organized under the laws of the Kingdom of The Netherlands, is a leader in the agricultural equipment, construction equipment and financial services industries. CNH is the largest manufacturer of agricultural equipment in the world, the third largest manufacturer of construction equipment and has one of the world's largest equipment finance companies. CNH distributes its strong, globally recognized brands in over 160 markets through an extensive network of approximately 10,000 dealers and distributors.

     CNH combines the operations of New Holland and Case as a result of their business merger on November 12, 1999. Effective with the closing of the merger, New Holland changed its name to CNH. As used in this report, all references to "New Holland" or "Case" refer to (1) the pre-merger business and/or operating results of either New Holland or Case on a stand-alone basis, or (2) the CNH multi-branding strategy that supports the continued use of the New Holland and Case product brands.

     CNH has three business segments: Agricultural Equipment, Construction Equipment and Financial Services. CNH's equipment operations manufacture, market and distribute a full line of farm and construction equipment on a worldwide basis. CNH is the largest global manufacturer of agricultural tractors and also has leading positions in combines, hay and forage equipment and specialty harvesting equipment. In construction equipment, CNH has leading positions in excavators, crawler dozers, graders, wheel loaders, loader/backhoes, skid steer loaders and trenchers. CNH also provides a complete range of replacement parts and services to support its equipment. On a pro forma basis after giving effect to the merger, CNH's net sales from equipment operations were approximately $10 billion in 1999.

     CNH offers a broad array of financial services products, including retail financing for the purchase or lease of new and used CNH and other manufacturers' products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers and rental equipment yards. Wholesale financing consists primarily of floorplan financing and allows dealers to maintain a representative inventory of products. CNH's retail financing alternatives are intended to be competitive with financing available from third parties. At December 31, 1999, CNH's serviced portfolio of receivables was approximately $11 billion. On a pro forma basis after giving effect to the merger, CNH's revenues from financial services were approximately $785 million in 1999.

NEW HOLLAND / CASE MERGER

     On November 12, 1999, New Holland acquired Case for $4.6 billion in cash, including related costs and expenses. CNH financed the merger with total borrowings of $3.0 billion under short-term credit facilities, a subordinated advance to capital of $1.4 billion from New Holland Holdings N.V., a wholly owned subsidiary of Fiat S.p.A., and available cash of $200 million. As of the merger date, New Holland Holdings N.V. held approximately 71.1% of the common shares of CNH. For additional information on the merger of New Holland and Case, see Note 3 to the CNH Financial Statements included in Item 18 of this report.

     Case, a leading worldwide designer, manufacturer, marketer and distributor of farm equipment and light-to medium-sized construction equipment, had 1999 revenues of $5.1 billion, including $4.6 billion for sales of farm and construction equipment and approximately $500 million in revenues from its financial services operations.

INDUSTRY OVERVIEW

 Agricultural Equipment

     Most agricultural equipment is purchased by the operators of food and grain producing farms and by independent contractors that provide services to such farms. One of the key factors influencing sales of agricultural equipment is the level of total farm cash receipts, which is impacted by the volume of acreage

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planted, commodity prices, crop yields, farm operating expenses and government subsidies or payments. General economic conditions, interest rates and the availability of financing also influence sales. Farmers tend to postpone the purchase of equipment when the farm economy is depressed, and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment-buying decisions. Government policies, including the availability and extent of government subsidies, also affect the agricultural equipment market by directly or indirectly regulating or influencing the levels of acreage planted and crop prices.

     Customer preferences regarding product types and features vary by region. In North America, Europe, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet sophisticated, machines. In the developing regions of the world where labor is abundant and infrastructure, soil conditions and/or climate are not adequate for intensive agriculture, customers prefer simple, robust and durable machines with lower purchase and operating costs. In many developing countries, tractors are the primary, if not the sole, agricultural equipment, and much of the agricultural work in such countries that cannot be performed by tractor is carried out by hand. A growing number of "part-time" or "hobby" farmers in Europe and North America also prefer simple, low-cost agricultural equipment. CNH's position as the most geographically diversified manufacturer of agricultural equipment with its broad geographic dealer network allows it to supply customers in each of its significant markets with products that meet their requirements and preferences.

     Major trends in the agricultural industry include a growth in farm size and machinery capacity, concurrent with a decline in the number of farms and units of equipment sold. The agricultural equipment industry, in most markets, began to experience an increase in demand in the early 1990s as a result of both higher commodity prices and low levels of grain stocks worldwide. The amount of land under cultivation also increased as government agricultural support programs shifted away from mandatory set-aside programs. This trend was maintained through 1997, but the markets started to decline in 1998 as a result of generally unfavorable economic conditions, lower commodity prices and reduced aid to developing countries. In 1999, global prices for agricultural commodities remained low and, as a result, industry demand for agricultural equipment continued at depressed levels.

Construction Equipment

     Contractors, farmers, builders and rental fleet owners are the primary purchasers of light- to medium-sized construction equipment, while major customers of heavy equipment include construction companies, municipalities, local governments and rental fleet owners. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, each of which is primarily impacted by prevailing interest rates. The light- to medium-sized equipment sector is experiencing significant growth as smaller machines, equipped with multiple attachments for specialized applications, replace other forms of tool carrying and material handling equipment, including some heavy equipment. This trend, which is partially related to low levels of public spending on new infrastructure, favors increased sales of skid steer loaders, mini- and midi-excavators, mini-wheeled loaders, loader/backhoes and telescopic handlers.

     Construction equipment products are utilized similarly worldwide. In developed markets, customers tend to favor more sophisticated machines equipped with the latest technology and comfort features. In less developed markets, customers tend to favor more basic equipment with greater perceived durability. With respect to power capacity, customer demand and the range of products offered does not vary significantly from one market to another. Customers in North America and Europe place strong emphasis on product reliability, while in other markets, customers often use a particular piece of equipment even after its performance begins to diminish. In general, most construction equipment sold in mature markets such as North America and Europe replaces older equipment. In contrast, demand in less mature markets includes replacements and net increases in equipment demand.
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     Sales of heavy construction equipment are particularly dependent on the levels of major infrastructure construction and repair projects, which is a function of government spending and economic growth. The heavy equipment industry in North and South America, as well as in Europe, is primarily a replacement market that follows general economic patterns, whereas the industry in newly industrialized and emerging markets exhibits an overall growth trend. In recent years, demand for heavy construction equipment in North America has increased as interest rates have remained relatively stable and the level of government spending on infrastructure projects has increased. In Europe, demand has also been increasing, primarily as a result of higher spending by European governments.

Financial Services

     To facilitate sales of agricultural and construction equipment products, CNH and other major providers of financial services typically offer retail financing to end-use customers and wholesale financing to equipment dealers. Retail financing consists of the financing of retail installment sales contracts, leases and similar products, including insurance, for the benefit of retail customers in conjunction with the purchase of new and used equipment from dealers. Wholesale financing consists primarily of dealer floorplan financing and allows dealers the ability to maintain a representative inventory of products. CNH also provides financing options to dealers and non-captive third parties to finance inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment.

     CNH competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged. Long-term profitability in CNH's financial services segment is largely dependent on the cyclical nature of the agricultural and construction equipment industries and on prevailing interest rates.

BUSINESS STRATEGY

     CNH's primary objectives are growth, value creation for shareholders and increased customer satisfaction. As the first global full-line competitor in both the agricultural and construction equipment markets, CNH plans to grow its business through market expansion and product offering enlargement. CNH expects that its commitment to cost controls and to more efficient and effective use of resources will create value for its shareholders, and CNH believes that its focus on further improving its products, distribution and services will lead to increased customer satisfaction and loyalty.

     CNH is managed as a global company, keeping separate Case and New Holland brand names and dealer networks. CNH is organizing its manufacturing operations with global product line responsibilities, and CNH will organize its sales and marketing activities on a geographic basis, keeping separate the dealer- and customer-related activities of New Holland and Case.

Capitalize on Global Brands Through Multi-Distribution

     CNH intends to build on its global distribution network and world-class brands to further strengthen its position in all principal existing markets and to access growth opportunities by entering new markets. CNH will distribute New Holland and Case products and services through their existing global dealer networks. CNH believes this strategy will maintain a high level of dealer and customer loyalty, enhance its global market position and create cross-selling opportunities.

Leverage Operational Expertise to Enter New Markets

     CNH believes that the merger of Case and New Holland will enable further global expansion in the agricultural equipment and construction equipment industries. The merger provides CNH with opportunities to significantly enhance its worldwide equipment product offerings.

     CNH views international expansion, particularly in the construction industry, as a principal source of future growth and intends to expand primarily into markets characterized by rapidly increasing food, housing

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and infrastructure demand. CNH plans to capitalize on its position as the most geographically diversified manufacturer in its industries to identify and pursue opportunities in these desirable markets. CNH expects to expand its local manufacturing and distribution operations in selected developing markets through a combination of internal development, joint ventures and acquisitions.

Invest in Product Development and Common Product Platforms

     To retain existing customers, attract new customers and enhance its competitive position, CNH plans to continue to invest in product development to strengthen and broaden its product lines. CNH intends to:

     - introduce products with leading-edge technology;
     - tailor product offerings for entering new geographic markets and customer segments;
     - upgrade equipment models with an emphasis on quality, reliability and product simplification; and
     - pursue complementary product lines through strategic partnerships, joint ventures and acquisitions.

     CNH will seek to develop, over time, global products that maximize common design elements and share capital-intensive components. The use of common product platforms with differentiated product features for its different brands should permit CNH to lower product development and manufacturing costs, increase production efficiencies and reduce inventories and order-to-delivery cycle times.

Focus on a Two-Tiered Agricultural Equipment Product Offering

     In order to address the differing product feature requirements of its global customer base, CNH will pursue an agricultural equipment product strategy that focuses on offering two distinct classes of products.

     In targeting customers in developed countries, as well as the largest customers in some developing countries, CNH will continue to develop advanced or "lead" products with technology that leads the market in terms of reliability, performance, features and innovation. In addition, CNH intends to leverage its product development capabilities to serve market niches and to satisfy the specialized requirements of these customers.

     For developing markets, CNH intends to adapt existing products or develop new, value-oriented products for its "base" product line. CNH will design products for fundamental functionality and, over time, will feature advancing product technology. In a given market, CNH intends its base products to be the best available in their class and to accommodate the evolution of local customer needs.

Continue Reengineering Core Business Processes

     CNH intends to improve its operations by identifying and implementing throughout CNH the best practices of New Holland and Case. Through the combination of New Holland and Case, CNH expects to achieve annual operating synergies of $400 - $500 million within three to four years, and savings should begin to be realized in the year 2000. To generate these cost savings, CNH will focus on enhancing its core business processes, including product development, manufacturing and supply chain, and on providing shared administrative services.

Expand Financial Services Operations

     CNH intends to expand its financial services operations internationally by cross-selling existing products in established markets, leveraging its geographic presence in Europe, Brazil and Australia and introducing its products and services in selected countries not previously served. CNH will also seek to improve its penetration with respect to current customer purchases by broadening the selection of financial services products that it offers in order to meet a larger portion of the financing needs of its customers. CNH intends to diversify its customer base by targeting the financing needs of purchasers of industrial equipment not manufactured by CNH. In addition, CNH will generate cost savings by jointly developing new products, leveraging funding opportunities and migrating to common information technology systems and business processes. CNH believes that a strong financial services base will provide a stable source of earnings through the cycles of the agricultural and construction equipment markets.
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PRODUCTS AND MARKETS

     CNH designs, manufactures and distributes agricultural and construction equipment and provides financial services through several subsidiaries and joint ventures. CNH has operations in 16 countries and sells and distributes its products in 160 markets through an extensive network of approximately 10,000 dealers and distributors.

     On a pro forma basis after giving effect to the merger, CNH's 1999 sales of farm and construction equipment represented 93% of total revenues, and financing operations accounted for 7% of total revenues. CNH's pro forma sales of farm equipment represented 62% of revenues from 1999 equipment sales, and sales of construction equipment represented 38% of such revenues. For the year ended December 31, 1999, CNH's pro forma net sales of equipment were generated from the following geographic areas: North America 41%, Western Europe 42%, Latin America 6%, and Rest of World 11%.

Equipment Operations

  Agricultural Equipment

     CNH is the world's largest manufacturer of agricultural equipment and the largest global manufacturer of agricultural tractors. CNH also has leading positions in combines, hay and forage equipment and specialty harvesting equipment. CNH manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements, and material handling equipment.

     CNH's net sales of agricultural equipment on a pro forma basis for the year ended December 31, 1999, were approximately $6 billion and consisted of tractors 62%, combines/harvesters 20%, hay and forage equipment 12% and implements 6%. These pro forma net sales of agricultural equipment were generated from the following geographic areas: North America 38%, Western Europe 42%, Latin America 6%, and Rest of World 14%.

     CNH sells agricultural equipment products primarily under the following brand names: New Holland, Case, Case IH, DMI, AFS, Flexi-Coil and Steyr.

  Construction Equipment

     CNH is the third largest manufacturer of construction equipment. CNH manufactures and distributes a full line of construction equipment and has leading positions in excavators, crawler dozers, graders, wheel loaders, loader/backhoes, skid steer loaders and trenchers.

     CNH's net sales of construction equipment on a pro forma basis for the year ended December 31, 1999, were approximately $4 billion and consisted of loader/backhoes 33%, excavators 27%, skid steer loaders 15%, wheel loaders 10%, crawler dozers 4%, trenchers and other construction equipment 11%. These pro forma net sales of construction equipment were generated from the following geographic areas: North America 48%, Western Europe 42%, Latin America 5%, and Rest of World 5%.

     CNH sells construction equipment products under the following brand names:
New Holland, New Holland Construction, Case, Fermec, Link-Belt (earthmoving equipment), O&K, FiatAllis and Fiat-Hitachi.

Financial Services

     CNH provides broad-based financial services for the global marketplace through various wholly owned subsidiaries and joint ventures in the United States, Canada, Argentina, Australia, Brazil and Europe. CNH provides and administers retail financing to end-use customers for the purchase or lease of new and used CNH and other agricultural and construction equipment. CNH also facilitates and finances the sale of insurance products and other financing programs to retail customers. In addition, CNH provides wholesale financing to CNH dealers and rental equipment yards. CNH also provides financing options to dealers and non-captive

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third parties to finance inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment.

RESTRUCTURING

     CNH management is assessing and formulating a plan to integrate the operations of the Case and New Holland businesses. CNH is evaluating the divestiture or closure of approximately 20% of its manufacturing locations, as well as the closure of approximately one-third of its 45 parts depots. Through the consolidation of all functional areas, CNH expects to reduce its worldwide workforce by approximately 20% by 2002. As of December 31, 1999, CNH has recorded $90 million in purchase accounting reserves as part of its integration plan with respect to Case. As management completes and commits to the activities of the plan, CNH anticipates that it will record additional adjustments to goodwill for identified actions relative to the Case business. CNH has also announced that it will incur restructuring charges, beginning in 2000, to exit certain other activities and to further restructure CNH operations related to the New Holland business.

     In 1999 and 1998, CNH recorded pre-tax restructuring charges of $19 million and $40 million, respectively, primarily for actions related to New Holland employee terminations.

DIVESTITURES

     In conjunction with the merger, CNH has announced that it will divest or close approximately 20% of its manufacturing locations, as well as close approximately one-third of its 45 parts depots worldwide. In approving the merger, the European and U.S. regulatory authorities identified a number of competitive concerns related to the combined operations of Case and New Holland in specified product lines and markets. To address these competitive concerns, CNH committed to a number of actions, including divestiture of the following product lines and facilities:

     - Case's CX and MXC product lines and the Doncaster, United Kingdom, plant in which they are assembled;

     - New Holland's Laverda combine harvester product line (excluding hillside models) and the Breganze, Italy, facility in which they are made;

     - Case's large square balers assembled in Neustadt, Germany;

     - Case's Fermec brand loader/backhoe and industrial tractor product lines and the Fermec manufacturing plant in Manchester, United Kingdom;

     - Case's ownership interest in Hay & Forage Industries in Hesston, Kansas, a 50% owned joint venture with AGCO Corporation that produces hay and forage implements; and

     - New Holland's Versatile four-wheel drive and Genesis two-wheel drive tractor lines, along with the Winnipeg, Canada, plant in which they are manufactured.

In addition, to address specific market issues in Austria, the parties have agreed to license or build the Steyr model M-948 and M-958 (and equivalent Case IH models) for sale by a third party. In the opinion of management, the impact of these divestitures will not be material to CNH's overall results of operations.

MANUFACTURING

     CNH manufactures equipment and components in 46 principal manufacturing facilities, including 14 facilities in the United States, six in Italy, five in France, four each in the United Kingdom, Germany and Brazil, two each in Canada and Belgium, and one each in Australia, Austria, India, Mexico and Poland. Similar manufacturing techniques are employed in the production of farm and construction equipment, resulting in certain economies and efficiencies. For a listing of CNH's principal manufacturing, engineering and administrative facilities see Item 2, "Description of Property."

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     In addition to the equipment manufactured by CNH and its joint ventures,
CNH also purchases both agricultural and construction equipment from other sources. The terms of purchase from an original equipment manufacturer or OEM, allow CNH to market the equipment under its brands and generally require CNH to purchase agreed-upon volumes of products, although either party may terminate the relationship upon notice. Manufactured components are also purchased on an OEM basis. OEM purchases allow CNH to offer a broader line of products and range of models to its dealer network and global customer base. In 1999, the total value of OEM purchases comprised less than 5% of CNH's total purchases.

JOINT VENTURES AND ALLIANCES

     CNH has entered into numerous joint ventures and alliances. The agreements governing some of New Holland's pre-merger joint ventures contain terms inconsistent with other agreements to which Case is a party. Likewise, the agreements governing some of Case's pre-merger joint ventures contain terms inconsistent with other agreements to which New Holland is a party. CNH is discussing these issues with its joint venture partners and may need to modify the terms of some of those joint venture agreements. However, the need for, and scope of, any possible modifications remains uncertain at this time.

 Agricultural Equipment

     - Turkey -- CNH owns 37.5% of each of Turk Traktor Ve Ziraat Makineleri A.S., a leading Turkish manufacturer of agricultural equipment, and Trakmak Traktor Ve Ziraat Makineleri A.S., a leading Turkish distributor of agricultural equipment. Turk Traktor produces various tractor series under license from New Holland, and also supplies power trains to New Holland de Mexico S.A. de C.V. and transmissions to CNH's facility in Jesi, Italy.

     - Mexico -- CNH and the Quimmco Group of Mexico each own 50% of New Holland de Mexico, a manufacturer and distributor of tractors for sale in domestic and export markets, including the United States. New Holland de Mexico is the market leader in Mexico in its product class.

     - United States -- CNH owns 50% of Hay and Forage, a joint venture with AGCO that manufactures hay and forage equipment at a plant in Hesston, Kansas. CNH has agreed to divest of its interest in Hay and Forage as a condition of obtaining U.S. Department of Justice approval pursuant to the merger.

     - Canada -- As of December 31, 1999, CNH owned 39% of Flexi-Coil Ltd., a manufacturer of air-seeding equipment. CNH acquired the remaining ownership interests in Flexi-Coil on January 4, 2000.

     - Japan -- CNH and H. Shibamoto each own 50% of New Holland HFT Japan Inc., a distributor of agricultural equipment in Japan. HFT is the leading importer of agricultural tractors in the highly competitive Japanese market and has a leading share of the Japanese markets for combine harvesters and self-propelled forage harvesters.

     - Pakistan -- CNH owns a 43.2% interest in Al-Ghazi Tractors Ltd., a tractor manufacturing joint venture.

     - Uzbekistan -- CNH owns a majority interest in several joint ventures in Uzbekistan. UzCaseMash LLC and UzCaseTractor LLC produce two-row cotton pickers and tractors, respectively, for sale in Uzbekistan and neighboring countries. A third joint venture, UzCaseService LLC, provides services for Case-branded agricultural and construction equipment. CNH owns a 60% interest in UzCaseMash and a 51% interest in both UzCaseTractor and UzCaseService.

     - China -- CNH owns 70% of Harbin New Holland Beidahuant Tractors, Ltd., a joint venture with Heilongiang Beidahuang State Farm Group for the manufacture of 100-180 horsepower tractors.

Construction Equipment

     - India -- CNH owns 50% of L&T-Case Equipment Limited, a joint venture with Larsen & Toubro for the manufacture and sale of loader/backhoes and vibratory compactors.

     - Italy -- CNH owns 57% of Fiat-Hitachi Excavators S.p.A., a joint venture that manufactures heavy construction equipment.

     - United States -- CNH has a 50% global alliance with Sumitomo (S.H.I.) Construction Machinery Co., Ltd. to market and manufacture hydraulic crawler excavators.

Engine Joint Ventures and Alliances

     In 1996, CNH, Iveco N.V. and Cummins Engine Company formed the European Engine Alliance, a joint venture equally owned by its partners. The European Engine Alliance is developing a new generation of one-liter-per-cylinder diesel engines based on Cummins' latest (diesel) engine technology. Cummins has granted the alliance exclusive rights for this project in the European market in return for a one-time licensing fee of $33 million, and annual royalty payments made by CNH and Iveco to Cummins on a per cylinder basis. This new generation of engines will be designed to meet the European Union's stringent emissions standards that are scheduled to take effect for trucks in 2001 and for other vehicles between 2002 and 2004. The European Engine Alliance will commence production of components in 2000, and each of the partners anticipates assembling final engines in their respective engine assembly facilities. CNH expects that the first engines developed by the European Engine Alliance will replace the medium-horsepower engines that CNH currently manufactures at its Basildon, U.K., facility. Intellectual property rights with respect to future generations of engines developed by the European Engine Alliance, including the already-planned second generation, will be owned jointly by the three partners.

     In North America, CNH owns a 50% interest in a joint venture with Cummins that manufactures a line of diesel engines in Rocky Mount, North Carolina. This joint venture, Consolidated Diesel Company, provides CNH with a source of low cost diesel engines that CNH has incorporated into many of its product lines.

Financial Services

     - Europe - CNH and UFB LOCABAIL SA, a subsidiary of Compagnie Bancaire, each own 50% of Case Credit Europe S.A.S., a joint venture that provides financing for certain of CNH's European dealers and retail customers. CNH also has a 49% interest in New Holland Finance Ltd., a joint venture with the Barclays Bank plc group in the United Kingdom that offers retail financing to CNH customers in the United Kingdom, Germany, France and Italy.

     - Uzbekistan - CNH owns a 51% interest in UzCaseagroleasing, a joint venture that provides financing for the retail acquisition of new and used Case agricultural equipment in Uzbekistan.

SUPPLIERS

     In 1999, CNH purchased, on a pro forma basis after giving effect to the merger, approximately $5 billion of material from outside suppliers, including approximately $4 billion in materials used to produce products and $1 billion in after-market parts and components support.

     CNH also obtains certain engines and other components, as well as services such as cash management, legal, consulting and other administrative services from various companies affiliated with Fiat or the Fiat Group, either pursuant to a renewable contract or on a purchase order basis. In 1999, CNH purchased approximately $196 million in goods and approximately $99 million in services from companies in the Fiat Group, including $111 million for engines purchased from Iveco.

     CNH is currently rationalizing its supply chain to reduce substantially the number of its suppliers. In implementing this program, CNH plans to build mutually beneficial partnerships with long-term suppliers based on increased volumes and shared product development activities. CNH believes that a reduction in the number of suppliers will result in more cost-effective arrangements, reduce investment requirements, provide greater access to technological developments and result in lower per-unit costs. By rationalizing its supplier base, however, CNH is increasing its dependence on its remaining suppliers, although in most instances, the products CNH purchases from its suppliers are available from other sources.

DISTRIBUTION AND SALES

     CNH sells and distributes its products through an extensive network of more than 10,000 dealers and distributors in more than 160 markets worldwide. Dealers typically sell either farm equipment or construction equipment, although some dealers sell both types of equipment. CNH plans to continue to distribute New Holland and Case products and services through their pre-merger global dealer networks.

     In most established markets, the distribution of CNH products is accomplished through the dealer network. In other parts of the world, CNH products are sold initially to distributors and then to dealers (or initially to dealers and then to sub-dealers), leveraging distributor expertise and minimizing CNH's marketing costs. Distributors generally have responsibility for marketing goods in very large geographic regions, including entire countries.

PRICING AND PROMOTION

     The actual retail price of any particular piece of equipment is determined by the individual dealer and generally depends on market conditions, features and options. Actual retail sales prices may be lower than the suggested list prices. CNH sells equipment to its dealers at wholesale prices, which reflect a discount from the suggested list price. In the ordinary course of its business, CNH engages in promotional campaigns that may include price incentives or preferential credit terms on the purchase of certain products.

     CNH regularly advertises its products to the community of farmers, contractors, builders and agricultural and construction contractors, as well as to distributors and dealers in each of its major markets. To reach its target audience, CNH uses a combination of general media, specialized design and trade magazines and direct mail. CNH also regularly participates in major international and national trade shows and engages in co-operative advertising programs with major distributors.

RESEARCH, DEVELOPMENT AND ENGINEERING

     CNH's research, development and engineering personnel design, engineer, manufacture and test new products, components and systems. CNH incurred $196 million, $152 million and $129 million of research, development and engineering costs in the years ended December 31, 1999, 1998 and 1997, respectively. After giving effect to the merger, 1999 and 1998 CNH pro forma research, development and engineering costs would have been $357 million and $376 million, respectively.

     CNH also benefits from the research, development and engineering expenditures of its joint ventures, which are not included in CNH's research, development and engineering expenditure figures, and from the continuing engineering efforts of its suppliers. With the merger of Case and New Holland, CNH management expects the combined level of expenditures for research and development, on a comparable basis, will decline, benefiting from synergies from the combined company and elimination of duplicative expenditures.

PATENTS AND TRADEMARKS

     CNH continues to operate the New Holland and Case businesses under their respective corporate names, trademarks and trade names.

     New Holland -- CNH sells its New Holland brand products under heritage brand names such as Ford, Braud, FiatAllis, O&K Orenstein & Koppel Aktiengesellschaft and FiatAgri, and is promoting the New Holland name and logo as the primary brand name for its agricultural equipment. Under the terms of an agreement dating to 1991, New Holland retains the right to use the Ford brand name (in block letters) on agricultural equipment through May 6, 2001. CNH also has a one-year, renewable, royalty-bearing license from Fiat to use the FiatAgri trademark.

     Case -- Case manufactures and distributes equipment primarily under the brand names Case, IH, Case IH, Steyr, Austoft, Concord, Tyler, DMI, Fermec and Case Poclain.

     Other than the New Holland, Case, IH and Case IH trademarks, CNH does not believe that its business is materially dependent on any single patent or trademark or group of patents or trademarks.

     CNH, through New Holland and Case, has a significant tradition of technological innovation in the agricultural and construction equipment industries. CNH holds over 2,450 patents, with 1,060 additional applications pending. CNH believes that it is among the market leaders for patented innovations in the product classes in which it operates.

INSURANCE

     CNH maintains insurance with third-party insurers and with affiliates of Fiat to cover various risks resulting from its business activities including, but not limited to, risk of loss or damage to its facilities, business interruption losses, general liability, product liability, automobile liability and directors and officers liability insurance. Management believes that CNH's present level of insurance coverage is adequate to cover any such potential losses arising out of these and other insurable risks.

EMPLOYEES

     At December 31, 1999, CNH had approximately 36,000 employees. CNH management is assessing and formulating a plan to integrate the operations of the Case and New Holland businesses. Through consolidation of all functional areas, CNH expects to reduce its worldwide workforce by approximately 20% by 2002. As of December 31, 1999, CNH recorded $90 million in restructuring reserves as part of its integration plan to consolidate operations and reduce worldwide headcount.

     Many of CNH's worldwide production and maintenance employees are represented by unions. CNH's collective bargaining agreement with the United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW"). CNH's contract with the UAW, which represents approximately 2,200 of CNH's hourly production and maintenance employees in the United States, expires May 2, 2004. Labor agreements covering employees in certain European countries generally expire annually. CNH can offer no assurance that future contracts with the UAW or any of CNH's other union contracts or labor agreements will be renegotiated upon terms acceptable to CNH.

     CNH's employees in Europe are also protected by various worker co-determination and similar laws that afford employees, through local and central works councils, certain rights of consultation with respect to matters involving the business and operations of their employers, including the downsizing or closure of facilities and the termination of employment. Over the years, CNH has experienced various work slow-downs, stoppages and other labor disruptions.

ENVIRONMENTAL MATTERS

     CNH's operations and products are subject to extensive environmental laws and regulations in each of the countries in which it operates. CNH is a voluntary participant in several government-sponsored initiatives that benefit the environment. CNH has an ongoing Pollution Prevention Program to reduce industrial waste, air emissions and water usage by incorporating adjustments in business activity, recycling efforts and hazard assessments of raw materials. CNH has a program designed to implement environmental management practices and compliance, to promote continuing environmental improvements and to identify and evaluate environmental risks at manufacturing and other facilities worldwide.

     CNH engines and equipment are subject to extensive statutory and regulatory requirements that impose standards with respect to air emissions. Further emissions reductions in the future from non-road engines and equipment have been promulgated or are contemplated in the United States as well as by non-U.S. regulatory authorities in many jurisdictions throughout the world. CNH expects to make significant capital and research expenditures to comply with these standards now and in the future. CNH anticipates that these costs are likely to increase as emissions limits become more stringent, however, at this time, CNH is not able to quantify the dollar amount of such expenditures. Failure to comply could result in adverse effects on future financial results.

     CNH will incur capital expenditures in connection with matters relating to environmental control and will also be required to spend additional amounts in connection with ongoing compliance with current and future laws and regulations. In particular, the Clean Air Act Amendments of 1990 and European Commission Directives will affect directly the operations of all of CNH's manufacturing facilities in the United States and Europe. The manufacturing processes that will be affected include painting, coating and foundry operations. Although capital expenditures for environmental control equipment and compliance costs in future years will depend on legislative, regulatory and technological developments that cannot accurately be predicted at this time, CNH anticipates that these costs are likely to increase as environmental requirements become more stringent. CNH believes that these capital costs, exclusive of product-related costs, will not have a material adverse effect on CNH's financial position or results of operations.

     Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and other federal and state laws that impose similar liabilities, Case, a wholly owned subsidiary of CNH, has received inquiries for information or notices of its potential liability regarding 38 non-owned sites to which Case allegedly sent hazardous substances for disposal ("Waste Sites"). Sixteen of the Waste Sites are on the National Priority List promulgated pursuant to CERCLA. At 34 of the Waste Sites, the monetary amount or extent of Case's liability has been resolved, Case has not been named as a potentially responsible party ("PRP"), or Case's liability is likely de minimis in comparison with other PRPs. As of December 31, 1999, reserves of approximately $3 million had been established to address the potential liability at the 38 Waste Sites, of which approximately $1 million specifically relates to the aforementioned 34 Waste Sites. Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, Case's potential liability for remediation costs associated with the 38 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, Case could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, CNH's understanding of the financial strength of other PRPs has been considered in the determination of Case's potential liability. Under the indemnification provisions of the 1991 merger with Ford Motor Company, Ford has retained financial responsibility for Waste Sites associated with its former operations that are now owned by New Holland, CNH's predecessor. CNH believes that the costs associated with the Waste Sites will not have a material adverse effect on CNH's financial position or results of operations.

     CNH has conducted environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. CNH believes that the outcome of these activities will not have a material adverse effect on CNH's financial position or results of operations. The preceding sentence is a forward-looking statement, and the actual costs could differ materially from those costs currently anticipated due to the nature of the historical disposal and release activities typical of manufacturing and related operations that have occurred in the United States and other countries, and as a result of laws which now and in the future may impose liability for previously lawful disposal and release activities. As it has in the past, CNH intends to fund its costs of environmental compliance from operating cash flows.

SEASONALITY AND PRODUCTION SCHEDULES

     Seasonal demand for agricultural equipment varies by region and product, primarily due to differing climates and farming calendars. Seasonal demand fluctuations for construction equipment are somewhat less significant than for farm equipment. Sales to independent dealers closely correspond with production levels, which are based upon CNH's estimates of demand. Also see Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The agricultural equipment industry is highly competitive, particularly in North America, Europe and Latin America. CNH competes primarily with large global full-line suppliers, including Deere & Company and AGCO; manufacturers focused on particular industry segments, including Caterpillar Inc., Kubota Corporation and various implement manufacturers; regional manufacturers in mature markets, including Class KGa and SAME Duetz-Fahr Group, that are expanding worldwide to build a global presence; and local, low cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

     The construction equipment industry is highly competitive, particularly in Western Europe, North America, South America and the Asia Pacific region. CNH competes primarily with two large full-line suppliers, Caterpillar and Komatsu Construction Equipment, that together account for approximately 40% of the world industry; product specialists operating on a global basis, including Kobelco Construction Equipment, Ingersoll-Rand Company and Hitachi, Ltd.; and local and multi-regional manufacturers such as Volvo Construction Equipment Corporation, Deere and J.C. Bamford Excavators Ltd., or JCB.

     CNH believes that the combination of New Holland and Case agricultural and construction equipment will allow it to compete strongly against Deere, Caterpillar and others in the agricultural equipment market and against Caterpillar, Komatsu, Volvo and others in the construction equipment market.

     CNH believes that multiple factors influence a buyer's choice of equipment. These factors include product performance, availability of a full product range, the strength and quality of a company's dealers, the quality and pricing of products, brand loyalty, technological innovations, product availability, financing terms, parts and warranty programs, resale value, customer service and satisfaction and timely delivery. CNH continually seeks to improve in each of these areas but focuses primarily on providing high-quality and high-value products and supporting those products through its dealer network. In both the agricultural and construction equipment industries, buyers tend to favor brands based on past experience with the product and the dealer. Customers' perceptions of value in terms of product productivity, reliability, resale value and dealer support are formed over many years.

     The financial services industry is highly competitive. CNH competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon customer service and finance rates charged.

SERVICE AND WARRANTY

     CNH products are warranted to the end-user to ensure end-user confidence in design, workmanship and material quality. Warranty lengths vary depending on competitive standards established within individual markets. In general, warranties tend to be for one to three years, with some as short as six months, and cover all parts and labor for non-maintenance repairs and wear items, provided operator abuse, improper use or negligence did not necessitate the repair. Authorized CNH dealers and distributors must perform warranty work. Warranty on some products is limited by hours of use, and purchased warranty is available on most products. Dealers submit claims for warranty reimbursement to CNH and are credited for the cost of repairs if the repairs meet CNH's prescribed standards. Warranty expense is accrued at the time of sale, and purchased warranty revenue is deferred and amortized over the life of the warranty contract.

     CNH distributors and dealers provide service support outside of the warranty period. Service personnel are trained in one of several CNH training facilities around the world or on location at the dealership by CNH service engineers or service training specialists.

ITEM 2. DESCRIPTION OF PROPERTY.

     The following table provides information about each of CNH's principal manufacturing, engineering and administrative facilities:

                                                                          APPROXIMATE      OWNERSHIP
           LOCATION                        PRIMARY FUNCTIONS             COVERED AREA *      STATUS
           --------                        -----------------             --------------   ------------
UNITED STATES
Belleville, PA.................  Skid Steer Loaders; Manure Spreaders          540           Owned
Benson, MN.....................  Agricultural Sprayers                         219           Owned

Burlington, IA.................  Loader/Backhoes; Crawler/Dozers; Fork         989           Owned
                                   Lift Trucks
Nevada, IA.....................  Marketing and Training Center                  76           Owned
Burr Ridge, IL.................  Technology (Engineering) Center               549           Owned
Dublin, GA.....................  Compact Tractors                               60           Leased

East Moline, IL................  Combine Harvesters; Cotton Pickers;         2,375           Owned
                                 Grain Heads
Lincolnshire, IL...............  Administrative Facilities                      13           Leased
Fargo, ND......................  Tractors, Wheel Loaders                       531           Owned
Fargo, ND......................  Planters/Seeders                              146           Leased
Goodfield, IL..................  Soil Management (Tillage)                     233           Owned
Grand Island, NE...............  Combine Harvesters; Hay & Forage              680           Owned

New Holland, PA................  Administrative Facilities; Hay &            1,190           Owned
                                 Forage; Engineering Center
Racine, WI.....................  Tractors; Transmissions; Foundry            2,834           Owned
Racine, WI.....................  Principal Administrative Facilities           400        Owned/Leased

Wichita, KS....................  Skid Steer Loaders; Directional               455           Owned
                                 Drills; Trenchers
ITALY
Breganze(1)....................  Combine Harvesters; Hay & Forage;             660           Owned
                                   Engineering Center
Imola..........................  Loader/Backhoes; Engineering Center           384           Owned
Jesi...........................  Tractors                                      710           Owned
Lecce..........................  Construction Equipment; Engineering         1,550           Owned
                                   Center
Modena.........................  Components; Engineering Center              1,150           Owned
San Matteo.....................  Research and Development                      540           Owned
San Mauro......................  Construction Equipment; Engineering           590           Owned
                                   Center
FRANCE
Coex...........................  Grape Harvesters; Engineering Center          280           Owned
Crepy-En-Valois................  Excavators; Loader/Backhoes                   676           Owned
Croix..........................  Cabs                                          466           Owned
St. Dizier.....................  Transmissions                                 234           Owned
Tracy-Le-Mont..................  Hydraulic Cylinders                           204           Owned
Villepinte.....................  Administrative Facilities                      55           Leased
UNITED KINGDOM
Brentford......................  Administrative Facilities                      50           Leased
Basildon.......................  Tractors; Components; Engineering           1,390           Owned
                                 Center
Doncaster(1)/Carr Hill.........  Tractors; Gears; Shafts                     1,074           Owned
Lincoln........................  Agricultural Sprayers                          24           Owned
Manchester(1)..................  Skid Steer Loaders; Excavators                529           Owned

                                                                          APPROXIMATE      OWNERSHIP
           LOCATION                        PRIMARY FUNCTIONS             COVERED AREA *      STATUS
           --------                        -----------------             --------------   ------------
GERMANY
Berlin.........................  Construction Equipment                      1,113           Leased
Dortmund.......................  Administrative Facilities; Test and           348           Leased
                                 Parts Centers
Hattingen......................  Components                                    535           Owned
Heidelberg.....................  Administrative and Warehouse                  162           Owned
                                 Facilities
Kissing........................  Cylinders                                     142           Leased
Neustadt.......................  Forage and Combine Harvesters; Square         515           Owned
                                   Balers
BRAZIL
Curitiba.......................  Tractors; Combine Harvesters;                 760           Owned
                                 Engineering Center
Belo Horizonte.................  Construction Equipment; Engineering           510           Owned
                                   Center
Piracicaba.....................  Sugar Cane Harvesters                         108           Owned
Sorocaba.......................  Wheel Loaders; Loader/Backhoes;               525           Owned
                                   Excavators
CANADA
Saskatoon......................  Air-Seeding Equipment                         750           Owned
Winnipeg(1)....................  Tractors; Engineering Center                  750           Owned
BELGIUM
Antwerp........................  Components                                    850           Leased
Zedelgem.......................  Combine Harvesters; Hay & Forage;           1,590           Owned
                                   Tractor Loaders; Engineering Center
MEXICO
Leon...........................  Tractor Assembly                               24           Owned
Mexico City....................  Administrative Facilities                       9           Owned
OTHERS
Buenos Aires, Argentina........  Administrative Facilities                      10           Leased
Bundaberg, Australia...........  Sugar Cane Harvesters                         206           Owned
St. Valentin, Austria..........  Tractors                                      398           Leased
New Delhi, India...............  Tractors; Engineering Center                  360           Owned
Plock, Poland..................  Combine Harvesters                          1,020           Owned

------------
*  in thousands of square feet
(1) Facilities to be divested pursuant to the merger to comply with European and U.S. regulatory authorities.

     In addition, CNH owns or leases a number of other non-manufacturing facilities, including office facilities, parts depots and dealerships, worldwide. For information on operating lease commitments, see Note 17 to the CNH Financial Statements included in Item 18 of this report.

     As a result of the merger, management believes it has excess capacity in certain of its product lines when compared with current market demand. CNH management is assessing and formulating a plan to integrate the operations of the Case and New Holland businesses and to address overall combined manufacturing capacity. This preliminary plan includes the divestiture or closure of approximately 20 percent of CNH's manufacturing locations. In 1999, as a result of the continued industry-wide downturn in the agricultural equipment market, CNH produced below forecasted demand in order to maintain inventories at appropriate levels, resulting in temporary excess capacity in some of its agricultural equipment manufacturing facilities until market conditions improve. CNH believes that it has sufficient capacity to meet its current construction equipment market demand.

     CNH considers each of its facilities currently in use to be in good operating condition and adequate for its present use. CNH also owns other facilities that are currently idle and available for sale.

ITEM 3. LEGAL PROCEEDINGS.

     For information pertaining to legal proceedings, see Note 17 to the CNH Financial Statements included in Item 18 of this report, which is incorporated by reference herein.

ITEM 4. CONTROL OF REGISTRANT.

     CNH's capital stock consists of common shares, par value Euro 0.45. As of February 29, 2000, there were 149,660,000 common shares outstanding.

     CNH is controlled by its largest single shareholder, New Holland Holdings, a wholly owned subsidiary of Fiat. As of February 29, 2000, New Holland Holdings owned 106,411,400 common shares, representing approximately 71.1% of CNH's outstanding common shares as of such date. As a result, Fiat controls all matters submitted to a vote of CNH's shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. As of February 29, 2000, the directors and executive officers of CNH as a group owned 686,646 common shares.

     Prior to the merger, New Holland relied on Fiat to provide guarantees of its external debt financing requirements and to maintain supportive financial arrangements. CNH continues to rely on Fiat to provide similar guarantees in connection with some of its external financing needs, including the short-term credit facilities that CNH used to finance the merger. Fiat has stated that it intends to continue the guarantee for as long as it maintains control of CNH and, in any event, at least until December 31, 2003. After that time, Fiat has committed that it will not terminate CNH's access to these financing arrangements without affording CNH an opportunity to develop suitable substitutes. The terms of any alternative sources of financing may not be as favorable as those provided or facilitated by Fiat.

     CNH purchases some of its engines and other components from the Fiat Group, and companies of the Fiat Group provide CNH administrative services such as accounting, cash management and legal services. In addition, CNH may from time to time enter into hedging arrangements with counterparties that are members of the Fiat Group. If these goods or services or financing arrangements were not available from Fiat, CNH would have to obtain them from other sources. CNH can offer no assurance that such alternative sources would provide goods and services on terms as favorable as those offered by Fiat.

     Also see Item 13, "Interest of Management in Certain Transactions," and
Note 21 to the CNH Financial Statements included in Item 18 of this report.

ITEM 5. NATURE OF TRADING MARKET.

     The outstanding common shares of CNH are listed on the New York Stock Exchange under the symbol "CNH." Prior to the merger, the common shares were listed on the New York Stock Exchange under the symbol "NH."

     The following table sets forth the high and low closing prices per share of CNH common shares on the New York Stock Exchange Composite Transactions Tape during the periods indicated:

                                                               CLOSING PRICES
                                                               ---------------
                                                                HIGH     LOW
                                                               ------   ------
1999
        1st quarter..........................................  $13.75   $ 8.75
        2nd quarter..........................................   18.00    10.31
        3rd quarter..........................................   17.19    13.94
        4th quarter..........................................   15.69    11.38

1998
        1st quarter..........................................  $28.31   $23.50
        2nd quarter..........................................   27.31    19.19
        3rd quarter..........................................   20.19     9.75
        4th quarter..........................................   14.50    10.81

     At the end of trading on February 29, 2000, CNH's common share closing price was $11.06 and 149,660,000 common shares were outstanding. Accordingly, at such date, CNH's total market capitalization, including those shares held by the Fiat Group, was approximately $1,655 million.

     As of February 29, 2000, 43,038,053 of the common shares were held of record in the United States by 985 holders and represented, in the aggregate, approximately 29% of the number of common shares outstanding. Since certain of the common shares are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     No exchange consent is required in The Netherlands for the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

ITEM 7. TAXATION.

UNITED STATES TAXATION

     The following discussion contains a description of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of CNH's common shares or shares, by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the shares. The discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes made on a retroactive basis. It is not a full description of all tax considerations that may be relevant to ownership of shares or a decision to purchase shares. In particular, the discussion is directed only to U.S. holders that will hold shares as capital assets and whose functional currency is the U.S. dollar. The discussion does not address the tax treatment of holders that are subject to special tax rules such as banks, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle or conversion transaction, insurance companies, tax-exempt entities and holders of ten percent or more of the voting shares of CNH.

     Prospective purchasers and current holders of shares are advised to consult their own tax advisors about the U.S., Netherlands, or other tax consequences to them of the purchase, beneficial ownership and disposition of shares including, in particular, the effect of any state, local or national tax laws.

Taxation of Dividends

     The gross amount of cash dividends paid in respect of the shares (including amounts withheld in respect of Dutch taxes) generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. holder, and will not be eligible for the dividends-received deduction allowed to corporations.

     Subject to generally applicable limitations and the discussion below, any Dutch withholding tax imposed on dividends will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, may be deducted in computing taxable income). Dividends generally will constitute foreign-source "passive income" or, in the case of certain holders, "financial services income," for U.S. foreign tax credit purposes. Under rules enacted by Congress in 1997 and other guidance issued by the U.S. Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     CNH generally will fund dividend distributions on the shares with dividends received from its non-Dutch subsidiaries. Assuming that certain conditions are met, CNH would be entitled to a reduction in the amount payable to the Dutch tax authorities in respect of withholding taxes equal to 3% of the lesser of gross dividends it receives from its non-Dutch subsidiaries or dividends, net of withholding tax, it pays to its shareholders. There is a risk that such a credit constitutes a partial subsidy in respect of, or reduction of, the Dutch withholding tax payable on CNH's dividends and that, therefore, a U.S. holder would not be entitled to a foreign tax credit with respect to the amount of the credit so allowed to CNH.

Taxation of Capital Gains

     Gain or loss realized by a U.S. holder on the sale or other disposition of shares will be subject to U.S. federal income taxation as capital gain or loss. Such gain or loss will be a long-term capital gain or loss if the shares were held for more than one year. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum rate of 20%, although a lesser rate may be applicable based upon the tax stature of the holder and the length of the holding period of the shares. Gain realized by a U.S. holder on a sale or other disposition of shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

Backup Withholding Tax

     Distributions made on shares and proceeds from the sale of shares to or through certain brokers may be subject to a "backup" withholding tax unless, in general, the U.S. holder complies with certain procedures or is a corporation or other person exempt from such withholding. Any amounts withheld from distributions on the shares would be refunded by the Internal Revenue Service or allowed as a credit against the federal income tax of the U.S. shareholders.

NETHERLANDS TAXATION

     The following summary of Dutch tax considerations is limited to the tax implications for an owner of shares who owns less than 10% of the voting power of CNH.

Withholding Tax

     Dividends distributed by CNH generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The expression "dividends distributed by CNH" as used herein includes, but is not limited to:

     (1) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

     (2) liquidation proceeds, proceeds of redemption of shares or, as a rule, consideration for the repurchase of shares by CNH in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

     (3) the par value of shares issued to a holder of shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

     (4) partial repayment of paid-in capital, recognized for Netherlands dividends withholding tax purposes, if and to the extent that there are net profits ("zuivere winst"), unless the general meeting of shareholders of CNH has resolved in advance to make such repayment and provided that the par value of the shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

     If a holder of shares is a resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such country, such holder of shares may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

     Under the treaty in effect between The Netherlands and the United States (the "U.S./NL Income Tax Treaty"), dividends paid by CNH to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, unless the shares held by such resident are attributable to an enterprise or part of an enterprise that is, in whole or in part, carried on though a permanent establishment or a permanent representative in The Netherlands. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. A holder of shares other than an individual will not be eligible for the benefits of the U.S./NL Income Tax Treaty if such holder of shares does not satisfy one or more of the tests set forth in the limitations on benefits provisions of
Article 26 of such Treaty.

     A holder of shares (other than an exempt organization) generally may claim the benefits of a reduced withholding tax rate or an exemption from withholding tax pursuant to the U.S./NL Income Tax Treaty by submitting a duly signed Form IB 92 USA, which form includes a banker's affidavit stating that the shares are in the bank's custody in the name of the applicant, or that the shares have been exhibited to the bank as being the property of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date, CNH can apply the reduced withholding tax rate to the dividend payment. A shareholder unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented claiming withholding tax relief at the source.

     Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by using the Form IB 95 USA, which form also includes a banker's affidavit.

Taxes on Income and Capital Gains

     A holder of shares will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by CNH or in respect of any gain realized on the disposal of shares (other than the withholding tax described above), provided that:

     (1) such holder is neither resident nor deemed to be resident in The Netherlands;

     (2) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares are attributable; and

     (3) such holder does not have a substantial interest or a deemed substantial interest in CNH or, if such holder does have such an interest, it forms part of the assets of an enterprise.

     Generally, a holder of shares will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CNH, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of CNH or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit of CNH and/or to 5% or more of the liquidation proceeds of CNH. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Net Wealth Tax

     A holder of shares will not be subject to Netherlands net wealth tax in respect of the shares, provided that such holder is not an individual or, if he is an individual, provided that the conditions mentioned under paragraphs (1) and (2) of the section "Taxes on Income and Capital Gains" above are met.

Gift, Estate and Inheritance Taxes

     No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of shares by way of a gift by, or on the death of, a holder of shares who is neither resident nor deemed to be resident in The Netherlands unless:

     (1) such holder at the time of the gift has, or at the time of his death had, an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares are or were attributable; or

     (2) in the case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

     For purposes of Netherlands gift, estate and inheritance tax, an individual who holds The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death.

     For purposes of Netherlands gift tax, an individual not holding The Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Capital Tax Payable by CNH

     Netherlands capital tax will be payable by CNH at the rate of 0.9% of any contribution made in respect of the shares.

Other Taxes and Duties

     No Netherlands registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the shares.

ITEM 8. SELECTED FINANCIAL DATA.

     The financial data set forth below at December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been derived from the audited consolidated financial statements of CNH included in
Item 18 of this report. Financial data at December 31, 1997, 1996 and 1995, and for each of the years in the two-year period ended December 31, 1996, have been derived from CNH's published financial statements not included herein.

     The financial data at December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, should be read in conjunction with Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and are qualified in their entirety by reference to the audited consolidated financial statements and notes thereto included in Item 18 of this report. CNH has presented the selected historical financial data as of and for each of the five years ended December 31, 1999, in accordance with U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the 1999 presentation.

     CNH acquired Case on November 12, 1999. The accompanying selected financial data reflects the historical operating results of CNH, including the results of operations of Case since November 12, 1999. On December 22, 1998, CNH acquired 75.0001% of O&K Orenstein & Koppel Aktiengesellschaft ("O&K"), and the accompanying selected financial data reflects the results of operations and the net assets of O&K since January 1, 1999, and December 22, 1998, respectively. In January 1997, CNH completed the acquisition of the remaining 51% ownership interests in two North American credit companies. These acquisitions affect the comparability of the respective prior-year data. For information on the pro forma impact of the 1999 acquisition of Case, see Note 3 to the CNH Financial Statements included in Item 18 of this report.

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------------
                                                         1999        1998       1997       1996       1995
                                                       ---------   --------   --------   --------   --------
                                                       (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
Net sales............................................   $ 5,949     $5,474     $5,798     $5,474     $5,003
Interest income and other............................       324        223        193         58         38
                                                        -------     ------     ------     ------     ------
  Total revenues.....................................   $ 6,273     $5,697     $5,991     $5,532     $5,041
                                                        =======     ======     ======     ======     ======
Net income...........................................   $   148     $  258     $  388     $  250     $  221
                                                        =======     ======     ======     ======     ======
Earnings per Share:
     Basic...........................................   $  0.99     $ 1.73     $ 2.60     $ 1.68     $ 1.48
     Diluted.........................................   $  0.97     $ 1.73     $ 2.60     $ 1.68     $ 1.48
Cash dividends declared per common share.............   $  0.55     $ 0.55     $ 0.55     $   --     $ 0.84

BALANCE SHEET DATA (AT THE END OF YEAR):
Total assets.........................................   $17,678     $7,296     $6,330     $5,111     $4,558
Long-term debt, including current maturities.........   $ 4,558     $1,011     $  651     $   72     $   89
Shareholders' equity.................................   $ 1,710     $1,784     $1,621     $1,374     $1,077

DIVIDENDS

     In each of the years ended December 31, 1999, 1998 and 1997, CNH distributed cash dividends of $82 million, or $0.55 per share. In 1995, CNH declared and paid a single, extraordinary cash dividend of $125 million, or $0.84 per share, with respect to the 1995 fiscal year. CNH did not declare a cash dividend for the year ended December 31, 1996.

     The declaration and payment of dividends are at the discretion of the Board of Directors and must be ratified at the annual general meeting of CNH's shareholders. CNH's ability to pay cash dividends will depend upon many factors including CNH's competitive position, financial condition, earnings and capital requirements. As a holding company, CNH is dependent on dividends or other advances from its subsidiaries to fund future cash dividends. In addition, the ability of CNH and its principal operating subsidiaries to pay dividends is subject to statutory limitations applicable in their respective jurisdictions that primarily relate to the required allocation of a nominal percentage of earnings to the establishment and maintenance of statutory reserves. As a result, the ability of these subsidiaries to pay dividends may be limited. Accordingly, there is no requirement or assurance that dividends will be declared or paid.

     Dividends from several of CNH's subsidiaries, including its U.S. subsidiaries, are subject to withholding taxes that will reduce the amount of such dividends available to CNH. Dividends payable by CNH are subject to Dutch withholding tax at the current rate of 25%. The withholding tax on dividends paid to shareholders that are not residents of The Netherlands may be reduced by virtue of an applicable income tax convention in effect between The Netherlands and the country of residence of the recipient of the dividends. See Item 7, "Taxation -- Netherlands Taxation."

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     CNH is a leader in the agricultural equipment, construction equipment and financial services industries. CNH is the largest manufacturer of agricultural equipment in the world, the third largest manufacturer of construction equipment and has one of the world's largest equipment finance companies.

     CNH combines the operations of New Holland N.V. and Case, a leading worldwide designer, manufacturer, marketer and distributor of farm equipment and light- to medium-sized construction equipment, as a result of their business merger ("the merger") on November 12, 1999 ("the merger date"). Effective with the closing of the merger, New Holland N.V. changed its name to CNH Global N.V. Unless otherwise noted, the financial data disclosed in this Item 9 reflects the historical operating results of CNH, including the results of operations of Case since the merger date.

     New Holland historically prepared its financial statements in accordance with International Accounting Standards or IAS. CNH has prepared its financial statements, including the financial data disclosed in this Item 9, in accordance with generally accepted accounting principles in the United States or U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the CNH presentation. The impact of acquisitions, particularly the impact of the merger and the December 1998 acquisition of O&K Orenstein & Koppel Aktiengesellschaft, has affected the comparability of the respective prior-year data. For information on the pro forma impact of the 1999 acquisition of Case, see Note 3 to the CNH Financial Statements included in Item 18 of this report.

     As used in this Item 9, CNH's agricultural and construction equipment businesses are collectively referred to as CNH's "Equipment Operations." CNH's financial services businesses are collectively referred to as "Financial Services." As used herein, "New Holland" or "Case" refers to (1) the pre-merger business and/or operating results of either New Holland or Case on a stand-alone basis, or (2) the CNH multi-branding strategy that supports the continued use of the New Holland and Case product brands. Unless otherwise indicated, all financial data set forth in this Item 9 is expressed in U.S. dollars.

Acquisitions and Investments

  Case

     New Holland acquired Case on November 12, 1999, for approximately $4.6 billion in cash, including related costs and expenses. CNH accounted for this acquisition as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of Case based upon their respective estimated fair values, including identifiable intangibles, with the remainder allocated to goodwill. The allocation of purchase price resulted in goodwill of approximately $2.4 billion. Goodwill allocated to Case's equipment operations of approximately $2.3 billion is being amortized on a straight-line basis over 30 years, and goodwill of approximately $129 million allocated to Case's financial services business is being amortized on a straight-line basis over 20 years.

     Sales of Case agricultural and construction equipment products for the post-merger period (November 12, 1999 -- December 31, 1999) were approximately $620 million. In 1999, Case had full-year revenues of $5.1 billion, including $4.6 billion for sales of its farm and construction equipment and approximately $500 million in revenues from its financial services operations.

 O&K

     On December 22, 1998, CNH acquired 75.0001% of the outstanding shares of O&K, a German manufacturer of hydraulic excavators and other construction equipment, for a purchase price of $15 million. The acquisition of O&K has enabled CNH to increase its penetration in the global excavator market and to expand its participation in a number of regions around the world. In 1999, CNH entered into a domination agreement with O&K that permits CNH to fully integrate O&K into its operations and allows CNH to offer to purchase outstanding shares of O&K from minority shareholders. As of December 31, 1999, CNH owned approximately 90% of O&K.

     CNH did not record the results of operations of O&K in its operating results until January 1, 1999, as the results of operations from the date of acquisition to December 31, 1998, were not significant. O&K recorded full-year revenues related to the construction equipment products acquired by CNH of approximately $450 million (unaudited) in 1998.

  Other

     On December 23, 1998, CNH acquired all the voting shares of its agricultural equipment distributor in Argentina, Inchcape Argentina S.A., including its wholly owned subsidiary, Agrotecnia S.A., at a cost of approximately $11 million. The acquisition has enabled CNH to achieve a higher level of integration across its Mercosur operations, including product design, manufacture, sales and service.

     On September 30, 1998, CNH acquired an additional 4% of the voting shares of Flexi-Coil Ltd., a Canadian manufacturing company, at a cost of approximately $6 million. On September 30, 1997, CNH acquired an initial 35% interest in Flexi-Coil for approximately $55 million. These investments were accounted for as purchases, and the allocation of the combined purchase price resulted in goodwill of approximately $57 million. In January 2000, CNH completed the acquisition of the remaining ownership interests in Flexi-Coil.

     On July 29, 1998, CNH acquired 90.87% of the voting shares of Bizon Sp.zo.o., a Polish manufacturer of combine harvesters, for approximately $33 million. This acquisition was accounted for as a purchase and, accordingly, the excess of the purchase price over the estimated fair market value of the net assets acquired resulted in goodwill of approximately $18 million. This acquisition has enabled CNH to establish a foothold in the Polish combine harvester market and has enhanced CNH's expansion in many emerging markets. In March 1999, CNH completed the acquisition of the remaining ownership interests in Bizon.

     On June 22nd and July 2nd of 1998, CNH acquired 37.3% and 0.9%, respectively, of the shares in Al-Ghazi Tractors Limited, a tractor manufacturing joint venture operation in Pakistan, at a total cost of approximately $12 million. The investment was accounted for as a purchase, and the excess of the purchase price over the fair market value of the net assets acquired resulted in goodwill of approximately $6 million.

     On June 4, 1998, CNH increased its stake in Turk Traktor Ve Ziraat Makineleri A.S. ("Turk Traktor"), CNH's manufacturing joint venture with the Koc Group in Turkey, from 25.0% to 37.5%. CNH also acquired 37.5% of Trakmak Traktor Ve Ziraat Makineleri Ticaret A.S. ("Trakmak Traktor"), a leading Turkish distributor of agricultural equipment. The combined cost of these investments was approximately $51 million. These acquisitions were accounted for using the purchase method of accounting and, accordingly, the excess of the purchase price over the estimated fair market value of the net assets acquired resulted in goodwill of approximately $24 million.

     In January 1997, CNH completed the acquisition of the remaining 51% ownership interests in the U.S. and Canadian credit companies that were previously owned by a former parent company of CNH. As a result of the acquisition, the U.S. and Canadian credit companies became wholly owned subsidiaries of CNH effective January 1, 1997. In addition to a cash payment of approximately $50 million, CNH assumed approximately $1.3 billion of funding that the former parent company had previously advanced to the credit companies. This acquisition was accounted for as a purchase, and the allocation of the purchase price resulted in goodwill of approximately $30 million.

     CNH reported incremental net sales of approximately $1,070 million in 1999 related to its acquisition activities. The sales impact of CNH's acquisition activities in 1997 and 1998 was not material. Also see Note 3 to the CNH Financial Statements included in Item 18 of this report.

SUMMARY OF REVENUES

     CNH's revenues were derived from the following sources (in millions):

                                                      FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                    ------------------------
                                                     1999     1998     1997
                                                    ------   ------   ------
Revenues:
  Net sales
     Agricultural equipment.......................  $3,904   $4,151   $4,576
     Construction equipment.......................   2,045    1,323    1,222
                                                    ------   ------   ------
       Total net sales............................   5,949    5,474    5,798
  Financial services..............................     412      361      317
  Eliminations and other..........................     (88)    (138)    (124)
                                                    ------   ------   ------
     Total revenues...............................  $6,273   $5,697   $5,991
                                                    ======   ======   ======

     CNH's revenues are derived from the manufacture and distribution of a full line of farm and construction equipment and from the financing of a broad array of financial services products for its retail and wholesale customers. CNH's revenues are affected by worldwide agricultural production and demand, housing starts and other construction levels, commodity prices, government subsidies, weather, interest and exchange rates, industry capacity and equipment levels.

     Net sales of CNH products were made into the following geographic regions (in millions):

                                                      FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                    ------------------------
                                                     1999     1998     1997
                                                    ------   ------   ------
Net sales
  Western Europe..................................  $2,918   $2,334   $2,290
  North America...................................   2,076    2,107    2,278
  Latin America...................................     386      528      506
  Rest of World...................................     569      505      724
                                                    ------   ------   ------
     Total net sales..............................  $5,949   $5,474   $5,798
                                                    ======   ======   ======

1999 COMPARED TO 1998

     Worldwide revenues were $6,273 million in 1999 versus $5,697 million in 1998. Net sales of farm and construction equipment were $5,949 million in 1999, up 9% from $5,474 million in 1998. The year-over-year improvement in net sales was attributable to a 20% increase from acquisitions, largely driven by the Case and O&K acquisitions, partially offset by a 7% decrease in base volumes and a 4% deterioration from the impact of foreign exchange. In 1999, sales of CNH agricultural equipment continued at depressed levels, primarily reflecting ongoing market weakness as a result of low global prices for agricultural commodities. Sales of CNH agricultural equipment in 1999 were down 6% from prior-year levels to $3,904 million, largely due to low commodity prices and excess farm products inventory. The impact of the slowdown was most significant in North America, where demand for high-horsepower agricultural tractors was considerably lower than the previous year. Sales of CNH construction equipment were up 55% over 1998 levels to $2,045 million, driven by the impact of the O&K and Case acquisitions.

     Sales in Western Europe were $2,918 million in 1999 versus $2,334 million in 1998. This 25%, year-over-year increase primarily reflects higher sales of CNH construction equipment, largely due to the full-year impact of the O&K acquisition. Total sales of CNH agricultural equipment in Western Europe remained unchanged from prior-year levels, as lower year-over-year sales of New Holland brand tractors and combines were offset by incremental sales from the fourth quarter acquisition of Case. In North America, sales of CNH agricultural and construction equipment were $2,076 million in 1999, down slightly from $2,107 million in 1998. Incremental sales from the Case acquisition partially offset a significant decline in year-over-year sales of New Holland brand agricultural equipment as a result of the continued industry downturn. Sales of CNH construction equipment in North America were up approximately 56%, reflecting the impact of significant year-over-year increases in most New Holland brand product categories, as well as the impact of the Case acquisition. In Latin America, 1999 sales of CNH equipment were $386 million, down 27% from prior-year levels, largely due to unfavorable market conditions as a result of the year-over-year devaluation of the Brazilian Real. In the Rest of World markets, sales of CNH agricultural and construction equipment were $569 million, up 13% from the $505 million reported in 1998, reflecting strong year-over-year increases in most product categories.

     Revenues for Financial Services increased to $412 million in 1999, up 14% as compared with $361 million in 1998, largely driven by the impact of New Holland's first retail asset-backed securitization ("ABS") transaction, the fourth quarter acquisition of Case and slight growth in new business in Western Europe, Australia and Brazil. Financial Services' year-over-year revenue growth was partially offset by the impact of the continuing weakness in the agricultural equipment market.

Earnings

     CNH recorded net income of $148 million in 1999, as compared to net income of $258 million in 1998. Diluted earnings per share for 1999 was $0.97, as compared to $1.73 in 1998. In 1999, CNH recorded restructuring charges of $19 million ($14 million after tax) for actions taken in response to lower retail demand in the global agricultural equipment market. In 1998, CNH recorded a $40 million restructuring charge ($29 million after tax) for employee termination payments. Excluding the impact of restructuring, 1999 net income was $162 million, with diluted earnings per share of $1.05, and comparable 1998 net income was $287 million, with diluted earnings per share of $1.92. Basic earnings per share, before restructuring, was $1.09 in 1999 versus $1.92 in 1998.

     In 1999, CNH's Equipment Operations recorded net income, before equity income of Financial Services, of $76 million, versus comparable net income of $198 million in 1998. The decrease in earnings primarily resulted from lower agricultural equipment sales volumes driven by the continued downturn in the agricultural equipment market. Increased acquisition-related costs, including increased interest expense, as well as the amortization of fair value purchase accounting adjustments and goodwill related to the merger, also negatively impacted CNH's 1999 net income. The impact of these factors was partially offset by favorable foreign exchange and hedging activities, the inclusion of $21 million for the amortization of negative goodwill related to the O&K acquisition and lower income tax expense. Throughout 1999, CNH progressively lowered agricultural equipment production to address declining retail demand. On a pretax basis, CNH's Equipment Operations recorded income of $166 million, as compared to $383 million in 1998.

     Financial Services recorded net income of $72 million in 1999, as compared to net income of $60 million in 1998. The year-over-year increase in net income was primarily due to the gain on sale from the successful completion of CNH's first retail ABS transaction, increased operating lease income, and increased finance income earned on retail and other notes and finance leases, including the impact of the acquisition of Case.

     Consolidated interest expense was $266 million in 1999, as compared to $162 million in 1998. This year-over-year increase primarily reflects the impact of acquisition-related debt and rising interest rates.

     The consolidated income tax provision for 1999 was $55 million, as compared to $148 million in 1998. CNH's 1999 and 1998 effective income tax rates were 27% and 36%, respectively. These rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable and the reduction of valuation reserves attributable to the utilization of prior-year losses.

Business Segment Operating Results

     The following is a discussion of CNH's industry segment operating results. CNH defines operating earnings as the income of CNH's Equipment Operations before interest, taxes and restructuring charges, including the net income of Financial Services on an equity basis. Operating earnings for Financial Services are reported on a net income basis. Also see Note 20 to the CNH Financial Statements included in Item 18 of this report.

     CNH's operating earnings for 1999 were $335 million versus $495 million in 1998. Financial Services recorded net income of $72 million in 1999, as compared to net income of $60 million in 1998. A reconciliation of CNH's Equipment Operations' net income to operating earnings is as follows (in millions):

                                                                 FOR THE
                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
EQUIPMENT OPERATIONS
  Net income................................................  $148    $258
  Income tax provision......................................    14     118
  Interest expense..........................................   154      79
  Restructuring charge......................................    19      40
                                                              ----    ----
     Operating earnings.....................................  $335    $495
                                                              ====    ====

  Agricultural Equipment

     Operating earnings for CNH's worldwide agricultural equipment business decreased from $316 million in 1998 to $146 million in 1999. The decrease in operating earnings was driven by the continued weakness in the agricultural equipment industry. This weakness resulted in lower dealer orders, reflecting the ongoing decline in the near-term fundamentals in the global agricultural market. Low commodity prices, driven principally by continued higher than normal grain inventory levels, adversely affected net farm income. Throughout 1999, CNH progressively lowered its agricultural equipment production levels to align production relative to declining retail demand.

     Worldwide sales of CNH agricultural equipment in 1999 declined $247 million or 6% from prior-year levels. Excluding the impact of the Case merger in the fourth quarter of 1999, year-over-year sales of New Holland brand agricultural equipment would have declined $591 million or 14% from 1998 levels. On a full year, pro forma basis after giving effect to the merger, net sales of CNH agricultural equipment were $6,144 million, down 20% from $7,683 million in 1998.

     In addition to the overall volume decline, 1999 operating earnings for CNH's agricultural equipment business were adversely impacted by variations in geographic and product line sales mix, including significantly lower sales of higher margin, large equipment. Worldwide sales of CNH tractors decreased 9% while worldwide sales of combines decreased 11% from the same period last year. Sales of CNH hay and forage equipment declined 14% as compared to prior-year levels. The lower retail demand and resulting decrease in dealer orders were due to the continued decline in the global agricultural market and the overall economic uncertainties in several emerging markets. In addition, commodity prices have dropped substantially year-over-year, affecting large-scale production agriculture. CNH's 1999 operating earnings also reflect the impact of higher year-over-year costs for increased research and development expenses and costs associated with the acquisition of Case, including the amortization of fair value purchase accounting adjustments and goodwill related to the merger. These decreases in operating earnings were partially offset by the impact of favorable manufacturing performance, as well as by benefits from CNH's restructuring actions and ongoing cost improvement initiatives.

  Construction Equipment

     Operating earnings for CNH's worldwide construction equipment business were $117 million in 1999, as compared to $119 million in 1998. The year-over-year increase in sales of CNH construction equipment, coupled with the $21 million of income from the amortization of O&K negative goodwill, was more than offset by the impact of an adverse product mix, including higher sales of lower margin products. In addition, CNH incurred additional costs associated with advancing CNH's presence in the North American construction equipment market. Costs associated with the acquisition of Case, including the amortization of fair value purchase accounting adjustments and goodwill related to the merger, also negatively impacted operating earnings. Additionally, the year-over-year comparison of operating earnings was negatively impacted by the inclusion of $14 million of income in CNH's 1998 operating earnings from an equity method investment that conducts research and development in Italy.

     Worldwide sales of CNH construction equipment increased $722 million or 55% in 1999 from 1998 levels, largely driven by strong retail demand in Western Europe, including the full-year impact of the December 1998 acquisition of O&K. Increased sales of skid steer loaders and graders, as well as additional sales from the acquisition of Case, also contributed to the year-over-year sales growth. Excluding the impact of the Case merger, year-over-year sales of New Holland brand construction equipment increased $446 million or 34% from 1998 levels. On a full year, pro forma basis after giving effect to the merger, net sales of CNH construction equipment were $3,785 million, up 7% from $3,529 million in 1998.

  Financial Services

     Financial Services recorded net income of $72 million in 1999, as compared to net income of $60 million in 1998. Pretax income for Financial Services increased to $113 million in 1999 from $90 million in 1998. The year-over-year increase in pretax income was primarily due to a $27 million gain on retail notes sold as a result of the successful completion of CNH's first retail ABS transaction, increased operating lease income, and increased finance income earned on retail and other notes and finance leases, including the impact of the acquisition of Case. These increases in pretax income were partially offset by the impact of lower margins on receivables due to a rising interest rate environment and competitive market conditions, net amortization expense for purchase accounting adjustments related to the merger and additional provisions for loan losses. The increased loan loss provisions support the significant growth in Financial Services' serviced portfolio, including higher losses associated with portfolio diversification, as well as higher losses resulting from the depressed agricultural equipment market. In addition, operating results for the full year reflect higher operating expenses as a result of Financial Services' growth initiatives, including operating expenses associated with the acquisition of Case.

Pro Forma 1999 Segments

     CNH has prepared the following unaudited pro forma segment operating earnings data to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred on January 1, 1999. The pro forma data reflects the impact of the fair market value adjustments to the Case assets and liabilities acquired, and is presented for illustrative purposes only. Also see
Note 3 and Note 20 to the CNH Financial Statements included in Item 18 of this report.

                                                               FIRST    SECOND     THIRD    FOURTH
                                                              QUARTER   QUARTER   QUARTER   QUARTER
                                                              -------   -------   -------   -------
                                                                          (IN MILLIONS)
1999
Pro forma Operating Earnings:
  Agricultural equipment....................................   $(41)     $ 80      $(47)     $(131)
  Construction equipment....................................     58        96        38         24
  Financial services........................................     30        30        32         20
                                                               ----      ----      ----      -----
          Total.............................................   $ 47      $206      $ 23      $ (87)
                                                               ====      ====      ====      =====

1998 COMPARED TO 1997

     Worldwide revenues were $5,697 million in 1998 versus $5,991 million in 1997. Net sales of CNH farm and construction equipment were $5,474 million in 1998, down 6% from $5,798 million in 1997. The decline in 1998 sales as compared to the prior year reflects a 4% decrease in base volumes and a 2% deterioration from the impact of foreign exchange. The year-over-year decline in net sales reflects reduced shipments of agricultural equipment products, including an adverse change in North America product mix, as well as the impact of unfavorable currency translation arising from the stronger U.S. dollar, partially offset by a slight increase in product pricing. Sales of agricultural equipment were $4,151 million in 1998, down 9% from 1997 levels, reflecting weakness in the agricultural equipment market as a result of low global prices for agricultural commodities. Sales of construction equipment were $1,323 million, up slightly from $1,222 million in 1997, largely driven by higher sales of skid steer loaders and loader/backhoes.

     Sales in Western Europe were $2,334 million in 1998 versus $2,290 million in 1997. This year-over-year increase reflects higher sales of construction equipment, primarily skid steer loaders and loader/backhoes, partially offset by lower tractor sales and the impact of unfavorable currency translation related to a stronger U.S. dollar. In North America, sales of agricultural and construction equipment were $2,107 million, down slightly from $2,278 million in 1997, reflecting lower year-over-year sales of tractors and combines, partially offset by increased sales of skid steer loaders and loader/backhoes. In Latin America, 1998 sales of agricultural and construction equipment were $528 million, up slightly over prior year. In the Rest of World markets, sales of CNH agricultural and construction equipment were $505 million, down 30% from $724 million in 1997, reflecting generally unfavorable economic conditions, including the impact of low agricultural commodity prices and reduced aid in developing nations.

     Revenues from Financial Services were $361 million in 1998, up 14% from $317 million in 1997, primarily driven by an increase in retail and lease acquisitions.

Earnings

     CNH recorded net income of $258 million in 1998, as compared to net income of $388 million in 1997. Earnings per share, basic and diluted, for 1998 were $1.73, as compared to $2.60 in 1997. In 1998, CNH recorded restructuring charges of $40 million ($29 million after tax) primarily for headcount-related actions. Net income, before restructuring, was $287 million in 1998, with earnings per share of $1.92. Basic earnings per share, before restructuring, was $1.92 in 1998 versus $2.60 in 1997.

     In 1998, CNH's Equipment Operations recorded net income, before equity income of Financial Services, of $198 million, versus comparable net income of $320 million in 1997. CNH's 1998 performance primarily includes the impact of lower agricultural equipment sales volumes as a result of the downturn in the agricultural equipment market, partially offset by increased construction equipment volumes. In addition, CNH incurred a restructuring charge of $40 million in 1998 to reduce headcount and realign its processes to address the agricultural equipment market decline. CNH also incurred higher research, development and engineering expenses in 1998 as compared to prior year, largely in support of new and updated product introductions planned for 1999 and beyond. These decreases in net income were partially offset by lower 1998 income tax expense. On a pretax basis, CNH's Equipment Operations recorded income of $383 million, as compared to $613 million in 1997.

     Financial Services recorded net income of $60 million in 1998, as compared to net income of $68 million in 1997. Pretax income increased to $90 million in 1998, as compared to $86 million in 1997, largely due to an overall increase in retail receivable income as a result of the growth in Financial Services' serviced portfolio, partially offset by higher interest expense and higher operating expenses in support of Financial Services' growth initiatives. The increase in pretax income was more than offset by the impact of higher taxes, primarily resulting from the geographical mix of profits.

     Consolidated interest expense was $162 million in 1998, as compared to $137 million in 1997. The year-over-year increase in consolidated interest expense primarily reflects the impact of higher average on-balance-sheet receivables for Financial Services.

     The consolidated income tax provision for 1998 was $148 million, as compared to $240 million in 1997. CNH's 1998 and 1997 effective income tax rates were 36% and 38%, respectively. These rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, the reduction of valuation reserves attributable to the utilization of prior-year losses and certain permanent differences.

Business Segment Operating Results

     The following is a discussion of CNH's industry segment operating results. CNH defines operating earnings as the income of CNH's Equipment Operations before interest, taxes and restructuring charges, including the net income of Financial Services on an equity basis. Operating earnings for Financial Services are reported on a net income basis. Also see Note 20 to the CNH Financial Statements included in Item 18 of this report.

     CNH's operating earnings for 1998 were $495 million versus $685 million in 1997. Financial Services recorded net income of $60 million in 1998, as compared to net income of $68 million in 1997. A reconciliation of CNH's Equipment Operations' net income to operating earnings is as follows (in millions):

                                                                 FOR THE
                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1998    1997
                                                              -----   -----
EQUIPMENT OPERATIONS
  Net income................................................  $258    $388
  Income tax provision......................................   118     222
  Interest expense..........................................    79      75
  Restructuring charge......................................    40      --
                                                              ----    ----
     Operating earnings.....................................  $495    $685
                                                              ====    ====

Agricultural Equipment

     Operating earnings for CNH's worldwide agricultural equipment business decreased from $538 million in 1997 to $316 million in 1998. The decrease in operating earnings includes the impact of CNH's production cuts in the second half of 1998 in response to market weakness in the agricultural equipment industry. CNH cut production schedules of agricultural tractors by 18% and 22% in the second half and fourth quarter of 1998, respectively, as compared with the respective prior-year periods. The lower retail demand and resulting decrease in dealer orders reflect the decline in the near-term fundamentals in the global agricultural market.

Low commodity prices, driven principally by continued higher than normal grain inventory levels, adversely affected net farm income.

     Worldwide sales of CNH agricultural equipment declined $425 million or 9% in 1998 from prior-year levels. In addition to the overall volume decline, 1998 operating earnings for CNH's agricultural equipment business were negatively impacted by adverse changes in product mix and inflation in labor costs, partially offset by increased manufacturing efficiencies.

  Construction Equipment

     Operating earnings for CNH's worldwide construction equipment business increased from $79 million in 1997 to $119 million in 1998. The higher 1998 operating earnings primarily reflect an 8% increase in year-over-year sales of CNH construction equipment, largely driven by strong retail demand in North America, Western Europe and Latin America.

     Worldwide sales of CNH construction equipment increased $101 million in 1998 from 1997 levels. In addition to the volume increase, CNH's 1998 operating earnings also include the impact of increased manufacturing efficiencies and the inclusion of $14 million of income from an equity method investment that conducts research and development in Italy.

  Financial Services

     Financial Services recorded net income of $60 million in 1998, as compared to net income of $68 million in 1997. Pretax income for Financial Services increased to $90 million in 1998, as compared to $86 million in the prior year. The increase in 1998 pretax income is largely due to an overall increase in retail receivable income as a result of the growth in Financial Services' serviced portfolio. The year-over-year comparison of pretax income was negatively impacted by the inclusion of a $7 million one-time gain from the 1997 securitization of certain wholesale receivables in North America. In addition, the year-over-year increase in 1998 pretax income was partially offset by higher operating expenses in support of CNH's growth initiatives, including the expansion of the financial services business in Europe and higher interest expense. Financial Services recorded higher taxes in 1998 as compared to the prior year, primarily due to the geographical mix of profits.

RESTRUCTURING

1998 Restructuring Activity

     In 1998, CNH reviewed its manufacturing, selling and administrative processes in an effort to strengthen its competitive position and to better align its operations in response to current economic and market conditions. As a result, CNH announced a pretax restructuring charge of $40 million for severance and other costs related to headcount reductions. CNH refers to these actions as the 1998 restructuring program.

     The 1998 restructuring program included termination costs to eliminate approximately 420 salaried and 600 hourly positions. These termination payments included the cost of severance and contractual benefits in accordance with collective bargaining agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments.

     In connection with the 1998 acquisition of O&K, CNH recorded additional restructuring reserves of approximately $29 million for employee and dealer termination costs. These costs were recorded in conjunction with the allocation of the initial O&K purchase price.

1999 Restructuring Activity

     In conjunction with the merger, CNH's management is in the process of assessing and formulating a plan to integrate the operations of the Case and New Holland businesses. CNH refers to these adjustments as the 1999 restructuring program.

     As part of its merger integration, CNH is evaluating the divestiture or closure of approximately 20% of its manufacturing locations, as well as the closure of approximately one-third of its 45 parts depots. Through the consolidation of all functional areas, including the impact of divestiture actions required by the European and U.S. regulatory agencies pursuant to the merger, CNH expects to reduce its worldwide workforce by approximately 20%, or 7,000 people, by 2002. The 1999 restructuring program takes into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions.

     As of December 31, 1999, CNH had recorded $90 million in merger-related restructuring reserves for severance and other costs associated with identified headcount reductions as part of CNH's initial plan to integrate the Case operations. These costs were recorded in conjunction with the allocation of the initial Case purchase price.

     The $90 million merger-related restructuring reserve was determined based on formal plans approved by CNH's management using the best information available at the time. The amounts that CNH may ultimately incur may change as the balance of CNH's merger-related initiatives to integrate the Case and New Holland businesses are executed. As management completes and commits to additional activities of the plan, CNH anticipates that it will record additional restructuring reserves as an adjustment to goodwill for identified actions relative to the Case business. CNH has also announced that it will incur restructuring charges, beginning in 2000, to exit certain other activities and to further restructure CNH operations related to the New Holland business.

     In 1999, CNH also recorded additional restructuring charges of $19 million related to the remaining headcount actions contemplated under the 1998 restructuring program. These charges primarily represent severance and other related costs for the elimination of approximately 340 of the remaining salaried positions under the original plan.

     The following table sets forth the CNH restructuring activities for the years ended December 31, 1998 and 1999 (in millions):

                                                                     1998 ACTIVITIES
                                             ----------------------------------------------------------------
                                              BALANCE AT                                          BALANCE AT
                                             DECEMBER 31,               RESERVES    CHANGES IN   DECEMBER 31,
                                                 1997       ADDITIONS   UTILIZED*   ESTIMATES        1998
                                             ------------   ---------   ---------   ----------   ------------
Severance and other employee-related
  costs....................................      $18          $ 67        $(14)        $ --          $ 71
Costs related to closing / selling/
  downsizing existing facilities...........       --             2          (2)          --            --
                                                 ---          ----        ----         ----          ----
          Total restructuring..............      $18          $ 69        $(16)        $ --          $ 71
                                                 ===          ====        ====         ====          ====

                                                                     1999 ACTIVITIES
                                             ----------------------------------------------------------------
                                              BALANCE AT                                          BALANCE AT
                                             DECEMBER 31,               RESERVES    CHANGES IN   DECEMBER 31,
                                                 1998       ADDITIONS   UTILIZED*   ESTIMATES        1999
                                             ------------   ---------   ---------   ----------   ------------
Severance and other employee-related
  costs....................................      $71          $ 19        $(52)        $(26)         $ 12
Case purchase accounting reserve...........       --            90          --           --            90
                                                 ---          ----        ----         ----          ----
          Total restructuring..............      $71          $109        $(52)        $(26)         $102
                                                 ===          ====        ====         ====          ====

------------
* Includes currency translation.

     In 1999, CNH expended $52 million for severance costs as contemplated under its restructuring programs. In 1999, CNH reversed $26 million of purchase accounting reserves as CNH was unable to complete the required actions within one year of the O&K acquisition. The reversal of the $26 million restructuring reserve was recorded against the initial O&K purchase accounting goodwill.

     The $90 million for severance and other employee-related costs established as part of the merger primarily includes the cash severance costs to reduce approximately 1,650 Case personnel in conjunction with CNH's integration activities. These termination payments include the cost of severance and contractual benefits in accordance with collective bargaining arrangements and CNH policy, and also include costs for outplacement services, medical, supplemental unemployment and supplemental vacation and retirement payments. As of February 29, 2000, CNH had terminated approximately 350 people related to this action.

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the restructuring reserve balance of $102 million at December 31, 1999, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that all actions will be completed by December 31, 2000. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of income as "Restructuring charges," or in the applicable balance sheets as an adjustment to goodwill, as appropriate. CNH expects to fund the cash requirements of its restructuring activities with cash flows from operations and additional borrowings under CNH's existing credit facilities.

DIVESTITURES

     In approving the merger, the European and U.S. regulatory agencies identified a number of competitive concerns related to the combined operations of Case and New Holland in specified product lines and markets. To address these competitive concerns, CNH committed to a number of actions, including divestiture of the following product lines and facilities:

     - Case's CX and MXC product lines and the Doncaster, United Kingdom, plant in which they are assembled;

     - New Holland's Laverda combine harvester product line (excluding hillside models) and the Breganze, Italy, facility in which they are made;

     - Case's large square balers assembled in Neustadt, Germany;

     - Case's Fermec brand loader/backhoe and industrial tractor product lines and the Fermec manufacturing plant in Manchester, United Kingdom;

     - Case's ownership interest in Hay & Forage Industries in Hesston, Kansas, a 50% joint venture with AGCO Corporation that produces hay and forage implements; and

     - New Holland's Versatile four-wheel drive and Genesis two-wheel drive tractor lines, along with the Winnipeg, Canada, plant in which they are manufactured.

In addition, to address specific market issues in Austria, the parties have agreed to license or build the Steyr model M-948 and M-958 (and equivalent Case IH models) for sale by a third party. In the opinion of management, the impact of these divestitures is not material to CNH's overall results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     The discussion of liquidity and capital resources focuses on the balance sheets and statements of cash flows. CNH's operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and inventories. Whenever necessary, funds provided from operations are supplemented from external sources.

 Net Indebtedness

     CNH's consolidated net indebtedness, defined as short- and long-term borrowings less cash and cash equivalents, is as follows (in millions):

                                                           AT DECEMBER 31,
                                                           ---------------
                                                            1999     1998
                                                           ------   ------
Short-term borrowings....................................  $4,953   $1,682
Long-term borrowings, including current maturities.......   4,558    1,011
Cash and cash equivalents................................    (466)    (677)
                                                           ------   ------
  Net indebtedness.......................................  $9,045   $2,016
                                                           ======   ======

     CNH's net indebtedness at December 31, 1999, primarily reflects $2.8 billion outstanding on the $3.0 billion borrowed under short-term credit facilities to finance the acquisition of Case, and $4.9 billion of Case debt assumed in the merger. Certain short-term borrowings were reduced during the year with the proceeds from Financial Services' $1.0 billion retail ABS transaction.

Cash Flow from Operating Activities

                                                      FOR THE YEARS ENDED
                                                          DECEMBER 31,
                                                    ------------------------
                                                     1999     1998     1997
                                                    ------   ------   ------
                                                         (IN MILLIONS)
Equipment Operations..............................  $  377   $   70   $  444
Financial Services................................     708     (233)     503
                                                    ------   ------   ------
  Consolidated....................................  $1,085   $ (163)  $  947
                                                    ======   ======   ======

     In 1999, cash provided by operating activities primarily related to reduced working capital. The Equipment Operations generated cash primarily by reducing inventory levels in response to the continued weakness in the agricultural equipment industry. Cash generated by Financial Services primarily resulted from the selling of $1.0 billion in retail receivables in a retail ABS transaction in November 1999, partially offset by growth in the retail receivables portfolio.

     The increase in cash generated by operating activities is due to greater decreases in levels of inventory and receivables in 1999 versus 1998, partially offset by lower earnings. In 1998, inventory increased during the second half of the year due to reduced market demand. In 1999, production cuts made in response to these conditions brought inventory and receivable levels down further. The increased cash provided by operating activities for Financial Services resulted from the $1.0 billion retail ABS transaction.

     The decreased cash provided by operating activities in 1998 versus 1997 primarily resulted from reduced profits and increased working capital. Inventory increased in 1998 due to reduced market demand in the second half of the year. This effect was partially offset by reduced production schedules. Trade receivables increased in 1998, but trade payables more closely matched production cuts.

     Cash Flow from Investing Activities

     Cash used in investment activities in 1999 was $4,552 million, the majority of which was for the acquisition of 100% of the outstanding shares of Case, including related costs and expenses. In 1998, CNH expended $73 million, net of cash acquired, for its acquisition and investment activities.

     In 1997 CNH expended $95 million for acquisition-related activities. In September 1997, CNH acquired a 35% interest in Flexi-Coil for approximately $55 million. In January 1997, CNH acquired the remaining

51% partnership interest in two financial services joint ventures that it previously owned with a former parent company of CNH for aggregate consideration of $50 million. In connection with this acquisition, CNH assumed approximately $1.3 billion in outstanding financing obligations. CNH funded these acquisitions through $757 million in proceeds received from the securitization of wholesale receivables in North America, as well as through additional short-term and long-term borrowings.

     Capital expenditures in 1999, 1998 and 1997 totaled $210 million, $150 million and $154 million, respectively. CNH made these capital expenditures to acquire the property, plant and equipment necessary to introduce new products, enhance manufacturing efficiency and further environmental and safety programs.

     Cash Flow from Financing Activities

     In 1999, cash provided by financing activities was $3,327 million, primarily resulting from funds raised to finance the acquisition of Case. In conjunction with the acquisition, CNH drew $3.0 billion from two, 364-day credit facilities arranged specifically to finance the transaction. Of this amount, $200 million was repaid in December 1999, and $1.0 billion was refinanced with an affiliate of Fiat in February 2000. Of the $1.0 billion refinanced with Fiat, $400 million is due in February 2003, with an interest rate of 7.7125%, and $600 million is due in February 2005, with an interest rate of 7.8125%. Proceeds from a $1.4 billion advance to capital from an affiliate of Fiat was also used to finance the acquisition. See Note 11 to the CNH Financial Statements included in
Item 18 of this report for additional information about this advance.

     Cash provided by financing activities was partially reduced by cash used by Financial Services to reduce short-term debt. Specifically, the cash proceeds from the $1.0 billion retail ABS transaction were used to reduce levels of commercial paper and other short-term borrowings.

     Cash provided by financing activities in 1998 was $241 million, and cash used in financing activities in 1997 was $585 million. In 1998, CNH increased its short-term borrowings to finance the growth of its retail receivables portfolio, and paid dividends to common shareholders. In 1997, CNH significantly increased its medium- and long-term borrowings and applied the proceeds, together with cash flow from operating activities, to reduce short-term borrowings.

Future Liquidity and Capital Resources

     CNH has various lines of credit and liquidity facilities that include borrowings under both committed credit facilities and uncommitted lines of credit. A significant portion of CNH's financing has historically come from Fiat and Fiat affiliates. See Note 21, "Related Party Information," to the CNH Financial Statements included in Item 18 of this report.

     CNH also has the ability to issue commercial paper in various countries under the following programs (in millions):

                                                          COMMERCIAL PAPER
                                                    -----------------------------
                                                                  AVAILABILITY AT
                                                    PROGRAM        DECEMBER 31,
                                                     SIZE              1999
                                                    -------       ---------------
United States.....................................  $4,200            $3,445
Canada............................................     345               154
Europe............................................     500               475
Australia.........................................     423               299
                                                    ------            ------
     Total........................................  $5,468            $4,373
                                                    ======            ======

     Under the terms of CNH's commercial paper programs, the principal amounts of the commercial paper outstanding, combined with amounts outstanding under the committed credit facilities, cannot exceed the total amount available under the committed credit facilities. Borrowings under Financial Services' $1.5 billion commercial paper program are guaranteed by Fiat.

     The following credit facilities were available to CNH at December 31, 1999:

     - $2.3 billion in revolving credit facilities that expire in August 2001;

     - a $1.0 billion revolving credit facility with an affiliate of Fiat, expiring in October 2001;

     - a $500 million revolving credit facility, guaranteed by an affiliate of Fiat, that expires December 31, 2001;

     - a total of $828 million in committed lines of credit expiring between 2000 and 2003;

     - a total of $1,105 million in committed lines of credit expiring between 2000 and 2004, and guaranteed by an affiliate of Fiat;

     - a 364-day, $750 million U.S. asset-backed commercial paper liquidity facility that expires in August 2000; and

     - a total of $1.7 billion in uncommitted credit facilities, including $759 million that are guaranteed by an affiliate of Fiat.

     At December 31, 1999, CNH had approximately $5.5 billion available under its total lines of credit. In addition to these credit facilities, CNH also had at December 31, 1999, (1) a 364-day, $2.4 billion term loan facility, and (2) a 364-day, $600 million term loan, with an affiliate of Fiat. These facilities, which were established in October 1999 in conjunction with the financing of the Case acquisition, were fully utilized at December 31, 1999.

     Certain of CNH's short-term credit facilities are also available to other members of the Fiat Group, and borrowings by them against these lines of credit reduce the amount available to CNH.

     At the option of CNH, borrowings under the revolving credit facilities bear interest at (1) prime rate; (2) LIBOR, plus an applicable margin; or (3) banker's bills of acceptance rates, plus an applicable margin. Borrowings under commercial paper and commercial paper liquidity facilities bear interest at prevailing commercial paper rates. The weighted-average interest rate on consolidated short-term borrowings at December 31, 1999, was 6.37%.

     CNH also has three securitization programs through which it may sell, on a revolving basis, fractional undivided interests in pools of wholesale receivables generated in the United States and Canada. Under these facilities, the maximum amount of proceeds that can be accessed at one time is $1.2 billion, and is subject to change based on the level of eligible wholesale receivables. Unused capacity under these securitization programs was $140 million at December 31, 1999. CNH expects to sell additional pools of receivables in the future.

     In addition to the above availability, CNH has other sources of future liquidity including the asset-backed securities markets in the United States and Canada and public debt offerings. In the United States, Canada and Australia, CNH has also established medium-term note programs. As of December 31, 1999, CNH has issued $375 million of medium-term notes pursuant to its $800 million U.S. shelf registration statement; $224 million of medium-term notes under its $517 million Canadian program; and $114 million of medium-term notes under its $390 million Australian program.

     CNH maintains sufficient committed lines of credit and liquidity facilities to cover its expected funding needs on both a short-term and long-term basis. CNH manages its aggregate short-term borrowings so as not to exceed availability under its committed lines of credit. CNH accesses short-term debt markets, predominantly through commercial paper issuances and committed and uncommitted credit facilities, to fund its short-term financing requirements and to ensure near-term liquidity. As funding needs are determined to be of a longer-term nature, CNH accesses medium- and long-term debt markets, as appropriate, to refinance short-term borrowings and, thus, replenish its short-term liquidity.

     In managing its future liquidity requirements, CNH expects to pursue a financing strategy that includes:

     - consolidating existing bank credit arrangements and other borrowing facilities available to CNH at the time of the merger, developing common standards for borrowing terms and conditions;
     - maintaining a relationship with Fiat, including credit support when appropriate;

     - maintaining continuous access to a variety of financing sources, including U.S. and international capital markets and commercial bank lines; and
     - funding Financial Services with a combination of financing and receivables securitizations.

     CNH pays a guarantee fee of 0.0625% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has stated that it intends to continue the guarantee for as long as it controls CNH and, in any event, at least until December 31, 2003. Fiat has committed that it will not terminate these facilities after this period expires without first giving a reasonable period for CNH to secure alternative financing.

     CNH estimates that for 2000, capital expenditures and other investments amounting to $45 million in the aggregate will be required to complete projects authorized as of December 31, 1999, for which substantial commitments by CNH have been made. CNH expects that these commitments will be funded with cash flows from operations.

YEAR 2000

     The Year 2000 issue refers to the risk that systems, products and equipment having date-sensitive components will not recognize the year 2000, resulting in potential system failures or miscalculations that could cause disruption of operations.

     CNH has implemented those procedures that it deemed necessary to safeguard it from computer-related issues associated with adverse effects as a result of improperly recognizing the millennial data change. As a result of its Year 2000 preparation efforts, CNH experienced no significant Year 2000-related failures to date. CNH plans to continue monitoring its systems and CNH also has contingency plans available in the event that a Year 2000 failure should occur. These contingency plans were designed to mitigate the impact on CNH if its Year 2000 compliance efforts were not successful.

     As of December 31, 1999, CNH has incurred, in the aggregate, approximately $24 million of costs for Year 2000 remediation. These costs were expensed as incurred and do not include approximately $36 million in the aggregate, including $14 million in 1999, for Case's Year 2000 remediation expenses that were incurred prior to the merger. CNH's cost estimates do not include the cost of implementing contingency plans and also do not include any potential litigation or warranty costs related to Year 2000 issues if CNH's remediation efforts are not successful. CNH anticipates that remaining Year 2000 remediation costs will be minimal.

EURO

     CNH has implemented systems to prepare for the transition from European national currencies to the Euro. CNH believes that the greatest impact on CNH brought about by the introduction of the Euro has been the increased price transparency on European sales of European manufactured products.

     Management believes that the price convergence from the Euro introduction has not resulted in any material adverse impact on the financial results of CNH's existing operations in the participating member states. In addition, the elimination of currency exchange fluctuations as a result of the Euro introduction has reduced CNH's exposure to foreign exchange risk within the Euro member states.

     CNH has not found it necessary to make significant investments in systems hardware or software to prepare for and operate in the Euro. CNH is not in a position to quantify any possible long-term impact of the Euro on its revenues or expenses. However, at this time, CNH has no reason to believe that it is in a weak or unfavorable position relative to the Euro introduction as compared to its competitors or other companies dealing in Europe.

OUTLOOK

     Global prices for agricultural commodities remained low in the fourth quarter of 1999 and, as a result, industry demand for agricultural equipment continued at depressed levels. The impact was strongest in combines and row-crop tractors in North America. Further, dairy prices have been under pressure. While a stabilization of Asian economies may stimulate increased farm commodity purchases in 2000, supply continues to be the primary driver. With grain inventory stocks at higher than normal levels, future commodity prices will largely depend upon the 2000 harvests from both the Southern and Northern Hemispheres. However, farmers have received significant government support and land values are relatively stable. This has resulted in farmers' overall financial conditions being stronger than expected. Given these market conditions, CNH expects retail sales of agricultural equipment to be moderately lower in 2000 as compared to 1999.

     The global outlook for the construction equipment market in 2000 is expected to be unchanged from that of 1999. Western Europe is projected to be comparable to 1999 and significant improvement is expected in Latin America and in markets in the Rest of World, including Australia and New Zealand. These improvements will be offset by North America, where the market is anticipated to be slightly lower compared to the strong conditions of the last several years.

SEASONALITY AND PRODUCTION SCHEDULES

     Seasonal demand for agricultural equipment varies by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines occurs in the March-June months in the Northern Hemisphere and in the September-November months in the Southern Hemisphere. Equipment dealers generally order harvesting equipment in the Northern Hemisphere in the fall and winter so that they can receive inventory during the winter and spring prior to the peak equipment selling season, which begins in May and June. In the Southern Hemisphere, equipment dealers generally order between September and November and the primary selling season for harvesting equipment extends from November through February. Harvesting in the Southern Hemisphere begins in December and January. The retail-selling season for combine harvesters and hay and forage equipment is concentrated in the few months around harvest time.

     Seasonal demand fluctuations for construction equipment are somewhat less significant than for farm equipment. Nevertheless, in North America, housing construction slows down, especially in the Midwest and on the East Coast, during the first quarter. North American and European retail demand for construction equipment is strongest in the second and fourth quarters.

     Sales to independent dealers closely correspond with production levels, which are based upon CNH's estimates of demand. These estimates take into account the timing of dealer shipments (which are in advance of retail demand), dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. CNH expects to adjust its production levels to reflect changes in estimated demand, dealer inventory levels, labor disruptions and other matters not within its control. Because CNH spreads its production and wholesale shipments throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand.

INFLATION

     Inflation impacts CNH's business in both the costs of production and the demand for its products.

     A significant portion of the cost of CNH machinery is comprised of material costs. Therefore, material price inflation could result in increased manufacturing costs through supplier price increases to CNH. CNH's ability to recover increased supplier costs would be dependent, in part, on its competitors' responses to these economic conditions. Manufacturing cost increases in excess of increased pricing in the market could have an adverse effect on CNH.

     Increases in inflation tend to cause higher interest rates. The demand for farm and, to a greater extent, construction equipment, is negatively impacted by high interest rates. As interest rates on farm debt escalate, farmers tend to delay equipment purchases. CNH's construction equipment business is heavily tied to the housing construction sector, and in the face of rising mortgage rates, potential homeowners tend to delay purchases. Increases in the level of worldwide inflation could have a negative effect on the level of demand for farm and construction equipment.

OTHER RISK FACTORS

  CNH may not fully achieve the anticipated benefits of the merger

  CNH's ability to achieve the anticipated benefits of the merger, including the realization of $400 - $500 million in expected annual operating synergies over the next three to four years, depends on, among other things, CNH's ability to integrate effectively the operations and employees of New Holland and Case.

     Other factors that may affect the success of the merger include:

     - dealer acceptance of the combined operations and multi-branding strategy;
     - the impact of the merger on Case's and New Holland's pre-merger market shares;
     - the reconciliation of inconsistent terms in the respective pre-merger joint venture agreements of New Holland and Case; and
     - the timing of the synergies and other benefits expected to result from the merger.

  An oversupply of used and rental equipment may negatively affect CNH's sales

     In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly. As this equipment comes off lease or is replaced with newer equipment by rental agencies, there will be a significant increase in the availability of late-model used equipment. An oversupply in used equipment could depress sales of new equipment. CNH cannot predict how much an oversupply of used equipment would affect demand for, and the market prices of, new and used equipment in the event of a continued downturn in market demand, and the effect could be substantial.

ITEM 9(A). QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     CNH is exposed to market risk from changes in both foreign currency exchange rates and interest rates. CNH monitors its exposure to these risks, and manages the underlying economic exposures through the use of financial instruments such as forward contracts, currency options, interest rate swaps and forward rate agreements. CNH does not hold or issue derivative or other financial instruments for speculative or trading purposes. Fiat has executed, on CNH's behalf, certain foreign exchange and interest rate-related contracts. As of December 31, 1999, CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $45 million to which affiliates of Fiat were counterparties. CNH management believes that the terms of the contracts entered into with Fiat and its affiliates are at least as favorable to those available from unaffiliated third parties.

FOREIGN CURRENCY RISK MANAGEMENT

     CNH has significant international manufacturing operations. Foreign exchange risk exists to the extent that CNH has payment obligations or receipts denominated in currencies other than the functional currency of the various manufacturing operations. To manage these exposures, CNH identifies naturally offsetting positions and then purchases hedging instruments to protect the remaining net anticipated exposures. In addition, CNH hedges the anticipated repayment of intercompany loans to foreign subsidiaries denominated in foreign currencies. For further information on CNH's foreign exchange rate risk management, see Note 14 to the CNH Financial Statements included in Item 18 of this report.

     CNH regularly monitors its currency exchange rate exposure, executes policy-defined hedging strategies and reviews the ongoing effectiveness of such strategies. At December 31, 1999, the notional amount of forward contracts and currency swaps was approximately $774 million, purchased options was $26 million and sold options was $11 million. The potential loss in fair value of such financial instruments resulting from a hypothetical 10% change in foreign currency exchange rates would be approximately $64 million.

     The above sensitivity analysis assumes an unfavorable 10% fluctuation in the exchange rates affecting the foreign currencies in which the financial instruments are denominated. As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on such financial instruments. Further, this calculation does not include trade receivables or trade payables denominated in foreign currencies or anticipated cash flows related to the underlying business transactions. Management believes that the above movement in foreign exchange rates would have an offsetting impact on the underlying business transactions that the financial instruments are used to hedge.

INTEREST RATES

     CNH reduces exposure to interest rate fluctuations through the use of financial instruments, swaps and forward rate agreements. These instruments aim to stabilize funding costs by managing the exposure created by the differing maturities and interest rate structures of CNH's financial assets and liabilities.

     CNH uses a model to monitor interest rate risk and to achieve a predetermined level of matching between the interest rate structure of its financial assets and liabilities. Fixed-rate financial instruments are segregated from floating-rate financial instruments in evaluating the potential impact of changes in applicable interest rates. The potential loss in fair market value of financial instruments held at December 31, 1999, resulting from a hypothetical, instantaneous and unfavorable change of 10% in the interest rate applicable to such financial instruments would be approximately $4 million. This would be fully attributable to the impact of the above interest rate change on fixed-rate financial assets and liabilities. A hypothetical and instantaneous change of 10% in interest rates applicable to floating-rate financial assets and liabilities held at December 31, 1999 (excluding floating-rate financial instruments converted into fixed rate through derivatives), would result in an additional annual cash outflow of approximately $16 million.

     The above sensitivity analyses are based on the assumption of an unfavorable 10% movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category. As a result, CNH's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

CHANGES IN MARKET RISK EXPOSURE AS COMPARED TO 1998

     CNH's exposure to interest rate and foreign currency risk has changed significantly from 1998 as a result of the merger with Case due to the increase in long- and short-term borrowings, long-term receivables, and the increased level of economic activity transacted and assets denominated in U.S. dollars.

     CNH's exposure to interest rate risk has increased at December 31, 1999, due to the $8,218 million increase in total debt, including the advance to capital, as well as the increase in long-term receivables of $1,578 million. CNH's exposure to foreign currency exchange risk has decreased since, as a result of the merger, a larger percentage of CNH's revenues and long-term assets are denominated in its reporting currency, which is the U.S. dollar.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

     Responsibility for the management of CNH lies with the Board of Directors of CNH, which supervises the policies of CNH and the general course of corporate affairs. The members of the Board are appointed at the Annual General Meeting of Shareholders and do not have fixed terms of office.

     At March 27, 2000, the directors and executive officers of CNH are as set forth below:

                                                                                               DIRECTOR /
                                                                                                EXECUTIVE
            NAME              AGE                      POSITION WITH CNH                      OFFICER SINCE
            ----              ---                      -----------------                      -------------
Jean-Pierre Rosso...........  59    Director and Chairman and Chief Executive Officer             1999
Umberto Quadrino............  53    Director and Co-Chairman                                      1996
Paolo Cantarella............  55    Director                                                      1996
Pei-yuan Chia...............  61    Director                                                      1999
Damien Clermont.............  48    Director                                                      1999
Alfredo Diana...............  69    Director                                                      1999
Katherine M. Hudson.........  53    Director                                                      1999
Kenneth Lipper..............  58    Director                                                      1996
James L.C. Provan...........  63    Director                                                      1995
Paolo Monferino.............  53    President and Chief Operating Officer                         2000
Theodore R. French..........  45    President, Financial Services and Chief Financial             1999
                                    Officer
Harold D. Boyanovsky........  55    President, Worldwide Agricultural Equipment Products          1999
Fausto Lanfranco............  55    President, Worldwide Construction Equipment Business          1996
Andrew E. Graves............  41    President, CNH Capital                                        1999
William T. Kennedy..........  57    President, New Holland Agricultural Business                  1996
Leopold Plattner............  53    President, Case IH Agricultural Business                      1999
Gustavo Bracco..............  51    Senior Vice President, People and Organization                1999
                                    Development
Roberto Miotto..............  53    Senior Vice President, General Counsel and Secretary          1991
David Pegg..................  56    Senior Vice President and Controller                          1997

     Mr. Quadrino served as Chairman of the Board of Directors of CNH from May 24, 1999, to November 11, 1999, and as its President and Chief Executive Officer since 1996. On November 12, 1999, Mr. Quadrino was appointed Co-Chairman.

     Mr. Monferino was appointed President and Chief Operating Officer of CNH on March 24, 2000.

     The Company has both an Audit Committee and a Nominating and Compensation Committee of the Board of Directors.

     The principal functions of the Audit Committee are to recommend the selection and review the activities of CNH's independent public accountants, and to exercise general oversight with respect to CNH's financial reporting process and internal accounting controls. The Committee currently consists of Ms. Hudson and Messrs. Lipper and Provan. Mr. Lipper serves as Chairperson of this Committee.

     The principal functions of the Nominating and Compensation Committee are to aid in attracting qualified candidates to serve as outside directors and exercise general oversight of CNH's executive compensation program, including fixing the compensation of executive and certain other senior officers of CNH. The Committee currently consists of Messrs. Cantarella, Chia and Diana. Mr. Cantarella serves as Chairperson of this Committee.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

     The aggregate amount of compensation paid by CNH and its subsidiaries to the 19 directors and executive officers named in Item 10 who were directors and executive officers during 1999 was approximately $8,619,000, of which approximately $255,000 represented a provision for termination indemnities and social security charges required by Italian law with respect to the officers employed in Italy. The aggregate amount set aside by CNH with respect to pension and similar benefits during 1999 totaled approximately $517,000. Such aggregate amounts respectively include compensation paid and pension and similar benefits set aside for Steven G. Lamb, who served as President and Chief Operating Officer of Case prior to the merger and thereafter in the same capacity for CNH until March 24, 2000.

     CNH maintains a management bonus program that links a portion of the compensation paid to senior executives to CNH's achievement of financial performance criteria specified by the Nominating and Compensation Committee of CNH's Board of Directors.

     During 1999, CNH granted to the executive officers named in Item 10 and to Mr. Lamb an aggregate of 660,000 restricted common shares under its Equity Incentive Plan or EIP. CNH granted the restricted shares issued under this plan at no cost to the executive officers. The restricted shares remain subject to restrictions for periods ranging from twelve months to seven years. Of the restricted shares granted, 330,000 vest ratably over three years from the award date, while the remaining 330,000 performance-based shares vest subject to the attainment of specified performance criteria. Such performance-based shares vest no later than seven years from the award date. The aggregate fair market value, determined as of the date of grant on December 20, 1999, of the restricted shares granted to executive officers by CNH in 1999 was $7.9 million. For a description of the terms of the EIP, see Item 12, "Options to Purchase Securities from CNH or its Subsidiaries."

     Several executive officers of CNH are also eligible to participate in the incentive stock option plan of Fiat. Under this plan, on March 30, 1999, these executive officers received, in the aggregate, a total of 116,200 options to purchase Fiat's ordinary shares at an exercise price of Euro 28.45, which was the fair market value of the ordinary shares at the time of grant. Fifty percent of these options vest on April 1, 2001, and the remainder vest on April 1, 2002. If not exercised before March 31, 2007, these options will expire on that date.

     Each outside director of CNH is paid a fee of $1,250 plus expenses for each Board of Directors and committee meeting attended. Outside directors also receive an annual retainer fee of $35,000. In addition, each outside director who chairs a committee is paid an annual retainer fee of $5,000 per committee chair held. The value of these fees is included in the aggregate compensation amount set forth above. Under the Outside Directors' Compensation Plan, all outside director annual retainer fees are paid in the form of CNH common shares unless a director elects to receive a portion of his or her fees, up to a maximum of 50%, in cash. In addition, outside directors may also elect to forego payment of all or any portion of their fees otherwise payable in common shares and to instead receive an option to purchase common shares at a purchase price equal to the fair market value of the common shares on the date that such fees would otherwise have been paid to the director. The number of shares subject to such an option will be equal to the amount of fees that the director elected to forego, multiplied by four and divided by the fair market value of a common share on the date the fees would otherwise have been paid to the director. Stock options granted as a result of such an election vest immediately upon grant, but the shares purchased under the option cannot be sold for six months following the date of grant. Outside directors also receive an annual grant of options to purchase CNH common shares that vest on the third anniversary of the grant date. The exercise price of all options granted under the Outside Directors' Compensation Plan equal the fair market value of CNH's common shares on the date of grant. There are one million common shares reserved for issuance under the Outside Directors' Compensation Plan. See Item 12, "Options to Purchase Securities from CNH or its Subsidiaries."

     Mr. Rosso is party to an employment agreement with CNH under which he receives a salary, an annual cash bonus and an annual target value of stock awards aggregating not less than $1 million per year.

     Mr. Quadrino is party to an employment contract with Fiat. Under this agreement, Mr. Quadrino performed various services for Fiat during 1999 and received approximately $451,000 in compensation from

Fiat, of which approximately $181,000 represented a provision for termination indemnities and social security charges required by Italian law with respect to individuals employed in Italy. This payment was in addition to the salary and bonus compensation that Mr. Quadrino received from CNH. On November 12, 1999, in connection with the merger, Mr. Quadrino stepped down as the Chief Executive Officer of CNH, however, he continues to serve as a director and as Co-Chairman of CNH.

     Certain CNH officers are party to "Change in Control" agreements that provide for severance benefits if the officer's employment terminates other than for "cause" within 12 months following a potential change in control or within 24 to 36 months following a change in control.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     CNH has adopted the CNH Equity Incentive Plan or EIP. The EIP authorizes the grant of stock options, restricted stock, stock appreciation rights and other equity-based awards to officers and employees of CNH. There are 28 million common shares reserved for issuance under the EIP. Options granted under the EIP have an exercise price that is no less than the fair market value of the common shares on the date of grant, vest ratably between six months and seven years from the award date and expire after ten years. As of March 27, 2000, options to purchase an aggregate of 4,810,350 CNH common shares were outstanding under the EIP with an exercise price of $13.77. The options expire on December 19, 2009.

     As of March 27, 2000, an aggregate of 34,796 options to purchase CNH common shares were outstanding under the Outside Directors' Compensation Plan. The exercise prices of the outstanding options range from $11.22 to $15.41 with a weighted-average exercise price of $13.48. The options expire ten years after the date of grant. The expiration dates of the outstanding options range from November 11, 2009 through February 28, 2009. See Item 11, "Compensation of Directors and Officers."

     As of March 27, 2000, the named directors and executive officers held an aggregate of 2,874,796 options to purchase CNH common shares.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     On November 12, 1999, New Holland Holdings N.V., the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the merger of New Holland and Case. The terms of this advance to capital provide that New Holland Holdings will receive common shares of CNH in exchange for its advance at the earlier of (1) any public equity offering by CNH, or (2) June 30, 2000. If CNH conducts a public equity offering before June 30, 2000, then New Holland Holdings will receive that number of CNH common shares that it could have purchased with $1.4 billion at the public offering price, less any underwriting discount. Otherwise, New Holland Holdings will receive that number of CNH common shares that it could have purchased with $1.4 billion at a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. CNH may pay a discretionary return to New Holland Holdings on its advance to capital at a maximum annual rate of 6.25% when, as and if declared by the Board of Directors of CNH.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

     None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES.

     On March 28, 2000, CNH amended the indenture governing Case's 7 1/4% notes due 2016, Case's 7 1/4% notes due 2005 and Case's 6 1/4% notes due 2003, to provide for a full and unconditional guarantee by CNH of Case's obligations under this indenture. Approximately $288 million, $297 million and $289 million of these respective notes remained outstanding at December 31, 1999.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

ITEM 19(a). INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

INDEX TO FINANCIAL STATEMENTS:

CNH GLOBAL N.V. AND CONSOLIDATED SUBSIDIARIES

                                                                PAGE
                                                              --------

Reports of independent accountants..........................        49

Statements of income for each of the three years in the
  period ended December 31, 1999............................        51

Balance sheets as of December 31, 1999 and 1998.............        52

Statements of cash flows for each of the three years in the
  period ended December 31, 1999............................        53

Statements of changes in shareholders' equity for each of
  the three years in the period ended
  December 31, 1999.........................................        54

Notes to financial statements...............................        55

INDEX TO SCHEDULES:

Schedule II  -- Valuation and qualifying accounts and
  reserves for each of the three years ended December 31,
  1999......................................................        93

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of CNH Global N.V.

     We have audited the accompanying consolidated balance sheets of CNH Global N.V. (formerly New Holland N.V.) and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 1999, all expressed in U.S. dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company's wholly owned subsidiary, Case Corporation, which was acquired on November 12, 1999, which statements reflect total assets of U.S. $11,613 million at December 31, 1999, and net sales and revenues of U.S. $684 million for the period from date of acquisition through December 31, 1999. Those statements were audited by other auditors whose report has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Case Corporation, is based solely on the report of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNH Global N.V. and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

     Our audits, and the audit of the other auditors, were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental financial information for the financial position and results of operations of the Equipment Operations and Financial Services businesses of CNH Global N.V. is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, in our opinion, based on our audits and the report of the other auditors, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole. Also, the schedule listed in the index to Item 19 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based on our audits and the report of the other auditors, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers N.V.

Amsterdam, The Netherlands
February 1, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of CNH Global N.V.

     We have audited the accompanying consolidated balance sheet of Case Corporation (a Delaware Corporation and wholly owned subsidiary of CNH Global N.V.) and subsidiaries as of December 31, 1999, and the related statements of income, shareholders' investment and cash flows for the period November 12, 1999 to December 31, 1999. These consolidated financial statements and the supplemental financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the supplemental financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Case Corporation and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the period November 12, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental financial statements of Equipment Operations and Financial Services are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 24, 2000

                                CNH GLOBAL N.V.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                       CONSOLIDATED           EQUIPMENT OPERATIONS     FINANCIAL SERVICES
                                 ------------------------   ------------------------   ------------------
                                  1999     1998     1997     1999     1998     1997    1999   1998   1997
                                 ------   ------   ------   ------   ------   ------   ----   ----   ----
REVENUES:
  Net sales....................  $5,949   $5,474   $5,798   $5,949   $5,474   $5,798   $ --   $ --   $ --
  Finance and interest
     income....................     324      223      193       17       --       --    412    361    317
                                 ------   ------   ------   ------   ------   ------   ----   ----   ----
                                  6,273    5,697    5,991    5,966    5,474    5,798    412    361    317
COSTS AND EXPENSES:
  Cost of goods sold...........   4,884    4,348    4,521    4,884    4,348    4,521     --     --     --
  Selling, general and
     administrative............     726      585      568      657      536      524     69     49     44
  Research, development and
     engineering...............     196      152      129      196      152      129     --     --     --
  Restructuring charge.........      19       40       --       19       40       --     --     --     --
  Interest expense.............     266      162      137      154       79       75    217    221    186
  Other, net...................     (16)      11       23      (29)      10       21     13      1      2
                                 ------   ------   ------   ------   ------   ------   ----   ----   ----
                                  6,075    5,298    5,378    5,881    5,165    5,270    299    271    232
EQUITY IN INCOME OF
  UNCONSOLIDATED SUBSIDIARIES
  AND AFFILIATES:
  Financial Services...........      --       --        1       72       60       68     --     --      1
  Equipment Operations.........       9       14       17        9       14       17     --     --     --
                                 ------   ------   ------   ------   ------   ------   ----   ----   ----
Income before taxes and
  minority interest............     207      413      631      166      383      613    113     90     86
Income tax provision...........      55      148      240       14      118      222     41     30     18
Minority interest..............       4        7        3        4        7        3     --     --     --
                                 ------   ------   ------   ------   ------   ------   ----   ----   ----
Net income.....................  $  148   $  258   $  388   $  148   $  258   $  388   $ 72   $ 60   $ 68
                                 ======   ======   ======   ======   ======   ======   ====   ====   ====
PER SHARE DATA:
Basic earnings per share.......  $ 0.99   $ 1.73   $ 2.60
                                 ------   ------   ------
Diluted earnings per share.....  $ 0.97   $ 1.73   $ 2.60
                                 ======   ======   ======

  The accompanying notes to financial statements are an integral part of these
                             Statements of Income.
   Reference is made to Note 2 for definitions of "Equipment Operations" and
                             "Financial Services."

                                CNH GLOBAL N.V.

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1999 AND 1998
                (IN MILLIONS OF U.S. DOLLARS, EXCEPT SHARE DATA)

                                                                               EQUIPMENT          FINANCIAL
                                                           CONSOLIDATED        OPERATIONS         SERVICES
                                                         ----------------   ----------------   ---------------
                                                          1999      1998     1999      1998     1999     1998
                                                         -------   ------   -------   ------   ------   ------
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................  $   466   $  677   $   387   $  588   $   79   $   89
  Accounts and notes receivable........................    4,136    2,057     2,216    1,219    2,061    1,351
  Inventories..........................................    2,422    1,512     2,422    1,512       --       --
  Deferred income taxes................................      442      169       424      168       18        1
  Prepayments and other................................      304       39       238       30      104       31
                                                         -------   ------   -------   ------   ------   ------
    TOTAL CURRENT ASSETS...............................    7,770    4,454     5,687    3,517    2,262    1,472
                                                         -------   ------   -------   ------   ------   ------
Long-Term Receivables..................................    3,037    1,459       330      114    2,707    1,345
Property, Plant and Equipment, net.....................    1,875      724     1,867      721        8        3
OTHER ASSETS:
  Investments in unconsolidated subsidiaries and
    affiliates.........................................      328      215       305      209       23        6
  Investment in Financial Services.....................       --       --     1,080      318       --       --
  Equipment on operating leases, net...................      557       19        --       --      557       19
  Goodwill and intangibles.............................    3,495      250     3,338      221      157       29
  Other................................................      616      175       321      174      295        1
                                                         -------   ------   -------   ------   ------   ------
    TOTAL OTHER ASSETS.................................    4,996      659     5,044      922    1,032       55
                                                         -------   ------   -------   ------   ------   ------
    TOTAL..............................................  $17,678   $7,296   $12,928   $5,274   $6,009   $2,875
                                                         =======   ======   =======   ======   ======   ======
                LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt.................  $   130   $   83   $    25   $   30   $  105   $   53
  Short-term debt......................................    4,953    1,682     3,879      553    1,160    1,634
  Accounts payable.....................................    1,362      890     1,373      890       28       --
  Restructuring liability..............................      102       71       102       71       --       --
  Other accrued liabilities............................    1,690    1,015     1,613    1,020      117       25
                                                         -------   ------   -------   ------   ------   ------
    TOTAL CURRENT LIABILITIES..........................    8,237    3,741     6,992    2,564    1,410    1,712
                                                         -------   ------   -------   ------   ------   ------
Long-Term Debt.........................................    4,428      928     1,073       95    3,369      833
OTHER LIABILITIES:
  Pension, postretirement and postemployment
    benefits...........................................    1,079      571     1,066      559       13       12
  Advance to capital...................................    1,400       --     1,400       --       --       --
  Other................................................      754      199       618      199      136       --
                                                         -------   ------   -------   ------   ------   ------
    TOTAL OTHER LIABILITIES............................    3,233      770     3,084      758      149       12
                                                         -------   ------   -------   ------   ------   ------
Commitments and Contingencies (Note 17)................       --       --        --       --       --       --
Minority Interest......................................       70       73        69       73        1       --
SHAREHOLDERS' EQUITY:
  Common Shares, Euro 0.45 par value; authorized
    444,444,460 shares, issued 149,660,000 shares in
    1999 and 149,000,000 shares in 1998................       88       88        88       88       12        2
  Paid-in capital......................................    1,645    1,637     1,645    1,637      856      181
  Retained earnings....................................      250      184       250      184      212      136
  Accumulated other comprehensive income (loss)........     (265)    (125)     (265)    (125)      --       (1)
  Unearned compensation on restricted shares...........       (8)      --        (8)      --       --       --
                                                         -------   ------   -------   ------   ------   ------
    TOTAL SHAREHOLDERS' EQUITY.........................    1,710    1,784     1,710    1,784    1,080      318
                                                         -------   ------   -------   ------   ------   ------
    TOTAL..............................................  $17,678   $7,296   $12,928   $5,274   $6,009   $2,875
                                                         =======   ======   =======   ======   ======   ======

  The accompanying notes to financial statements are an integral part of these
                                Balance Sheets.
   Reference is made to Note 2 for definitions of "Equipment Operations" and
                             "Financial Services."

                                CNH GLOBAL N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                         (IN MILLIONS OF U.S. DOLLARS)

                                                     CONSOLIDATED           EQUIPMENT OPERATIONS       FINANCIAL SERVICES
                                               -------------------------   -----------------------   -----------------------
                                                1999     1998     1997      1999     1998    1997    1999    1998     1997
                                               -------   -----   -------   -------   -----   -----   -----   -----   -------
OPERATING ACTIVITIES:
  Net income.................................  $   148   $ 258   $   388   $   148   $ 258   $ 388   $  72   $  60   $    68
  Adjustments to reconcile net income to net
    cash provided (used) by operating
    activities:
    Depreciation and amortization............      183     132       122       160     126     119      23       6         3
    Deferred income tax expense (benefit)....       45      43        73        31      45      73      14      (2)       --
    (Gain) loss on disposal of fixed
      assets.................................       (5)     (2)        1        (7)     (2)      1       2      --        --
    Undistributed earnings of unconsolidated
      subsidiaries...........................       (9)    (14)      (18)      (81)    (74)    (85)     --      --        (1)
    Changes in operating assets and
      liabilities:
      (Increase) decrease in receivables.....      615    (342)      253       (86)    (68)   (187)    585    (252)      426
      (Increase) decrease in inventories.....      256     (61)      (81)      256     (61)    (81)     --      --        --
      (Increase) decrease in prepayments and
        other current assets.................     (185)    (45)      (47)     (135)    (39)    (51)    (67)    (19)       (3)
      Increase (decrease) in payables........       27    (104)      124        99    (105)    148       5      (1)      (31)
      Increase (decrease) in accrued and
        other liabilities....................      (45)    (34)      128      (104)    (16)    115      84     (25)       41
  Other, net.................................       55       6         4        96       6       4     (10)     --        --
                                               -------   -----   -------   -------   -----   -----   -----   -----   -------
NET CASH PROVIDED (USED) BY OPERATING
  ACTIVITIES.................................    1,085    (163)      947       377      70     444     708    (233)      503
                                               -------   -----   -------   -------   -----   -----   -----   -----   -------
INVESTING ACTIVITIES:
  Acquisitions and investments, net of cash
    acquired.................................   (4,394)    (73)      (95)   (4,442)    (73)   (105)     36      --       (40)
  Proceeds from sale of businesses and
    assets...................................       86      13        13        83      12      13       3       1        --
  Expenditures for property, plant and
    equipment................................     (210)   (150)     (154)     (209)   (149)   (153)     (1)     (1)       (1)
  Expenditures for equipment on operating
    leases...................................      (63)    (18)       (6)       --      --      --     (63)    (18)       (6)
  Other, net.................................       29      (3)       --        30      (5)     11      (1)      2       (11)
                                               -------   -----   -------   -------   -----   -----   -----   -----   -------
NET CASH PROVIDED (USED) BY INVESTING
ACTIVITIES...................................   (4,552)   (231)     (242)   (4,538)   (215)   (234)    (26)    (16)      (58)
                                               -------   -----   -------   -------   -----   -----   -----   -----   -------
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt...      268     288       609        61      52      27     207     236       582
  Payment of long-term debt..................     (112)   (108)      (27)      (59)    (18)    (27)    (53)    (90)       --
  Net increase (decrease) in short-term
    revolving credit facilities..............    1,945     143    (1,085)    2,803     (21)    (33)   (858)    164    (1,052)
  Capital contributions......................       --      --        --        --      --      --      12      --        50
  Advance to capital.........................    1,400      --        --     1,400      --      --      --      --        --
  Dividends paid.............................      (82)    (82)      (82)      (82)    (82)    (82)     --      --        --
  Other, net.................................      (92)     --        --       (92)     --      --      --      --        --
                                               -------   -----   -------   -------   -----   -----   -----   -----   -------
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES.................................    3,327     241      (585)    4,031     (69)   (115)   (692)    310      (420)
                                               -------   -----   -------   -------   -----   -----   -----   -----   -------
Effect of foreign exchange rate changes on
  cash and cash equivalents..................      (71)      5       (22)      (71)      1     (21)     --       4        (1)
                                               -------   -----   -------   -------   -----   -----   -----   -----   -------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS................................     (211)   (148)       98      (201)   (213)     74     (10)     65        24
CASH AND CASH EQUIVALENTS, BEGINNING OF
  YEAR.......................................      677     825       727       588     801     727      89      24        --
                                               -------   -----   -------   -------   -----   -----   -----   -----   -------
CASH AND CASH EQUIVALENTS, END OF YEAR.......  $   466   $ 677   $   825   $   387   $ 588   $ 801   $  79   $  89   $    24
                                               =======   =====   =======   =======   =====   =====   =====   =====   =======

  The accompanying notes to financial statements are an integral part of these
                           Statements of Cash Flows.

   Reference is made to Note 2 for definitions of "Equipment Operations" and
                             "Financial Services."

                                CNH GLOBAL N.V.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                         (IN MILLIONS OF U.S. DOLLARS)

                                                                                ACCUMULATED
                                                                  RETAINED         OTHER
                                                                  EARNINGS     COMPREHENSIVE
                              COMMON   PAID-IN     UNEARNED     (ACCUMULATED      INCOME                 COMPREHENSIVE
                              SHARES   CAPITAL   COMPENSATION     DEFICIT)        (LOSS)       TOTAL        INCOME
                              ------   -------   ------------   ------------   -------------   ------    -------------
BALANCE, DECEMBER 31, 1996     $88     $1,637        $--           $(298)          $ (53)      $1,374
Comprehensive income:
  Net income................    --         --         --             388              --          388        $388
  Translation adjustment....    --         --         --              --             (82)         (82)        (82)
  Pension liability
    adjustment..............    --         --         --              --              23           23          23
                                                                                                             ----
       Total................                                                                                 $329
                                                                                                             ====
Dividends declared..........    --         --         --             (82)             --          (82)
                               ---     ------        ---           -----           -----       ------
BALANCE, DECEMBER 31, 1997     $88     $1,637         --               8            (112)       1,621
Comprehensive income:
  Net income................    --         --         --             258              --          258        $258
  Translation adjustment....    --         --         --              --               9            9           9
  Pension liability
    adjustment..............    --         --         --              --             (22)         (22)        (22)
                                                                                                             ----
       Total................                                                                                 $245
                                                                                                             ====
Dividends declared..........    --         --         --             (82)             --          (82)
                               ---     ------        ---           -----           -----       ------
BALANCE, DECEMBER 31, 1998     $88     $1,637         --             184            (125)       1,784
Comprehensive income:
  Net income................    --         --         --             148              --          148        $148
  Translation adjustment....    --         --         --              --            (162)        (162)       (162)
  Pension liability
    adjustment..............    --         --         --              --              22           22          22
                                                                                                             ----
       Total................                                                                                 $  8
                                                                                                             ====
Dividends declared..........    --         --         --             (82)             --          (82)
Issuance of restricted
  shares....................    --          8         (8)             --              --           --
                               ---     ------        ---           -----           -----       ------
BALANCE, DECEMBER 31, 1999     $88     $1,645        $(8)          $ 250           $(265)      $1,710
                               ===     ======        ===           =====           =====       ======

  The accompanying notes to financial statements are an integral part of these
                 Statements of Changes in Shareholders' Equity

                                CNH GLOBAL N.V.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

     CNH Global N.V. ("CNH," and formerly New Holland N.V.), is incorporated in The Netherlands under Dutch law. CNH's equipment operations manufacture, market and distribute a full line of agricultural and construction equipment on a worldwide basis. CNH's financial services business offers a broad array of financial services products, including retail financing for the purchase or lease of new and used CNH and other manufacturers' products and other retail financing programs. To facilitate the sale of its products, CNH offers wholesale financing to dealers and equipment rental yards.

     On November 12, 1999 ("the merger date"), New Holland N.V. ("New Holland") acquired Case Corporation ("Case") by merging a wholly owned subsidiary of New Holland with and into Case ("the merger"). As a result of the merger Case, as the surviving company, became a wholly owned subsidiary of New Holland. Effective with the closing of the merger, New Holland changed its name to CNH Global N.V. Reference is made to Note 3, "Acquisitions of Businesses and Investments," for further information regarding the acquisition of Case.

     CNH is controlled by New Holland Holdings N.V., a wholly owned subsidiary of Fiat S.p.A. ("Fiat"), a company organized under the laws of Italy, which owned approximately 71.1% of the outstanding shares of CNH at December 31, 1999.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements present the operating results, financial position and cash flows of CNH as of and for the year ended December 31, 1999. The comparability of CNH's financial position at December 31, 1999, with the prior year is affected by the inclusion of the fair value of the Case assets acquired and liabilities assumed. The comparability of CNH's operating results for the year ended December 31, 1999, with the respective prior year data, is significantly affected by (1) the year-end 1998 acquisition of O&K Orenstein & Koppel Aktiengesellschaft ("O&K"); (2) the inclusion of Case's results of operations from the merger date; (3) the impact of incremental financing and other costs related to the merger; (4) the amortization of fair value adjustments to the Case assets acquired and liabilities assumed; and (5) the amortization of goodwill. Reference is made to Note 3, "Acquisitions of Businesses and Investments" for further information regarding the acquisitions of Case and O&K.

  Principles of Consolidation and Presentation

     The annual consolidated financial statements of New Holland were historically prepared in accordance with International Accounting Standards or IAS. CNH has prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States or U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the CNH presentation. The accompanying financial statements reflect the historical operating results of CNH, including the results of operations of Case since the merger date. CNH has prepared its consolidated financial statements in U.S. dollars and, unless otherwise indicated, all financial data set forth in these financial statements is expressed in U.S. dollars. The financial statements include the accounts of CNH's majority-owned subsidiaries, except where control is expected to be temporary, and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The financial statements reflect the consolidated results of CNH and also include, on a separate and supplemental basis, the consolidation of CNH's equipment operations and financial services operations as follows:

     Equipment Operations - The financial information captioned "Equipment Operations" reflects the consolidation of all majority-owned subsidiaries except for CNH's financial services business. CNH's financial

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

services business has been included using the equity method of accounting whereby the net income and net assets of CNH's financial services business are reflected, respectively, in "Equity in income of unconsolidated subsidiaries and affiliates - Financial Services" in the accompanying Statements of Income, and in "Investment in Financial Services" in the accompanying Balance Sheets.

     Financial Services - The financial information captioned "Financial Services" reflects the consolidation of CNH's credit operations.

     All significant intercompany transactions, including activity within and between "Equipment Operations" and "Financial Services," have been eliminated in deriving the consolidated financial data.

     Investments in unconsolidated subsidiaries and affiliates that are at least 20% owned, or where CNH exercises significant influence, are accounted for using the equity method. Under this method, the investment is initially recorded at cost and is increased or decreased by CNH's proportionate share of the entity's respective profits or losses, and decreased by amortization of any related goodwill. Dividends received from these entities reduce the carrying value of the investments. Investments wherein CNH owns less than 20% and where CNH does not exercise significant influence are stated at lower of cost or net realizable value.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Revenue Recognition

     Sales to dealers are recorded at the time of shipment to those dealers. In accordance with standard dealer terms, all shipments are final and irrevocable, with the risks and rewards of ownership passing to the dealer at the time of shipment. CNH grants certain sales incentives to stimulate sales of CNH products to retail customers. The expense for such incentive programs is recorded as a deduction in arriving at net sales at the time of sale to the dealer.

     To facilitate the sale of its products, CNH offers wholesale financing to its dealers. Under terms of most dealer agreements, wholesale notes receivable are generally interest free for periods ranging from three to twelve months, after which interest is based on market rates. During these interest-free periods, CNH bears the cost of financing, and such costs are provided for at the time of sale.

     Financial Services records earned finance charges (interest income) on retail and other notes receivables and finance leases using the simple interest method.

  Modification Programs and Warranty Costs

     The costs of major programs to modify products in the customer's possession are accrued when these costs can be identified and quantified. Normal warranty costs are recorded at the time of sale.

  Advertising

     CNH expenses advertising costs as incurred. Advertising expense totaled $51 million, $48 million and $46 million, for the years ended December 31, 1999, 1998 and 1997, respectively.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Research and Development

     Research and development costs are expensed as incurred.

  Software Developed for Internal Use

     CNH defines internal-use software as software acquired or internally developed or modified solely to meet the internal needs of CNH. Internal and external costs incurred during the preliminary project stage are expensed as incurred. Capitalization of such costs begins upon completion of the preliminary project stage and upon management's authorization and commitment to fund the software project, and capitalization ceases at the point at which the computer software project is substantially complete and the software is ready for its intended use. Internal and external costs for data conversion, training and maintenance are expensed as incurred, and overhead costs are not capitalized. The capitalized costs of software acquired or developed for internal use are amortized on a straight-line basis over the useful life of the software, generally not exceeding 5 years.

  Foreign Currency Translation

     CNH's non-U.S. subsidiaries and affiliates maintain their books and accounting records using local currency as the functional currency, except for those operating in hyperinflationary economies. Assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at period-end exchange rates, and net exchange gains or losses resulting from such translation are included in "Accumulated other comprehensive income (loss)" in the accompanying Balance Sheets. Income and expense accounts of non-U.S. subsidiaries are translated at the average exchange rates for the period, and gains and losses from foreign currency transactions are included in net income in the period during which they arise. The U.S. dollar is used as the functional currency for subsidiaries and affiliates operating in highly inflationary economies for which both translation adjustments and gains and losses on foreign currency transactions are included in the determination of net income in the period during which they arise.

     As a result of changes in Brazil's three-year inflation index, CNH ceased applying highly inflationary accounting for its Brazilian operations effective January 1, 1998. Through 1997, CNH reported its Brazilian operations as highly inflationary, and adjustments resulting from the translation of Brazil's pre-1998 financial statements are reflected in the accompanying Statements of Income.

     The Brazilian Real was significantly devalued against the U.S. dollar during the first quarter of 1999. As a result of its unhedged foreign exchange exposure in its Brazilian companies, CNH recorded a net exchange loss of approximately $15 million. Also in the first quarter of 1999, CNH reorganized its corporate activities for tax and treasury planning purposes and transferred U.S. dollar deposits to a foreign subsidiary with Euro functional currency. As a result of the translation of the monetary asset described above during this period, an exchange gain of approximately $30 million was recognized. The aforementioned net foreign exchange gains and losses are reflected in "Other, net" in the accompanying Statements of Income.

  Accounting Pronouncements

     Effective January 1, 1999, CNH adopted Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities." This statement requires costs of start-up activities and organizational costs to be expensed as incurred. CNH's accounting for the costs of start-up activities is consistent with the guidelines established in the SOP and, as a result, the adoption of this statement had no effect on CNH's financial position or results of operations.

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The required adoption of this statement was extended to January 1, 2001, by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an Amendment of FASB Statement No. 133," although earlier application is permitted. CNH is evaluating the impact of adopting SFAS No. 133.

  Cash and Cash Equivalents

     Cash equivalents are comprised of all highly liquid investments with an original maturity of three months or less. Cash equivalents also include amounts deposited with affiliates, principally Fiat and its affiliates, which are repayable to CNH upon one day's notice. The carrying value of cash equivalents approximates fair value because of the short maturity of these investments.

  Receivables

     Receivables are recorded at face value, net of allowances for doubtful accounts.

  Inventories

     Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling. Provision is made for obsolete and slow-moving inventories.

  Equipment on Operating Leases

     Financial Services purchases equipment that is leased to retail customers under operating leases from dealers. Income from operating leases is recognized over the term of the lease. Financial Services' investment in operating leases is based on estimated residual values of the leased equipment, which are calculated at the lease inception date. Realization of the residual values is dependent on Financial Services' future ability to market the equipment under the then prevailing market conditions. Although realization is not assured, management believes that it is more likely than not that the estimated residual values will be realized. Each of these assets is depreciated on a straight-line basis over a period of time consistent with the term of the lease. Expenditures for maintenance and repairs are the responsibility of the lessee.

  Goodwill and Intangibles

     Goodwill represents the excess of the purchase price paid plus the liabilities assumed over the fair value of the tangible and identifiable intangible assets purchased. Goodwill is amortized on a straight-line basis over 10 to 30 years. Goodwill relating to acquisitions of unconsolidated subsidiaries and affiliates is included in "Investments in unconsolidated subsidiaries and affiliates" in the accompanying Balance Sheets, and the related amortization is charged to "Equity in income of unconsolidated subsidiaries and affiliates" in the accompanying Statements of Income. CNH continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, CNH uses an estimate of the undiscounted cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1999 and 1998, goodwill totaled $2,723 million and $321 million, respectively, while accumulated amortization of goodwill was $109 million and $89 million at those respective dates. Amortization expense totaled $20 million, $10 million and $8 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     Negative goodwill represents the excess of the fair value of the tangible and identifiable intangible assets purchased, with the fair value of non-current assets having been reduced to zero, over the purchase price paid plus liabilities assumed. Negative goodwill is being amortized on a straight-line basis over approximately 3 years. At December 31, 1999 and 1998, negative goodwill, net of accumulated amortization, totaled $72 million and $87 million, respectively.

     Intangibles consist primarily of acquired dealer network, trademarks, product drawings and patents, and are being amortized on a straight-line basis over 5 to 30 years. At December 31, 1999 and 1998, intangibles, net of accumulated amortization, totaled $881 million and $18 million, respectively. Amortization expense totaled $6 million for the year ended December 31, 1999, and totaled $7 million for each of the years ended December 31, 1998 and 1997.

     Reference is made to Note 3, "Acquisitions of Businesses and Investments," for further information regarding goodwill and intangibles.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost, less accumulated depreciation. Expenditures for improvements that increase asset values and extend useful lives are capitalized. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets as follows:

Buildings and improvements........................    8 - 40 years
Plant and machinery...............................    4 - 16 years
Other equipment...................................    3 - 12 years

     CNH capitalizes interest costs as part of the cost of constructing certain facilities and equipment. CNH capitalizes interest costs only during the period of time required to complete and prepare the facility or equipment for its intended use. The amount of interest capitalized in 1999, 1998 and 1997 is not significant in relation to the consolidated financial results.

  Income Taxes

     CNH follows an asset and liability approach for financial accounting and reporting for income taxes. CNH recognizes a current tax liability or asset for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are more likely than not expected to be realized.

  Retirement Programs

     CNH operates numerous defined benefit and defined contribution pension plans, the assets of which are held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and CNH. The cost of providing pension and other postretirement benefits is based upon actuarial

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

valuations and is charged to income during the period of the employees' service. The liability for termination indemnities is accrued in accordance with labor legislation in each country where such benefits are required.

  Derivatives

     CNH utilizes derivative financial instruments, including interest rate swaps, interest rate caps, treasury rate locks and foreign exchange contracts to manage its exposure to interest rate and foreign currency exchange rate risks. CNH does not hold or issue financial instruments for trading purposes.

     Net interest to be paid or received under interest rate hedges is accrued and recognized as an adjustment to interest expense. The costs of interest rate hedges, as well as gains or losses on terminated interest rate swap and cap agreements, are deferred and charged to interest expense over the shorter term of the remaining contractual life of the agreement or the remaining term of the underlying debt.

     Foreign exchange contracts, which effectively meet risk reduction and correlation criteria, are accounted for using hedge accounting. Under this method, gains and losses are recognized in income and offset the foreign exchange gains and losses on the related transactions. Contracts that do not meet the risk reduction and correlation criteria are recorded at fair value with the unrealized gain or loss included in "Other, net" in the accompanying Statements of Income. If a foreign exchange contract hedging a net investment in a foreign subsidiary is terminated, the gain or loss is recognized in other comprehensive income, net of tax, consistent with the accounting treatment of the hedged item. If a transactional hedge is terminated, the gain or loss is recognized in income.

     Reference is made to Note 14, "Financial Instruments," for further information regarding CNH's use of derivative financial instruments.

  Restructuring

     CNH records restructuring liabilities at the time management approves and commits CNH to a restructuring plan that identifies all significant actions to be taken and the expected completion date of the plan. The restructuring liability includes those restructuring costs that (1) can be reasonably estimated, (2) are not associated with or do not benefit activities that will be continued, and (3) are not associated with or are not incurred to generate revenues after the plan's commitment date. Restructuring costs are incurred as a direct result of the plan and (1) are incremental to other costs incurred by CNH in the conduct of its activities prior to the commitment date, or (2) existed prior to the commitment date under a contractual obligation that will either continue after the exit plan is completed with no economic benefit to the enterprise or reflect a penalty to cancel a contractual obligation. Reference is made to Note 4, "Restructuring," for further information regarding CNH's restructuring programs.

NOTE 3: ACQUISITIONS OF BUSINESSES AND INVESTMENTS

  Case

     On November 12, 1999, New Holland acquired Case for $4.6 billion in cash, including related costs and expenses, pursuant to an agreement and plan of merger dated as of May 15, 1999, by and among Case, New Holland, the merging subsidiary and Fiat. As a result of the merger Case, as the surviving company, became a wholly owned subsidiary of New Holland. Effective with the closing of the merger, New Holland changed its name to CNH. CNH financed the merger with total borrowings of $3.0 billion under short-term credit facilities, an advance to capital of $1.4 billion from New Holland Holdings N.V. and available cash of $200 million. Reference is made to Note 11, "Principal Shareholder's Advance to Capital."

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The merger was accounted for as a purchase and, accordingly, the accompanying consolidated financial statements include the results of operations of Case as of the merger date. Case engages in two types of operations. Case's equipment operations manufacture, market and distribute a full line of agricultural equipment and light- to medium-sized construction equipment on a worldwide basis. Case's financial services business provides financing for retail installment sales contracts and leases, commercial lending within the equipment industry, multiple lines of insurance products and offers a private-label credit card.

     The total purchase price of $4.6 billion was allocated to the assets and liabilities of Case based upon their respective fair values, including identifiable intangibles consisting of acquired trademarks, dealer networks and product engineering drawings, with the remainder allocated to goodwill. The purchase price paid plus the liabilities assumed exceeded the fair value of the tangible and identifiable intangible assets purchased by $2,400 million, on a preliminary basis. The goodwill associated with Case's equipment operations of $2,271 million and Case's financial services business of $129 million is being amortized on a straight-line basis over 30 and 20 years, respectively. The fair value adjustments to Case's historical balance sheet were as follows (in millions):

                                                                 PURCHASE
                                                                  PRICE
                                                                ALLOCATION
                                                                ----------
Net assets at historical cost*..............................      $2,057
Fair value adjustments:
  Identifiable intangibles..................................         817
  Property, plant and equipment.............................         222
  Inventory.................................................          40
  Elimination of historical goodwill........................        (292)
  Deferred income taxes.....................................        (241)
  Pension and postretirement................................        (180)
  Restructuring liability related to the Case business......         (90)
  Accounts and notes receivable.............................         (29)
  Other, net................................................        (104)
                                                                  ------
                                                                   2,200
Goodwill....................................................       2,400
                                                                  ------
          Total.............................................      $4,600
                                                                  ======

------------
* Includes liabilities assumed of $6,622 million.

     As CNH finalizes its merger-related restructuring plans during 2000, CNH anticipates that significant additional adjustments will be made to goodwill as additional liabilities are recorded for the restructuring of Case's operations.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                CNH GLOBAL N.V.
                         PRO FORMA STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
              (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

     CNH has prepared the following unaudited pro forma income statements to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred as of the beginning of each of the periods presented. The pro forma data reflects the impact of the fair market value adjustments to the Case assets and liabilities acquired, as well as incremental interest expense related to the merger financing. These adjustments are being amortized over the periods estimated to be benefited and primarily include additional depreciation of fixed assets and the amortization of the fair value adjustments for acquired receivables and inventories, identifiable intangibles and goodwill.

                                                              CONSOLIDATED
                                                           ------------------
                                                            1999       1998
                                                           -------    -------
Revenues
  Net sales............................................    $ 9,929    $11,212
  Finance and interest income..........................        744        648
                                                           -------    -------
Total..................................................     10,673     11,860
                                                           -------    -------
Costs and Expenses
  Cost of goods sold...................................      8,320      9,088
  Selling, general and administrative..................      1,315      1,242
  Research, development and engineering................        357        376
  Restructuring charge.................................         19        172
  Interest expense.....................................        794        718
  Other, net...........................................        150        183
                                                           -------    -------
Total..................................................     10,955     11,779
                                                           -------    -------
Equity in income of unconsolidated subsidiaries and
  affiliates:
  Equipment Operations.................................          1          9
                                                           -------    -------
Income (loss) before taxes and minority interest.......       (281)        90
Income tax provision (benefit).........................        (97)        44
Minority interest......................................          4          5
                                                           -------    -------
Net income (loss)......................................    $  (188)   $    41
                                                           =======    =======
Earnings per share:
  Basic................................................    $ (1.26)   $  0.28
                                                           =======    =======
  Diluted..............................................    $ (1.26)   $  0.28
                                                           =======    =======

     CNH has presented this unaudited pro forma financial data for illustrative purposes only. This pro forma data is based on an allocation of the purchase price and is not necessarily indicative of (1) the results of operations that would have occurred had the transaction been effective as of the beginning of each of the years presented, or (2) the results of operations that CNH will attain in the future. In addition, the pro forma financial data does not reflect any synergies or cost savings that may occur as a result of the merger.

     The pro forma financial data does not include the impact of any regulatory divestitures as required by the European Commission or the U.S. Department of Justice pursuant to the merger. In approving the merger, a number of competitive concerns related to the combined operations of Case and New Holland in specified

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

product lines and markets were identified. These competitive concerns have been addressed and Case and New Holland have committed to a number of actions, including divestiture of the following product lines and facilities:

     - Case's CX and MXC product lines and the Doncaster, United Kingdom, plant in which they are assembled;
     - New Holland's Laverda combine harvester product line (excluding hillside models) and the Breganze, Italy, facility in which they are made;
     - Case's large square balers assembled in Neustadt, Germany;
     - Case's Fermec brand loader/backhoe and industrial tractor product lines and the Fermec manufacturing plant in Manchester, United Kingdom;
     - Case's ownership interest in Hay & Forage Industries in Hesston, Kansas, a 50% joint venture with AGCO Corporation that produces hay and forage implements; and
     - New Holland's Versatile four-wheel drive and Genesis two-wheel drive tractor lines, along with the Winnipeg, Canada, plant in which they are made.

In addition, to address specific market issues in Austria, the parties have agreed to license or build the Steyr model M-948 and M-958 (and equivalent Case IH models) for sale by a third party.

     In the opinion of management, the impact of these divestiture actions is not material to the overall pro forma results of operations of CNH.

  O&K

     On December 22, 1998, CNH acquired 75.0001% of the outstanding shares of O&K, a German manufacturer of hydraulic excavators and other construction equipment, for a purchase price of $15 million. The terms of the acquisition, which was accounted for using the purchase method of accounting, included certain contingent considerations, some of which were based on the audited net equity of O&K at December 31, 1998. Based on the initial purchase consideration, the acquisition of O&K resulted in an excess of the fair market value of the net assets acquired over the purchase cost of approximately $87 million. The estimated fair market value of the assets acquired and liabilities assumed have been included in the accompanying Balance Sheets as of December 31, 1998. The results of operations of O&K have been included in the accompanying Statements of Income from January 1, 1999, as O&K's results of operations from the date of acquisition to December 31, 1998, were not significant.

     The final determination of the net equity of O&K did not result in any significant adjustments to the purchase consideration. However, in December 1999, the excess of the net assets acquired was adjusted to reflect the reversal of $26 million of the $29 million restructuring reserves included in the initial purchase price allocation, as the finalization of the underlying restructuring plan was not achieved within one year from the date of the O&K acquisition. Reference is made to Note 4, "Restructuring," for further information regarding CNH's restructuring programs.

     Effective August 15, 1999, CNH entered into a domination agreement in connection with its acquisition of O&K. This agreement allows CNH to freely run the affairs of O&K without legal restrictions from the minority shareholders. In order to effect the domination agreement, CNH agreed to make a minimum guaranteed dividend payment of DM 0.5 per share to the minority shareholders in each year in which the agreement remains effective. CNH also agreed to provide the minority shareholders protection against losses incurred by O&K during the effective period of the domination agreement. Concurrent with the agreement, CNH commenced a tender offer to acquire all of the outstanding shares not presently owned at a price of DM 31 per share. This price may be contested by any shareholder in the court of law and, if successful, CNH may be obliged to offer a higher price to all minority shareholders, including those who previously tendered

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

their shares at the lower price. As a result of the above, CNH increased its ownership interest in O&K to approximately 90% at December 31, 1999.

  Other

     On September 29, 1999, CNH's joint venture in China, Harbin New Holland Beidahuang Tractor Ltd., received its business license from Heilongjiant State Administration for Industry and Commerce of the People's Republic of China. The license grants the joint venture full permission to begin operations and conduct business in the People's Republic of China. New Holland owns approximately 70% of the joint venture.

     On December 23, 1998, CNH acquired all the voting shares of its agricultural equipment distributor in Argentina, Inchcape Argentina S.A. (including its wholly owned subsidiary, Agrotecnia S.A., collectively "Inchcape"), at a cost of approximately $11 million. The acquisition has been accounted for as a purchase and, accordingly, the assets and liabilities of Inchcape are included in the accompanying Balance Sheets as of December 31, 1998. The results of operations of Inchcape have been included in the accompanying Statements of Income from January 1, 1999, as Inchcape's results of operations from the date of acquisition to December 31, 1998, were not significant. The excess of the purchase price over the fair market value of the net assets acquired was approximately $3 million.

     On September 30, 1998, CNH acquired an additional 4% of the voting shares of Flexi-Coil Ltd., a Canadian manufacturing company, at a cost of approximately $6 million. On September 30, 1997, CNH acquired an initial 35% interest in Flexi-Coil for approximately $55 million. These investments were accounted for as purchases, and the allocation of the combined purchase price resulted in goodwill of approximately $57 million. Also see Note 24, "Subsequent Events."

     On July 29, 1998, CNH acquired approximately 91% of the voting shares of Bizon Sp.zo.o. ("Bizon"), a Polish manufacturer of combine harvesters, at a cost of approximately $33 million. The acquisition was accounted for as a purchase, and the excess of the purchase price over the fair market value of the net assets acquired resulted in goodwill of approximately $18 million. Bizon had sales of approximately $38 million (unaudited) in 1998. In March 1999, CNH completed the acquisition of the remaining ownership interests in Bizon.

     On June 22nd and July 2nd of 1998, CNH acquired 37.3% and 0.9%, respectively, of the shares in Al-Ghazi Tractors Limited, a tractor manufacturing joint venture operation in Pakistan, at a total cost of approximately $12 million. The acquisition was accounted for as a purchase, and the excess of the purchase price over the fair market value of the net assets acquired resulted in goodwill of approximately $6 million.

     On June 4, 1998, CNH increased its stake in Turk Traktor Ve Ziraat Makineleri A.S. ("Turk Traktor"), CNH's manufacturing joint venture with the Koc Group in Turkey, from 25.0% to 37.5%. CNH also acquired 37.5% of Trakmak Traktor Ve Ziraat Makineleri Ticaret A.S. ("Trakmak Tractor"), a leading Turkish distributor of agricultural equipment. The combined cost of these investments was approximately $51 million. These acquisitions were accounted for using the purchase method of accounting and, accordingly, the excess of the purchase price over the estimated fair market value of the net assets acquired resulted in goodwill of approximately $24 million.

NOTE 4: RESTRUCTURING

  1998 Restructuring Activity

     In 1998, CNH reviewed its manufacturing, selling and administrative processes in an effort to strengthen its competitive position and to better align its operations in response to current economic and market

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

conditions. As a result, CNH announced a pretax restructuring charge of $40 million for severance and other costs related to headcount reductions. CNH refers to these actions as the 1998 restructuring program.

     The 1998 restructuring program included termination costs to eliminate approximately 420 salaried and 600 hourly positions. These termination payments included the cost of severance and contractual benefits in accordance with collective bargaining agreements and CNH policy, and also included costs for outplacement services, medical and supplemental vacation and retirement payments.

     In connection with the 1998 acquisition of O&K, CNH recorded additional restructuring reserves of approximately $29 million for employee and dealer termination costs. These costs were recorded in conjunction with the allocation of the initial O&K purchase price.

1999 Restructuring Activity

     In conjunction with the merger, CNH's management is in the process of assessing and formulating a plan to integrate the operations of the Case and New Holland businesses. CNH refers to these adjustments as the 1999 restructuring program.

     As part of its merger integration, CNH is evaluating the divestiture or closure of approximately 20% of its manufacturing locations, as well as the closure of approximately one-third of its 45 parts depots. Through the consolidation of all functional areas, including the impact of divestiture actions required by the European and U.S. regulatory agencies pursuant to the merger, CNH expects to reduce its worldwide workforce by approximately 20%, or 7,000 people, by 2002. The 1999 restructuring program takes into consideration duplicate capacity and other synergies including purchasing and supply chain management, research and development and selling, general and administrative functions.

     As of December 31, 1999, CNH had recorded $90 million in merger-related restructuring reserves for severance and other costs associated with identified headcount reductions as part of CNH's initial plan to integrate the Case operations. These costs were recorded in conjunction with the allocation of the initial Case purchase price.

     The $90 million merger-related restructuring reserve was determined based on formal plans approved by CNH's management using the best information available at the time. The amounts that CNH may ultimately incur may change as the balance of CNH's merger-related initiatives to integrate the Case and New Holland businesses are executed. As management completes and commits to additional activities of the plan, CNH anticipates that it will record additional restructuring reserves as an adjustment to goodwill for identified actions relative to the Case business. CNH has also announced that it will incur restructuring charges, beginning in 2000, to exit certain other activities and to further restructure CNH operations related to the New Holland business.

     In 1999, CNH also recorded additional restructuring charges of $19 million related to the remaining headcount actions contemplated under the 1998 restructuring program. These charges primarily represent severance and other related costs for the elimination of approximately 340 of the remaining salaried positions under the original plan.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth the CNH restructuring activities for the years ended December 31, 1998 and 1999 (in millions):

                                                                      1998 ACTIVITIES
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1997        ADDITIONS    UTILIZED*    ESTIMATES         1998
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $18            $67         $(14)         $--            $71
Costs related to
  closing/selling/downsizing existing
  facilities..............................       --              2           (2)          --             --
                                                ---            ---         ----          ---            ---
       Total restructuring................      $18            $69         $(16)         $--            $71
                                                ===            ===         ====          ===            ===

                                                                      1999 ACTIVITIES
                                            --------------------------------------------------------------------
                                             BALANCE AT                                              BALANCE AT
                                            DECEMBER 31,                 RESERVES     CHANGES IN    DECEMBER 31,
                                                1998        ADDITIONS    UTILIZED*    ESTIMATES         1999
                                            ------------    ---------    ---------    ----------    ------------
Severance and other employee-related
  costs...................................      $71           $ 19         $(52)         $(26)          $ 12
Case purchase accounting reserves.........       --             90           --            --             90
                                                ---           ----         ----          ----           ----
       Total restructuring................      $71           $109         $(52)         $(26)          $102
                                                ===           ====         ====          ====           ====

------------
* Includes currency translation.

     In 1999, CNH expended $52 million for severance costs as contemplated under its restructuring programs. In 1999, CNH reversed $26 million of purchase accounting reserves as CNH was unable to complete the required actions within one year of the O&K acquisition. The reversal of the $26 million restructuring reserve was recorded against the initial O&K purchase accounting goodwill.

     The $90 million for severance and other employee-related costs established as part of the merger primarily includes the cash severance costs to reduce approximately 1,650 Case personnel in conjunction with CNH's integration activities. These termination payments include the cost of severance and contractual benefits in accordance with collective bargaining arrangements and CNH policy, and also include costs for outplacement services, medical, supplemental unemployment and supplemental vacation and retirement payments. As of February 29, 2000, CNH had terminated approximately 350 people related to this action.

     The specific restructuring measures and associated estimated costs were based on management's best business judgment under prevailing circumstances. Management believes that the restructuring reserve balance of $102 million at December 31, 1999, is adequate to carry out the restructuring activities as outlined above, and CNH anticipates that all actions will be completed by December 31, 2000. As prescribed under U.S. GAAP, if future events warrant changes to the reserve, such adjustments will be reflected in the applicable statements of income as "Restructuring charges," or in the applicable balance sheets as an adjustment to goodwill, as appropriate. CNH expects to fund the cash requirements of its restructuring activities with cash flows from operations and additional borrowings under CNH's existing credit facilities.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 5: INVENTORY

     Inventories consist of the following (in millions):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1999       1998
                                                           -------    -------
Raw materials..........................................    $   350    $   227
Work-in-process........................................        332        286
Finished goods.........................................      1,740        999
                                                           -------    -------
  Total inventories....................................    $ 2,422    $ 1,512
                                                           =======    =======

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

     A summary of property, plant and equipment is as follows (in millions):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1999       1998
                                                           -------    -------
Land, buildings and improvements.......................    $   800    $   469
Plant and machinery....................................      1,471        885
Other equipment........................................        615        599
Construction in progress...............................        199         37
                                                           -------    -------
                                                             3,085      1,990
Accumulated depreciation...............................     (1,210)    (1,266)
                                                           -------    -------
  Net property, plant and equipment....................    $ 1,875    $   724
                                                           =======    =======

     Depreciation expense totaled $141 million, $113 million and $107 million for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 7: EQUIPMENT ON OPERATING LEASES

     A summary of equipment on operating leases is as follows (in millions):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1999       1998
                                                           -------    -------
Equipment on operating leases..........................    $   577    $    21
Accumulated depreciation...............................        (20)        (2)
                                                           -------    -------
  Net equipment on operating leases....................    $   557    $    19
                                                           =======    =======

     Depreciation expense totaled $18 million and $2 million for the years ended December 31, 1999 and 1998, respectively. CNH did not have an operating lease program in 1997.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Lease payments owed to CNH for equipment under non-cancelable operating leases as of December 31, 1999, are as follows (in millions):

                                                      AMOUNT
                                                      ------
2000..............................................     $ 93
2001..............................................       55
2002..............................................       27
2003..............................................       13
2004..............................................        3
2005 and thereafter...............................       --
                                                       ----
  Total...........................................     $191
                                                       ====

NOTE 8: INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

                                                  DECEMBER 31,
                                                 --------------
                                                 1999     1998
                                                 -----    -----
                                                 (IN MILLIONS)
Investments using:
  Equity method..............................    $324     $213
  Cost method................................       4        2
                                                 ----     ----
       Total.................................    $328     $215
                                                 ====     ====

     At December 31, 1999, investments accounted for using the equity method primarily include the following non-controlling interests:

     - 39% in Flexi-Coil;

     - 50% in New Holland de Mexico S.A. de C.V.;

     - 37.5% in each of Turk Traktor and Trakmak Traktor;

     - 50% in New Holland HFT Japan Inc.;

     - 43.2% in Al-Ghazi Tractors Ltd.;

     - 6.8% in ELASIS Societa Consortile per Azioni;

     - 49% in New Holland Finance Ltd.;

     - 50% in Hay & Forage Industries *;

     - 50% in Consolidated Diesel Company;

     - 50% in L&T-Case Equipment Ltd.;

     - 50% in LBX Company LLC; and

     - 50% in Case Credit Europe S.A.S.
------------
* To be divested pursuant to the merger to comply with European and U.S. regulatory authorities.

In addition, CNH has various ownership interests in dealer development companies. Dealer development companies are legal entities in North America through which approved dealer candidates purchase a CNH dealership over a fixed period of years.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     On January 4, 2000, CNH completed the acquisition of the remaining 61% ownership interest in Flexi-Coil. Reference is made to Note 24, "Subsequent Events," for further information regarding the Flexi-Coil acquisition.

     The carrying costs of these investments are included in "Investments in unconsolidated subsidiaries and affiliates" in the accompanying Balance Sheets and include goodwill of approximately $70 million and $75 million at December 31, 1999 and 1998, respectively.

NOTE 9: SHORT-TERM DEBT

     CNH has various lines of credit and liquidity facilities that include borrowings under both committed credit facilities and uncommitted lines of credit. CNH also has the ability to issue commercial paper in the United States, Canada, Europe and Australia. Under the terms of CNH's commercial paper programs, the principal amount of the commercial paper outstanding, combined with the amounts outstanding under the committed credit facilities, cannot exceed the total amount available under the committed credit facilities.

     CNH has historically obtained, and may continue to obtain, a significant portion of its external financing from Fiat, on terms that CNH believes are at least as favorable as those available from unaffiliated third parties. CNH pays a guarantee fee of 0.0625% per annum on the average amount outstanding under facilities guaranteed by Fiat. Fiat has stated that it intends to continue the guarantee for as long as it maintains control of CNH and, in any event, until December 31, 2003. Fiat has committed that it will not terminate these facilities after this period expires without first giving CNH a reasonable period to secure alternative financing.

     The following credit facilities were available to CNH at December 31, 1999:

- $2.3 billion in revolving credit facilities that expire in August 2001;
- a $1.0 billion revolving credit facility with an affiliate of Fiat, expiring in October 2001;
- a $500 million revolving credit facility, guaranteed by an affiliate of Fiat, that expires December 31, 2001;
- a total of $828 million in committed lines of credit expiring between 2000 and 2003;
- a total of $1,105 million in committed lines of credit expiring between 2000 and 2004, and guaranteed by an affiliate of Fiat;
- a 364-day, $750 million U.S. asset-backed commercial paper liquidity facility that expires in August 2000; and
- a total of $1.7 billion in uncommitted credit facilities, including $759 million that are guaranteed by an affiliate of Fiat.

     At December 31, 1999, CNH had approximately $5.5 billion available under its total lines of credit. In addition to these credit facilities, CNH also had at December 31, 1999, (1) a 364-day, $2.4 billion term loan facility, and (2) a 364-day, $600 million term loan, with an affiliate of Fiat. These facilities, which were established in October 1999 in conjunction with the financing of the Case acquisition, were fully utilized at December 31, 1999.

     Certain of CNH's short-term credit facilities are also available to other members of the Fiat Group, and borrowings by them against these lines of credit reduce the amount available to CNH.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of short-term debt is as follows (in millions):

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
Equipment Operations
  Credit agreements*........................................  $2,644   $  185
  Commercial paper..........................................     316       --
  Affiliated short-term debt................................     861      214
  Short-term debt payable to Financial Services.............      58      154
                                                              ------   ------
          Total short-term debt - Equipment Operations......   3,879      553
                                                              ------   ------
Financial Services
  Credit agreements*........................................     134      606
  Commercial paper..........................................     459      335
  Commercial paper liquidity facility.......................     184       --
  Affiliated short-term debt................................     355      342
  Short-term debt payable to Equipment Operations...........      28      351
                                                              ------   ------
          Total short-term debt - Financial Services........   1,160    1,634
Less intracompany short-term debt...........................     (86)    (505)
                                                              ------   ------
          Total short-term debt.............................  $4,953   $1,682
                                                              ======   ======

------------
* The credit agreements for both Equipment Operations and Financial Services include borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

     The weighted-average interest rates on consolidated short-term debt at December 31, 1999 and 1998, were 6.37% and 5.69%, respectively. At December 31, 1999, the unused portion of the committed credit facilities was $3,679 million, and the unused portion of the asset-backed commercial paper liquidity facility was $586 million. At December 31, 1998, the unused portion of the committed credit facilities was $685 million.

     At the option of CNH, borrowings under the nonaffiliated third party revolving credit facilities bear interest at: (1) prime rate; (2) LIBOR, plus an applicable margin; or (3) banker's bills of acceptance rates, plus an applicable margin. Borrowings may be obtained in U.S. dollars and certain other foreign currencies. Certain of CNH's revolving credit facilities contain restrictive covenants that require the maintenance of certain financial conditions, including a maximum debt to capitalization ratio and a minimum net worth, and also impose restrictions on certain indebtedness, liens on assets and ownership of certain subsidiaries. At December 31, 1999, CNH was in compliance with all debt covenants. The nonaffiliated third party credit facilities generally provide for facility fees on the total commitment, whether used or unused, and also provide for annual agency fees to the administrative agents for the facilities.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 10: LONG-TERM DEBT

     A summary of long-term debt is as follows (in millions):

                                                               DECEMBER 31,
                                                              --------------
                                                               1999     1998
                                                              ------    ----
Equipment Operations
Notes:
  Payable in 2003, interest rate of 6.25%.................    $  289    $ --
  Payable in 2005, interest rate of 7.25%.................       297      --
  Payable in 2016, interest rate of 7.25%.................       288      --
Affiliated long-term debt, interest rate of 5.12% and
  6.12%...................................................        79      46
Long-term portion of borrowings under revolving credit
  facilities, average interest rate of 5.7%...............        55      --
Other debt................................................        90      79
                                                              ------    ----
                                                               1,098     125
Less-current maturities...................................       (25)    (30)
                                                              ------    ----
       Total long-term debt - Equipment Operations........     1,073      95
                                                              ------    ----
Financial Services
Notes:
  Payable in 2000, interest rate, of 6.90%, floating......       100      --
  Payable in 2001, interest rate of 6.125%................        84      --
  Payable in 2002, interest rate of 6.17% and 5.07%.......        82      82
  Payable in 2003, interest rate of 6.125%................       200      --
  Payable in 2007, interest rate of 6.75%.................       150      --
Medium-term notes due 2001 - 2002, weighted-average
  interest rate of 5.98%..................................     1,490      --
Long-term portion of borrowings under committed revolving
  credit facility, weighted-average interest rate of 6.25%
  and 5.52%...............................................       500     500
Long-term portion of borrowings under commercial paper
  programs, weighted-average interest rate of 5.87%.......       320      --
Affiliated long-term debt, interest rate of 5.67% and
  5.96%...................................................       396     304
Intercompany debt with Equipment Operations, interest
  rate of 7.44%...........................................        14      --
Other debt................................................       138      --
                                                              ------    ----
                                                               3,474     886
Less - current maturities.................................      (105)    (53)
                                                              ------    ----
       Total long-term debt - Financial Services..........     3,369     833
Less long-term debt payable to Equipment Operations.......       (14)     --
                                                              ------    ----
       Total long-term debt...............................    $4,428    $928
                                                              ======    ====

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the minimum annual repayments of long-term debt as of December 31, 1999, are as follows (in millions):

                                                 AMOUNT
                                                 ------
2001.........................................    $1,251
2002.........................................       609
2003.........................................       650
2004.........................................        44
2005 and thereafter..........................     1,874
                                                 ------
          Total..............................    $4,428
                                                 ======

     CNH has entered into swap arrangements where interest and principal exposure on a privately placed Yen-denominated bond have been swapped into U.S. dollars, with an effective interest rate of 6.17% at December 31, 1999. The Yen-denominated bond equivalent of $82 million was issued in October 1997 with a five-year maturity and is guaranteed by an affiliate of Fiat.

     Affiliated long-term debt relates to the long-term portion of borrowings under the $1.0 billion committed line of credit with Fiat that expires in October 2001.

NOTE 11: PRINCIPAL SHAREHOLDER'S ADVANCE TO CAPITAL

     On November 12, 1999, New Holland Holdings N.V., the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the merger of New Holland and Case. The terms of this advance to capital provide that New Holland Holdings will receive common shares of CNH in exchange for its advance at the earlier of (1) any public equity offering by CNH, or (2) June 30, 2000. If CNH conducts a public equity offering before June 30, 2000, then New Holland Holdings will receive that number of CNH common shares that it could have purchased with $1.4 billion at the public offering price, less any underwriting discount. Otherwise, New Holland Holdings will receive that number of CNH common shares that it could have purchased with $1.4 billion at a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. CNH may pay a discretionary return to New Holland Holdings on its advance to capital at a maximum annual rate of 6.25% when, as and if declared by the Board of Directors of CNH.

NOTE 12: SHAREHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

     As of December 31, 1999, CNH has 444,444,460 authorized common shares, of which 149,660,000 shares are issued and outstanding.

     During the last three years, changes in CNH Common Shares issued were as follows:

                                                        FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                 ---------------------------------
                                                  1999         1998         1997
                                                 -------      -------      -------
                                                   (SHARES ISSUED, IN THOUSANDS)
Issued as of beginning of year...............    149,000      149,000      149,000
Issuances of CNH Common Shares:
  CNH Equity Incentive Plan..................        660           --           --
                                                 -------      -------      -------
       Issued as of end of year..............    149,660      149,000      149,000
                                                 =======      =======      =======

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Dividends of $0.55 per common share were paid in each year, and totaled $82 million for each of the years ended December 31, 1999, 1998 and 1997.

  Accumulated Other Comprehensive Income

     The components of accumulated other comprehensive income (loss) as of December 31, 1999 and 1998, are as follows (in millions):

                                                             DECEMBER 31,
                                                           -----------------
                                                           1999        1998
                                                           -----       -----
Cumulative translation adjustment......................    $(265)      $(103)
Minimum pension liability adjustment...................       --         (22)
                                                           -----       -----
       Total...........................................    $(265)      $(125)
                                                           =====       =====

  CNH Outside Directors' Compensation Plan

     In 1999, CNH established the CNH Global N.V. Outside Directors' Compensation Plan ("CNH Directors' Plan") that provides for (1) the payment of an annual retainer fee and committee chair fee (collectively, the "Annual Fees") to independent outside members of the Board in the form of common shares of CNH;
(2) an annual grant of options to purchase common shares of CNH; (3) an opportunity to receive up to 50% of their Annual Fees in cash; and (4) an opportunity to convert all or a portion of their Annual Fees into stock options. There are one million common shares reserved for issuance under this plan.

  CNH Equity Incentive Plan

     In 1999, CNH established the CNH Equity Incentive Plan or CNH EIP that provides for grants of various types of awards to officers and employees of CNH and its subsidiaries. There are 28 million common shares reserved for issuance under this plan. Options granted under the CNH EIP have an exercise price that is no less than the fair market value of the common shares on the date of grant. Certain options vest ratably over three or four years from the award date, while certain performance-based options vest subject to the attainment of specified performance criteria. Such performance-based options vest no later than seven years from the award date. All options expire after ten years.

     Under the CNH EIP, shares may also be granted as restricted shares. During 1999, CNH granted 660,000 restricted common shares under the CNH EIP. These shares were granted at no cost to the employees and the shares remain subject to restrictions for periods ranging from twelve months to seven years. Of the restricted shares granted, 330,000 vest ratably over three years from the award date, while the remaining 330,000 performance-based shares vest subject to the attainment of specified performance criteria. Such performance-based shares vest no later than seven years from the award date. The aggregate fair market value at the date of grant for these restricted shares was $7.9 million.

  Fiat Stock Option Program

     CNH also participates in the stock option plan of Fiat ("Fiat Option Program"), whereby eligible employees of Fiat and its subsidiaries may be granted options to purchase up to 3,650,000 ordinary shares of Fiat. On March 30, 1999, the Board of Directors of Fiat approved the first granting of 1,248,000 stock options to purchase Fiat ordinary shares to eligible senior management of Fiat and its subsidiaries. Under the terms of this first phase of stock option issuance, referred to as Options 1999, eligible senior management of CNH received in the aggregate, a total of 116,200 options. Such options were granted at the price of Euro 28.45, which was the average official price on the Milan Stock Exchange during the twenty-day period preceding the

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

date of grant. The options vest 50% on April 1, 2001, and 100% on April 1, 2002, and expire March 31, 2007. The number of options granted and the share price above reflects a one-for-ten reverse stock split of Fiat ordinary shares that occurred in August 1999.

  SFAS No. 123 Disclosure

     CNH has retained the intrinsic value method of accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, as a result, no compensation expense for stock options was recognized. For disclosure purposes only under SFAS No. 123, "Accounting for Stock-Based Compensation," the Black Scholes pricing model was used to calculate the "fair value" of stock options. Based on this model, the weighted-average fair values of stock options awarded during 1999 were $5.12, $3.58 and $11.76 per option for the CNH Directors' Plan, the CNH EIP and Options 1999, respectively. CNH's 1999 reported net income of $148 million and basic and diluted earnings per share of $0.99 and $0.97, respectively, are the same as the pro forma net income and earnings per share calculations assuming the fair value of accounting for stock-based compensation as prescribed under SFAS No.123.

     The weighted-average assumptions used under the Black Scholes pricing model were as follows:

                                                     CNH                    FIAT
                                                  DIRECTORS'               OPTION
                                                     PLAN       CNH EIP    PROGRAM
                                                  ----------    -------    -------
Risk-free interest rate.......................       6.3%         6.5%       6.4%
Dividend yield................................       4.0%         4.0%       2.0%
Stock price volatility........................      43.0%        43.0%      31.0%
Option life (years)...........................      5.0          5.4        4.5

     During 1999, changes in shares subject to issuance under stock options were as follows:

                                             CNH EIP PLAN            CNH DIRECTORS' PLAN        FIAT OPTION PROGRAM
                                        -----------------------      --------------------      ---------------------
                                                       EXERCISE                  EXERCISE                   EXERCISE
                                         SHARES         PRICE        SHARES       PRICE        SHARES        PRICE
                                        ---------      --------      ------      --------      -------      --------
Outstanding at beginning of year....           --          N/A           --          N/A            --          N/A
  Granted...........................    5,291,050       $13.77       18,750       $15.41       116,200       $30.72
                                        ---------                    ------                    -------
  Forfeited.........................           --           --           --           --       (13,000)      $30.72
Outstanding at end of year..........    5,291,050       $13.77       18,750       $15.41       103,200       $30.72
                                        =========                    ======                    =======
Exercisable at end of year..........           --          N/A           --          N/A            --          N/A
                                        =========                    ======                    =======

     The remaining contractual life of the options issued pursuant to the CNH Directors' Plan and the CNH EIP is approximately ten years, while the remaining contractual life of the options issued pursuant to the Fiat Option Program is approximately seven years. As of December 31, 1999, there were 22,048,950 common shares and 981,250 common shares available for issuance under the CNH EIP and the CNH Directors' Plan, respectively.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 13: ACCOUNTS AND NOTES RECEIVABLE

     A summary of long-term receivables is as follows (in millions):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1999       1998
                                                           -------    -------
Wholesale notes and accounts...........................    $ 2,574    $ 1,196
Retail and other notes and finance leases..............      3,991      2,042
Bank deposits..........................................         84        115
Other..................................................        721        291
                                                           -------    -------
  Total receivables....................................      7,370      3,644
Less-Allowance for doubtful accounts...................       (197)      (128)
Less-Current portion...................................     (4,136)    (2,057)
                                                           -------    -------
  Total long-term receivables, net.....................    $ 3,037    $ 1,459
                                                           =======    =======

     Repayment of wholesale receivables is required in accordance with the standard terms of the wholesale receivable agreements, with repayment accelerated upon the sale of the underlying equipment by the dealer. Classification of wholesale receivables for financial statement presentation is based on interest-bearing dates. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by CNH.

     At December 31, 1999, CNH had $357 million of retail notes that secure the asset-backed commercial paper liquidity facility related to the Case business acquired in November 1999.

     Maturities of long-term receivables as of December 31, 1999, are estimated as follows (in millions):

                                                      AMOUNT
                                                      ------
2001..............................................    $1,189
2002..............................................       667
2003..............................................       463
2004..............................................       308
2005 and thereafter...............................       410
                                                      ------
  Total long-term receivables, net................    $3,037
                                                      ======

     It has been CNH's experience that substantial portions of retail receivables are repaid before their contractual maturity dates. As a result, the above table is not to be regarded as a forecast of future cash collections.

     Wholesale and retail notes receivable have significant concentrations of credit risk in the agricultural and construction business sectors. CNH typically retains, as collateral, a security interest in the equipment associated with wholesale and retail notes receivable.

  Wholesale Receivables Securitizations

     CNH has sold undivided interest in pools of U.S. and Canadian wholesale receivables under receivable purchase agreements pursuant to privately structured facilities. Maximum proceeds under these facilities are $650 million for the U.S. securitization vehicle and C$200 million for the Canadian securitization vehicle.

     CNH also has, as a result of the merger, a fractional interest in certain wholesale receivables that were sold (with limited recourse), on a revolving basis pursuant to a privately structured facility. This facility

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

consists of a five-year committed, $300 million non-renewable facility that expires in June 2002, and a 364-day, $100 million facility that is renewable annually at the sole discretion of the purchasers.

     CNH has established reserves for estimated losses under its wholesale receivable securitizations, and such losses are included in "Accounts and notes receivable" on the accompanying Balance Sheets. CNH maintains a security interest in the equipment financed by wholesale receivables such that in the event of non-performance by the dealer, CNH can repossess the related equipment to minimize losses.

     Under these programs, CNH records a discount each time receivables are sold to the counterparties to the facilities. This discount, which reflects the difference between the current and future value of the receivables sold along with related transaction expenses, is computed at the then prevailing market rates as stated in the sale agreement.

  Retail Receivables Securitizations

     During 1999, CNH consummated its first sale of retail notes originated by New Holland Credit Company to a limited-purpose business trust in the United States. Receivables purchased by the trust were used as collateral for the issuance of asset-backed securities (asset-backed securitizations) to outside investors. As a result of the transaction, $1.1 billion of retail notes were sold and CNH recorded a gain on the sale of approximately $27 million, and such gain is recorded in "Finance and other income" in the accompanying Statements of Income.

     During 1999, Case Capital Corporation, a wholly-owned subsidiary of Case, sold $2.1 billion of retail notes (net of unearned finance charges) to limited-purpose business trusts in the United States and Canada. Receivables purchased by these trusts were used as collateral for the issuance of asset-backed securities to outside investors.

     The trusts referred to above are controlled by third parties and meet minimum equity capitalization standards, and therefore, the assets of the trusts are not included in the financial statements of CNH. The proceeds received from the sales of retail notes are reduced by certain amounts pursuant to recourse provisions in the sale agreements. These reductions in cash proceeds are held in escrow by the trusts to provide security in the event of uncollectible notes and are released to CNH when the notes are collected. As of December 31, 1999, approximately $176 million was held in escrow by these trusts, and such amounts are included in "Accounts and notes receivable" in the accompanying Balance Sheets. CNH has established reserves for estimated losses on amounts held in escrow that are also included in "Accounts and notes receivable" in the accompanying Balance Sheets. CNH maintains a security interest in the equipment financed by retail notes such that in the event of non-performance by the customer, CNH can repossess the related equipment to minimize losses.

NOTE 14: FINANCIAL INSTRUMENTS

  Fair Market Value of Financial Instruments

     The estimated fair market values of financial instruments that do not approximate their carrying values in the financial statements are as follows (in millions):

                                                           DECEMBER 31,
                                          ----------------------------------------------
                                                  1999                      1998
                                          --------------------      --------------------
                                          CARRYING       FAIR       CARRYING       FAIR
                                           AMOUNT       VALUE        AMOUNT       VALUE
                                          --------      ------      --------      ------
Accounts and notes receivable.........     $7,173       $7,207       $3,516       $3,576
Long-term debt........................     $4,428       $4,360       $  928       $  929

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The fair value of accounts and notes receivable was based on discounting the estimated future payments at prevailing market rates. The fair value of the interest only strip component of CNH's accounts and notes receivables was based on loss, prepayment and interest rate assumptions approximating those currently experienced by CNH. The fair value of fixed-rate, long-term debt was based on the market value of debt with similar maturities and interest rates; the carrying amount of floating-rate, long-term debt was assumed to approximate its fair value. The fair values and carrying values of CNH's foreign exchange forward contracts, currency options, interest rate swaps and treasury rate locks, were not significant.

  Derivatives

     CNH uses derivative financial instruments to manage its interest rate and foreign currency exposures. CNH does not hold or issue financial instruments for trading purposes. The notional amounts of these contracts do not represent amounts exchanged by the parties and, thus, are not a measure of CNH's risk. The net amounts exchanged are calculated on the basis of the notional amounts and other terms of the contracts, such as interest rates or exchange rates, and only represent a small portion of the notional amounts. The credit and market risk under these agreements is minimized through diversification among counterparties with high credit ratings.

     Depending on the item being hedged, gains and losses on derivative financial instruments are either recognized in the results of operations as they accrue or are deferred until the hedged transaction occurs. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. Accordingly, changes in the market value of the derivative are highly correlated with changes in the market value of the underlying hedged item at the inception of the hedge and over the life of the hedge contract.

  Foreign Exchange Contracts

     CNH enters into foreign exchange hedging contracts to hedge certain purchase commitments and loans made to foreign subsidiaries denominated in foreign currencies. The term of these contracts is generally one year or less. The purpose of CNH's foreign currency hedging activities is to protect CNH from the risk that the eventual cash flows resulting from loan repayments and inventory purchases will be adversely affected by changes in exchange rates.

     The recognition of gains and losses on contracts entered into to hedge intercompany debt are deferred and included in net income as an adjustment to "Financial and interest income" on the date the forward contract matures. The recognition of gains or losses on contracts entered into to hedge purchase and sale commitments are included in net income as an adjustment to "Cost of goods sold" as foreign exchange rates change. Gains and losses resulting from the termination of foreign exchange contracts prior to maturity are also included in net income.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following foreign currency exchange contracts were held by CNH to hedge certain currency exposures. All 1999 foreign currency contracts mature in 2000, with the exception of the swap contract described in Note 10, "Long-Term Debt," which matures in 2002.

                                                             DECEMBER 31,
                                         ----------------------------------------------------
                                                  1999                         1998
                                         -----------------------      -----------------------
                                            CURRENCIES TO BE             CURRENCIES TO BE
                                         RECEIVED      DELIVERED      RECEIVED      DELIVERED
                                         --------      ---------      --------      ---------
                                                  (IN MILLIONS OF STATED CURRENCIES)
U.S. Dollar..........................        497          214             118          122
Euro.................................         57          136              --           --
Canadian Dollar......................        168          144              --           --
Japanese Yen.........................     11,000           --          10,000           --
Pound Sterling.......................          6           84              --            7
Australian Dollar....................         --           90              --           10
Brazilian Real.......................         --          234              --          142
Indian Rupee.........................         --           82              --           --
Italian Lire.........................         --           --          79,841           --
Belgian Franc........................         --           --             347           --

CNH also had, at December 31, 1999, purchased options with a notional value of $26 million and sold options with a notional value of $11 million.

Interest Rate Swaps and Forward Rate Agreements

     CNH enters into interest rate swaps and forward rate agreements or FRAs, to stabilize funding costs by minimizing the effect of potential interest rate increases on floating-rate debt in a rising interest rate environment. Under these agreements, CNH contracts with a counterparty to exchange the difference between a fixed rate and a floating rate applied to the notional amount of the swap or FRA. Swap contracts are principally between one and four years in duration, and FRAs have starting dates within two months from the contract date and a maturity ranging from four to six months. The differentials to be paid or received on interest rate swap agreements and FRAs are accrued as interest rates change and are recognized in net income as an adjustment to interest expense.

     Gains and losses resulting from terminated interest rate swap agreements and FRAs are deferred and recognized in net income over the shorter term of the remaining contractual life of the agreement or the remaining term of the debt underlying the agreement. If swap agreements or FRAs are terminated due to the underlying debt being extinguished in conjunction with an asset-backed securitization transaction or refinancing, any resulting gain or loss is recognized in net income as an adjustment to interest expense at the time of the termination.

     The weighted-average pay and receive rates for the swaps outstanding at December 31, 1999, were 5.74% and 5.50%, respectively, at a notional amount of $1,711 million. The weighted-average pay and receive rates for the swaps outstanding at December 31, 1998, were 5.89% and 5.36%, respectively, at a notional amount of $1,296 million. At December 31, 1999, CNH had FRAs with a notional amount of $1.1 billion with start dates in 2000, with a weighted-average fixed rate of 6.05%.

  Back-to-Back Interest Rate Caps

     The asset-backed commercial paper liquidity facility (the "Liquidity Facility") requires CNH to have interest rate cap agreements in place. Due to the relatively high expense of obtaining such an instrument,

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

CNH sells an identical cap, concurrent with the cap purchase, to the same counterparty. This effectively minimizes the overall expense to CNH, meets the requirements of the Liquidity Facility and eliminates any risk of financial loss on the purchased cap. The defined term of the cap is approximately 48 months.

     Premiums paid for interest rate cap agreements purchased and sold are included in "Other assets" and "Other liabilities," respectively, in the accompanying Balance Sheets, and are amortized to interest expense over the terms of the agreements. Amounts receivable or payable under cap agreements are recognized in net income as adjustments to interest expense over the term of the related debt. If interest rate cap agreements are terminated due to the underlying debt being extinguished, any resulting gain or loss is recognized in net income as an adjustment to "Finance and interest income" at the time of the termination.

     At December 31, 1999, CNH had a back-to-back cap at a rate of 7.00%, at a notional amount of approximately $307 million.

  Treasury Rate Lock Agreements

     A Treasury rate lock is a commitment to either purchase or sell the designated financial instrument at a future date (the determination date) for a specified price (the reference yield). The purpose of this instrument is to protect fixed-rate debt from fluctuations in the yield of the Treasury Note that forms the basis of pricing the debt. As of December 31, 1999, CNH had entered into $200 million of Treasury rate locks based on one-, two- and three-year Treasury notes at a weighted-average yield of 6.11%.

  Guarantees

     At December 31, 1999, CNH had guaranteed payment and performance of approximately $28 million, primarily related to affiliated debt, performance bonds and letters of credit.

NOTE 15: INCOME TAXES

     The sources of income before taxes are as follows (in millions):

                                                         FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                         --------------------
                                                         1999    1998    1997
                                                         ----    ----    ----
The Netherlands source...............................    $(22)   $ 13    $ 22
Foreign sources......................................     229     400     609
                                                         ----    ----    ----
  Income before taxes................................    $207    $413    $631
                                                         ====    ====    ====

     The provision for income taxes consisted of the following (in millions):

                                                          FOR THE YEARS ENDED
                                                              DECEMBER 31,
                                                          --------------------
                                                          1999    1998    1997
                                                          ----    ----    ----
Current income taxes..................................    $10     $105    $167
Deferred income taxes.................................     45       43      73
                                                          ---     ----    ----
  Total tax provision.................................    $55     $148    $240
                                                          ===     ====    ====

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of CNH's statutory and effective income tax provision is as follows (in millions):

                                                         FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                         --------------------
                                                         1999    1998    1997
                                                         ----    ----    ----
Tax provision at the Dutch statutory rate of 35%.....    $ 72    $144    $221
Foreign income taxed at different rates..............       6       6      15
Effect of tax loss carryforwards.....................      18      (9)     (7)
Change in valuation allowance........................     (16)     24      28
Dividend withholding taxes and credits...............      (3)     (6)     (4)
Other................................................     (22)    (11)    (13)
                                                         ----    ----    ----
  Total tax provision................................    $ 55    $148    $240
                                                         ====    ====    ====

     During 1999, 1998 and 1997, CNH generated income in certain jurisdictions that supported reductions in the valuation allowance and recognized losses in certain jurisdictions that supported increases in the valuation allowance.

     The components of the net deferred tax asset are as follows (in millions):

                                                               DECEMBER 31,
                                                              --------------
                                                              1999     1998
                                                              -----    -----
Deferred tax assets:
  Marketing and selling incentives........................    $ 204    $ 120
  Bad debt reserves.......................................       52       34
  Postretirement and postemployment benefits..............      197       95
  Inventories.............................................       86       53
  Warranty reserves.......................................      102       50
  Other reserves..........................................      207       81
  Tax loss carryforwards..................................      568      180
  Other...................................................       99       28
  Less: Valuation allowance...............................     (690)    (269)
                                                              -----    -----
     Total deferred tax assets............................      825      372
                                                              -----    -----
Deferred tax liabilities:
  Fixed assets basis difference/depreciation..............      262       57
  Intangibles.............................................      279       --
  Inventories.............................................       36       32
  Other...................................................      195       58
                                                              -----    -----
     Total deferred tax liabilities.......................      772      147
                                                              -----    -----
       Net deferred tax assets............................    $  53    $ 225
                                                              =====    =====

     The net deferred tax assets are reflected in the accompanying consolidated Balance Sheets as follows (in millions):

                                                               DECEMBER 31,
                                                               -------------
                                                               1999     1998
                                                               -----    ----
Current deferred tax asset.................................    $ 442    $169
Long-term deferred tax asset...............................       99      92
Current deferred tax liability.............................       (3)     (4)
Long-term deferred tax liability...........................     (485)    (32)
                                                               -----    ----
  Net deferred tax asset...................................    $  53    $225
                                                               =====    ====

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     CNH has net operating tax loss carryforwards in a number of foreign tax jurisdictions within its global operations. The net tax value of these carryforwards and the years in which they expire are as follows: $7 million in 2000; $6 million in 2001; $7 million in 2002; $11 million in 2003; $4 million in 2004 and $1 million in 2005. CNH also has net operating tax loss carryforwards of $532 million with indefinite expiration dates. As a result of regulatory divestitures required by the relevant authorities pursuant to the merger, certain tax loss carryforwards related to the Case business may be at risk. The actual risk and degree of certainty are not known or quantifiable at this time.

     CNH has recorded deferred tax assets in tax jurisdictions where CNH has been profitable as management believes it is more likely than not that such assets will be realizable. CNH continues to have valuation reserves in certain tax jurisdictions where net operating losses exist. Realization of these deferred tax assets is dependent on generating future income and is thus subject to change. Additionally, with respect to the valuation reserves recorded against the deferred tax assets of Case, any reduction in the amounts attributable to the pre-acquisition operations of Case will, in the future, be treated as a reduction to the goodwill recorded in conjunction with the acquisition and will not impact future periods' tax expense. As of December 31, 1999, the valuation allowance that is potentially subject to being allocated to goodwill as part of the Case merger totaled $419 million.

     Effective fiscal years beginning on January 1, 1998, new tax legislation was introduced in Italy whereby the combined tax rate was reduced from 53.2% to 41.2% or, in certain circumstances, to 31.2% under the Dual Income Tax Scheme. A portion of the new combined tax rate, or 4.25%, is based upon an adjusted tax base that approximates CNH's gross margin, excluding payroll costs and other items.

     At December 31, 1999, the undistributed earnings of foreign subsidiaries totaled approximately $2,571 million. In most cases, such earnings will continue to be reinvested. Provision has generally not been made for additional taxes on the undistributed earnings of foreign subsidiaries. These earnings could become subject to additional tax if they are remitted as dividends or if CNH were to dispose of its investment in the subsidiaries. It has not been practical to estimate the amount of additional taxes that might be payable on the foreign earnings, and CNH believes that additional tax credits and tax planning strategies would largely eliminate any tax on such earnings.

     CNH paid cash of $99 million, $157 million and $128 million for taxes during 1999, 1998 and 1997, respectively.

NOTE 16: EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

  Defined Benefit and Postretirement Benefit Plans

     CNH has various defined benefit plans that cover certain employees. Benefits are based on years of service and, for most salaried employees, on final average compensation. CNH's funding policies are to contribute to the plans amounts necessary to, at a minimum, satisfy the funding requirements as prescribed by the laws and regulations of each country. Plan assets consist principally of listed equity and fixed income securities. Effective December 31, 1998, CNH adopted SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits."

     CNH has postretirement health and life insurance plans that cover substantially all of its U.S. and Canadian employees. For New Holland U.S. salaried and hourly employees, and for Case U.S. salaried employees, the plans cover employees retiring on or after attaining age 55 who have had at least 10 years of service with the respective company. Case Canadian salaried employees with seven or more years of consecutive service are covered under the plans upon retirement. For Case U.S. and Canadian hourly employees, the plans generally cover employees who retire pursuant to their respective hourly plans. These benefits may be subject to deductibles, copayment provisions and other limitations, and CNH has reserved the right to change these benefits, subject to the provisions of any collective bargaining agreement.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     In connection with CNH's acquisition of O&K in December 1998, as described in Note 3, "Acquisitions of Businesses and Investments," CNH recorded an unfunded pension obligation of approximately $140 million related to pension rights of non-active employees of O&K who are retired or whose employment has been terminated and who have vested rights. The pension obligation reserve of approximately $140 million has been calculated in accordance with German statutory requirements. Effective January 1, 1999, CNH entered into an agreement with the seller of O&K whereby the seller, in return for a payment of $140 million (in equivalent Deutsche Marks) from O&K, has agreed to reimburse O&K for all future pension payments, including death benefits and medical support liabilities and any funding obligations under the collective bargaining agreement related to the non-active employees of O&K. An irrevocable, revolving bank guarantee was obtained to back the seller's guarantee of the future pension payment reimbursement.

     Former parent companies of New Holland and Case have retained certain accumulated pension benefit obligations and related assets and certain accumulated postretirement health and life insurance benefit obligations.

     The following assumptions were utilized in determining the funded status of CNH's defined benefit pension plans:

                                                                    YEAR ENDED DECEMBER 31, 1999
                                                               --------------------------------------
                                                                  NEW HOLLAND             CASE
                                                               -----------------    -----------------
                                                               U.S.     NON-U.S.    U.S.     NON-U.S.
                  (NEW HOLLAND AND CASE)                       PLANS     PLANS      PLANS     PLANS
                  ----------------------                       -----    --------    -----    --------
Weighted-average discount rates............................    7.50%     5.50%      7.50%     5.85%
Rate of increase in future compensation....................    4.00%     3.80%        N/A     4.30%
Weighted-average, long-term rates of return on plan
  assets...................................................    9.00%     7.50%      9.00%     9.37%

                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                     1998                 1997
                                                               -----------------    -----------------
                                                               U.S.     NON-U.S.    U.S.     NON-U.S.
                       (NEW HOLLAND)                           PLANS     PLANS      PLANS     PLANS
                       -------------                           -----    --------    -----    --------
Weighted-average discount rates............................    6.50%     5.40%      7.50%     6.90%
Rate of increase in future compensation....................    4.00%     4.00%      4.10%     6.30%
Weighted-average, long-term rates of return on plan
  assets...................................................    9.00%     7.90%      9.00%     8.90%

     The following assumptions were utilized in determining the accumulated postretirement benefit obligation of CNH's postretirement health and life insurance plans:

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                     --------------------------------------------------
                                                                   1999
                                                     --------------------------------    1998     1997
                                                     NEW HOLLAND    CASE       CASE      -----    -----
                                                        U.S.        U.S.     CANADIAN    U.S.     U.S.
             (NEW HOLLAND AND CASE)                     PLANS       PLANS      PLAN      PLANS    PLANS
             ----------------------                  -----------    -----    --------    -----    -----
Weighted-average discount rates..................       7.50%       7.50%      7.00%     6.50%    7.50%
Rate of increase in future compensation..........       4.00%       3.00%      3.00%     4.00%    4.00%
Weighted-average, assumed health care cost trend
  rate...........................................       7.50%       7.00%     10.00%     6.00%    6.80%

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The measurement period for CNH's defined benefit pension plans and postretirement health and life insurance plans is January 1 through December 31. The following depicts (in millions):

                                                                                        OTHER
                                                                                    POSTRETIREMENT
                                                                PENSION BENEFITS       BENEFITS
                                                                ----------------    --------------
                                                                 1999      1998     1999     1998
                                                                -------    -----    -----    -----
CHANGE IN BENEFIT OBLIGATIONS:
Actuarial present value of benefit obligation at beginning
  of measurement period.....................................    $  912     $896     $ 345    $ 294
Service cost................................................        18       20         6        5
Interest cost...............................................        60       60        24       21
Plan participants' contributions............................         6        3         2        1
Gross benefits paid.........................................       (57)     (37)      (20)     (18)
Curtailment loss............................................        --        3        --        2
Acquisitions................................................       734       --       268       --
Adjustments to reflect re-measurement of benefit
  obligation................................................        53      (44)       --       --
Actuarial (gain) loss.......................................       (75)       4       (27)      40
Currency fluctuations.......................................       (20)       7        --       --
                                                                ------     ----     -----    -----
Actuarial present value of benefit obligation at end of
  measurement period........................................     1,631      912       598      345
                                                                ------     ----     -----    -----
CHANGE IN PLAN ASSETS:
Plan assets at fair value at beginning of measurement
  period....................................................       924      921        --       --
Actual return on plan assets................................       132       75        --       --
Employer contributions......................................        23       17        18       17
Plan participants' contributions............................         6        3         2        1
Gross benefits paid.........................................       (57)     (37)      (20)     (18)
Acquisitions................................................       637       --        --       --
Adjustments to reflect re-measurement of benefit
  obligation................................................         2      (62)       --       --
Purchase accounting adjustment..............................       (76)      --        --       --
Currency fluctuations.......................................       (20)       7        --       --
                                                                ------     ----     -----    -----
Plan assets at fair value at end of measurement period......     1,571      924        --       --
                                                                ------     ----     -----    -----
FUNDED STATUS:..............................................       (60)      12      (598)    (345)
Unrecognized prior service cost.............................        17       18        (6)      (3)
Unrecognized net loss (gain) resulting from plan experience
  and changes in actuarial assumptions......................         6       78        (8)      15
Remaining unrecognized net asset at initial application.....        (5)      (1)       71       82
                                                                ------     ----     -----    -----
Net amount recognized at end of year........................    $  (42)    $107     $(541)   $(251)
                                                                ======     ====     =====    =====
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION
  CONSIST OF:
  Prepaid benefit cost......................................    $  210     $ 98     $  --    $  --
  Accrued benefit liability.................................      (252)     (13)     (541)    (251)
  Intangible asset..........................................        --       --        --       --
  Accumulated other comprehensive income....................        --       22        --       --
                                                                ------     ----     -----    -----
  Net amount recognized at end of year......................    $  (42)    $107     $(541)   $(251)
                                                                ======     ====     =====    =====

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                           OTHER
                                                                                       POSTRETIREMENT
                                                              PENSION BENEFITS            BENEFITS
                                                            --------------------    --------------------
                                                            1999    1998    1997    1999    1998    1997
                                                            ----    ----    ----    ----    ----    ----
                                                                           (IN MILLIONS)
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost............................................    $ 18    $ 20    $ 16    $ 6     $ 5     $ 5
Interest cost...........................................      60      60      55     24      21      22
Expected return on assets...............................     (84)    (75)    (68)    --      --      --
Amortization of:
  Transition asset......................................      (1)     (1)     (1)     9       9       9
  Prior service cost....................................       2       2       2     (1)     (1)     (1)
  Actuarial loss........................................       1       2       1     --      (1)     (1)
                                                            ----    ----    ----    ---     ---     ---
Net periodic benefit cost...............................      (4)      8       5     38      33      34
Reduction in unrecognized prior service cost due to
  curtailment...........................................      --       2      --     --      --      --
Curtailment.............................................      --       2      --     --      --      --
                                                            ----    ----    ----    ---     ---     ---
  Total (income) expense................................    $ (4)   $ 12    $  5    $38     $33     $34
                                                            ====    ====    ====    ===     ===     ===

     The aggregate projected benefit obligation, aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with benefit obligations in excess of plan assets were $348 million, $344 million and $183 million, respectively, as of December 31, 1999, and $363 million, $354 million and $354 million, respectively, as of December 31, 1998.

     The weighted-average assumed health care cost trend rate used in determining the 1999 accumulated postretirement benefit obligation covering Case and New Holland U.S. employees was 7.0% and 7.5%, respectively, and gradually declining to 5.5% in 2002 and remaining at that level thereafter. The weighted-average assumed health care cost trend rate used in determining the 1998 accumulated postretirement benefit obligation covering New Holland U.S. employees was 6.0%, and gradually declining to 5.0%. The weighted-average assumed health care cost trend rate used in determining the 1999 accumulated postretirement benefit obligation related to Canadian employees was 10.0%, declining to 7.0% in 2002 and remaining at that level thereafter.

     Increasing the assumed health care cost trend rate by one percentage point would increase the total accumulated postretirement benefit obligation at December 31, 1999, by approximately $85 million, and would increase the aggregate of the service cost and interest cost components of the net 1999 postretirement benefit cost by approximately $9 million. Decreasing the assumed health care cost trend rate by one percentage point would decrease the total accumulated postretirement benefit obligation at December 31, 1999, by approximately $69 million, and would decrease the aggregate of the service cost and interest cost components of the net 1999 postretirement benefit cost by approximately $7 million.

  Other Programs

     In Belgium, early retirement liabilities were accrued in connection with the restructuring of CNH's Belgian facilities initiated in 1991. Such liabilities were $18 million and $23 million at December 31, 1999 and 1998, respectively. Programs in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements.

     As required by Italian labor legislation, an accrual for employee severance indemnities has been provided for a portion of CNH's Italian employees' annual salaries, indexed for inflation. At December 31, 1999 and 1998, the indemnity accruals were $86 million and $105 million, respectively.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Defined Contribution Plans

     CNH has various defined contribution plans that cover certain U.S. and non-U.S. employees. New Holland has a savings plan for its U.S. salaried and hourly employees whereby employees may make pre-tax contributions of up to 15% of base compensation. New Holland will match 50% of the first 10% of a participant's contribution. This matching contribution is directed based on the participant's investment elections. During 1999, 1998 and 1997, New Holland contributed $5 million, $6 million and $6 million, respectively, to the savings plan.

     Case has a retirement savings plan pursuant to the Internal Revenue Code for its U.S. salaried employees. Under the retirement savings plan, certain salaried participants may make pre-tax contributions of up to 10% of base compensation. Case will match 100% of the first 8% of a participant's contribution in cash. During 1999, Case contributed $2 million to the retirement savings plan. Annually, Case makes a fixed contribution to the retirement savings plan equal to 4% of each participant's eligible compensation, which amounted to $9 million in 1999. Subject to CNH's operating results, Case may make additional profit sharing contributions to the retirement savings plan. Case made additional profit sharing contributions of $4 million in 1999.

NOTE 17: COMMITMENTS AND CONTINGENCIES

  Environmental

     CNH is involved in environmental remediation activities with regard to potential liabilities under U.S. federal, U.S. state and non-U.S. environmental laws. These activities involve Waste Sites and properties currently or formerly owned by CNH where it is believed there has been a release of hazardous substance. These properties comprise a number of manufacturing sites currently or formerly operated by CNH, as well as former retail dealerships that had been operated by CNH's predecessors. Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology and presently enacted laws and regulations. All available evidence is considered, including prior experience in remediation of contaminated sites, other parties' share of liability at the Waste Sites and their ability to pay and data concerning the Waste Sites released by the U.S. Environmental Protection Agency or other organizations. These liabilities are included in the accompanying Balance Sheets at their undiscounted amounts.

     Based upon information currently available, management estimates potential environmental remediation, decommissioning, restoration, monitoring and other closure costs associated with current or formerly owned or operated facilities to be in the range of $65 million to $135 million. As of December 31, 1999, environmental reserves of approximately $80 million had been established to address these specific estimated potential liabilities. Such reserves are undiscounted. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on CNH's financial position or results of operations.

  Product liability

     Product liability claims against CNH arise from time to time in the ordinary course of business. There is an inherent uncertainty as to the eventual resolution of unsettled claims. However, in the opinion of management, any losses with respect to existing claims will not have a material adverse effect on CNH's financial position or results of operations.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Other Litigation

     CNH is the subject of various other legal claims arising from its operations, including product warranty, dealer disputes, workmen's compensation, customs and employment matters. In addition, certain of CNH's Brazilian subsidiaries are currently contesting certain claims made by the Brazilian tax authorities related to taxation and employer social contributions.

     Management is of the opinion that the resolution of these claims, individually and in the aggregate, will not have a material adverse effect on CNH's financial position or results of operations.

  Commitments

     Minimum rental commitments at December 31, 1999, under non-cancelable operating leases with lease terms in excess of one year are as follows (in millions):

                                                           AMOUNT
                                                           ------
2000...................................................     $ 35
2001...................................................       24
2002...................................................       14
2003...................................................       12
2004 and thereafter....................................       78
                                                            ----
          Total minimum rental commitments.............     $163
                                                            ====

     Total rental expense for all operating leases was $27 million, $18 million and $10 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     CNH has a supply agreement with Consolidated Diesel Company, a joint venture company that is 50% owned by CNH. Under the terms of this supply agreement, CNH is required to purchase engine products in amounts to provide for the recovery of specified fixed and variable costs of the joint venture. CNH purchased engine products totaling $20 million in 1999, and CNH is required to make future minimum purchases (representing only fixed costs) of $16 million in 2000, $14 million in 2001, $14 million in 2002, $13 million in 2003, $13 million in 2004, and $59 million in the aggregate, in subsequent years.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 18: EARNINGS PER SHARE

     The following reconciles the numerators and denominators of the basic and diluted earnings per share computations for income from continuing operations (in millions, except per share data):

                                                         FOR THE YEAR ENDED
                                                            DECEMBER 31,
                                                     ---------------------------
                      BASIC                          1999       1998       1997
-------------------------------------------------    -----      -----      -----
Net income.......................................    $ 148      $ 258      $ 388
Weighted-average shares outstanding..............      149        149        149
Basic earnings per share.........................    $0.99      $1.73      $2.60
                                                     =====      =====      =====
DILUTED
-------------------------------------------------
Net income.......................................    $ 148      $ 258      $ 388
Effect of dilutive securities (when dilutive):
  Conversion of advance to capital
     subscription................................       12        N/A        N/A
                                                     -----      -----      -----
Net income after adjustment for dilutive
  conversions....................................    $ 160      $ 258      $ 388
                                                     =====      =====      =====
Weighted-average shares outstanding -- Basic.....      149        149        149
Effect of dilutive securities (when dilutive):
  Conversion of advance to capital
     subscription................................       16        N/A        N/A
                                                     -----      -----      -----
Weighted-average shares outstanding -- Diluted...      165        149        149
                                                     =====      =====      =====
Diluted earnings per share.......................    $0.97      $1.73      $2.60
                                                     =====      =====      =====

     Reference is made to Note 11, "Principal Shareholder's Advance to Capital," for further information regarding the advance to capital.

NOTE 19: QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                               FIRST       SECOND        THIRD       FOURTH
                                                              QUARTER      QUARTER      QUARTER      QUARTER
                                                              -------      -------      -------      -------
                                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
1999
----------------------------------------------------------
Revenues..................................................    $1,392       $1,569       $1,307       $2,005
Gross profit*.............................................    $  229       $  270       $  186       $  184
Income (loss) before restructuring charge, net of tax.....    $   65       $   88       $   45       $  (31)
Net income (loss).........................................    $   60       $   86       $   37       $  (35)
Basic earnings (loss) per share...........................    $ 0.40       $ 0.58       $ 0.25       $(0.23)
Diluted earnings (loss) per share.........................    $ 0.40       $ 0.58       $ 0.25       $(0.23)

1998
----------------------------------------------------------
Revenues..................................................    $1,523       $1,687       $1,278       $1,209
Gross profit*.............................................    $  299       $  339       $  199       $  137
Net income (loss).........................................    $  106       $  132       $   50       $  (30)
Basic earnings (loss) per share...........................    $ 0.71       $ 0.89       $ 0.33       $(0.20)
Diluted earnings (loss) per share.........................    $ 0.71       $ 0.89       $ 0.33       $(0.20)

------------
* Gross profit is defined as net sales less cost of goods sold and research and development expenses.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 20: SEGMENT AND GEOGRAPHICAL INFORMATION

SEGMENT INFORMATION

     CNH has three reportable segments: Agricultural Equipment, Construction Equipment and Financial Services. Certain reclassifications have been made to conform the historical segment and geographical information to the current CNH management reporting format.

  Agricultural Equipment

     The agricultural equipment segment manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment.

  Construction Equipment

     The construction equipment segment manufactures and distributes a full line of construction equipment and has leading positions in excavators, crawler dozers, graders, wheel loaders, loader/backhoes, skid steer loaders and trenchers.

  Financial Services

     The financial services segment provides broad-based financial services for the global marketplace through various wholly owned subsidiaries and joint ventures in the United States, Canada, Argentina, Australia, Brazil and Europe. CNH provides and administers retail financing to end-use customers for the purchase or lease of new and used CNH and other agricultural and construction equipment. CNH also facilitates and finances the sale of insurance products and other financing programs to retail customers. In addition, CNH provides wholesale financing to CNH dealers and rental equipment yards. CNH also provides financing options to dealers and non-captive third parties to finance inventory, working capital, real estate acquisitions, construction and remodeling, business acquisitions, dealer systems and service and maintenance equipment.

     The accounting policies of the segments are described in Note 2, "Summary of Significant Accounting Policies." CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income of Equipment Operations before interest expense, taxes and restructuring charges, including the income of Financial Services on an equity basis. Transfers between segments are accounted for at market value.

     CNH's reportable segments are strategic business units that offer different products and services. Each segment is managed separately as they require different technology and marketing strategies.

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of CNH's reportable segment information is set forth in the following table (in millions):

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                ---------------------------------
                                                                 1999          1998         1997
                                                                -------       ------       ------
REVENUES:
  Net sales
  Agricultural equipment....................................    $ 3,904       $4,151       $4,576
  Construction equipment....................................      2,045        1,323        1,222
                                                                -------       ------       ------
       Total net sales......................................      5,949        5,474        5,798
  External financial services...............................        324          223          193
  Intersegment financial services...........................         88          138          124
  Eliminations and other....................................        (88)        (138)        (124)
                                                                -------       ------       ------
       Total................................................    $ 6,273       $5,697       $5,991
                                                                =======       ======       ======
SEGMENT PROFIT:
Agricultural equipment......................................    $   146       $  316       $  538
Construction equipment......................................        117          119           79
Financial services..........................................         72           60           68
                                                                -------       ------       ------
       Total................................................    $   335       $  495       $  685
                                                                =======       ======       ======
RECONCILIATION OF SEGMENT PROFIT TO CONSOLIDATED NET INCOME:
Segment profit..............................................    $   335       $  495       $  685
Equipment Operations:
  Income tax provision......................................        (14)        (118)        (222)
  Interest expense..........................................       (154)         (79)         (75)
  Restructuring charge......................................        (19)         (40)          --
                                                                -------       ------       ------
     Net income.............................................    $   148       $  258       $  388
                                                                =======       ======       ======
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
  (AT THE END OF YEAR):
Agricultural equipment......................................    $   254       $  209       $  123
Construction equipment......................................         51           --           --
Financial services..........................................         23            6            6
                                                                -------       ------       ------
       Total................................................    $   328       $  215       $  129
                                                                =======       ======       ======
DEPRECIATION AND AMORTIZATION:
Agricultural equipment......................................    $   130       $  104       $   97
Construction equipment......................................         33           22           22
Financial services..........................................         20            6            3
                                                                -------       ------       ------
       Total................................................    $   183       $  132       $  122
                                                                =======       ======       ======

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                ---------------------------------
                                                                 1999          1998         1997
                                                                -------       ------       ------
SEGMENT ASSETS (AT THE END OF YEAR):
Agricultural equipment......................................    $ 7,207       $2,710       $2,406
Construction equipment......................................      3,614        1,107          686
Financial services..........................................      6,009        2,874        2,381
Eliminations and other......................................        848          605          857
                                                                -------       ------       ------
       Total................................................    $17,678       $7,296       $6,330
                                                                =======       ======       ======
EXPENDITURES FOR ADDITIONS TO LONG-LIVED ASSETS*:
Agricultural equipment......................................    $   167       $  122       $  129
Construction equipment......................................         46           26           25
Financial services..........................................         60           20            6
                                                                -------       ------       ------
       Total................................................    $   273       $  168       $  160
                                                                =======       ======       ======

------------
* Includes equipment on operating leases and property, plant and equipment.

GEOGRAPHICAL INFORMATION

     The following highlights the results of CNH's operations by geographic area, by origin (in millions):

                                        UNITED              UNITED
                                        STATES    CANADA    KINGDOM    ITALY     BELGIUM     OTHER     TOTAL
                                        ------    ------    -------    ------    -------    -------    ------
At December 31, 1999, and for the
  year then ended:
Total revenues......................    $1,809     $293     $  902     $1,589     $511      $1,169     $6,273
                                        ======     ====     ======     ======     ====      ======     ======
Long-lived assets*..................    $1,439     $ 77     $  221     $  237     $ 81      $  377     $2,432
                                        ======     ====     ======     ======     ====      ======     ======
At December 31, 1998, and for the
  year then ended:
Total revenues......................    $1,503     $480     $1,038     $1,509     $642      $  525     $5,697
                                        ======     ====     ======     ======     ====      ======     ======
Long-lived assets*..................    $  141     $ 27     $   84     $  281     $ 78      $  132     $  743
                                        ======     ====     ======     ======     ====      ======     ======
At December 31, 1997, and for the
  year then ended:
Total revenues......................    $1,344     $648     $1,327     $1,644     $567      $  461     $5,991
                                        ======     ====     ======     ======     ====      ======     ======
Long-lived assets*..................    $  137     $ 23     $   85     $  256     $ 69      $   14     $  584
                                        ======     ====     ======     ======     ====      ======     ======

------------
* Includes equipment on operating leases and property, plant and equipment.

     CNH is organized under the laws of the Kingdom of The Netherlands. Geographical information for CNH pertaining to The Netherlands is not significant or not applicable, as CNH primarily maintains a corporate presence in that country.

NOTE 21: RELATED PARTY INFORMATION

     CNH purchases materials and components from and sells certain products to subsidiaries and affiliates of Fiat. CNH's principal purchases of services from Fiat and its affiliates include cash management, legal, consulting and other administrative services. Additionally, CNH participates in the stock option program of Fiat as described in Note 12, "Shareholders' Equity and Stock-Based Compensation."

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     CNH's principal purchases of goods from Fiat and its affiliates include diesel engines from Iveco N.V., electric and mechanical components from Magneti Marelli S.p.A., castings from Teksid S.p.A., and lubricants from Fiat Lubrificanti S.p.A. CNH has an agreement by which the license fees paid to Fiat for certain trade names and brand marks is 0.3% of sales of related products. CNH also purchases tractors from its Mexican joint venture for resale in the United States.

     The following table summarizes CNH's sales, purchases, and finance income and expense with affiliates of Fiat and CNH dealer development companies and joint ventures (in millions):

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                     --------------------------
                                                      1999      1998      1997
                                                     ------    ------    ------
Sales of equipment...............................    $   14    $   22    $   19
Sales to dealer development companies and joint
  ventures.......................................       259       261       278
                                                     ------    ------    ------
       Total sales to affiliates.................    $  273    $  283    $  297
                                                     ======    ======    ======
Purchase of materials, production parts,
  merchandise and services.......................    $  295    $  297    $  304
Finance and interest income......................    $   32    $   59    $   39
Interest expense.................................    $   79    $   56    $   39

     CNH management believes that the terms of sales and purchases provided to CNH by Fiat and its affiliates are at least as favorable as those available from unaffiliated third parties.

NOTE 22: OTHER ACCRUED LIABILITIES

                                                               DECEMBER 31,
                                                             ----------------
                                                              1999      1998
                                                             ------    ------
                                                              (IN MILLIONS)
Warranty provisions......................................    $  298    $  191
Marketing and sales incentive programs...................       429       307
Accrued payroll..........................................       197       118
Value-added taxes and other taxes payable................       140       131
Other accrued expenses...................................       626       268
                                                             ------    ------
       Total other accrued liabilities...................    $1,690    $1,015
                                                             ======    ======

                                CNH GLOBAL N.V.
                  NOTES TO FINANCIAL STATEMENTS -- (CONCLUDED)

NOTE 23: GUARANTEE OF SUBSIDIARY'S OUTSTANDING DEBT SECURITIES

     CNH fully, unconditionally and irrevocably guaranteed Case's $900 million in outstanding debt securities that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. The following tables present summarized financial information for Case (in millions):

                                             POST-ACQUISITION             PRE-ACQUISITION BASIS OF ACCOUNTING
                                           BASIS OF ACCOUNTING       ---------------------------------------------
                                           --------------------                               FOR THE YEARS ENDED
                                           FOR THE PERIOD FROM       FOR THE PERIOD FROM          DECEMBER 31,
                                           NOVEMBER 12, 1999 TO      JANUARY 1, 1999 TO       --------------------
                                            DECEMBER 31, 1999         NOVEMBER 11, 1999        1998         1997
                                           --------------------      -------------------      -------      -------
Net sales..............................            $620                    $3,980             $5,738       $5,718
Gross profit*..........................            $ 30                    $  416             $  814       $1,075
Net income (loss)......................            $(45)                   $  (94)            $   64       $  403

                                                                       DECEMBER 31,
                                                                --------------------------
                                                                   1999           1998
                                                                   POST-          PRE-
                                                                ACQUISITION    ACQUISITION
                                                                 BASIS OF       BASIS OF
                                                                ACCOUNTING     ACCOUNTING
                                                                -----------    -----------
Current assets..............................................      $4,172         $4,369
Non-current assets..........................................      $7,441         $4,331
Current liabilities.........................................      $2,519         $2,844
Non-current liabilities.....................................      $5,530         $3,662
Minority interests..........................................      $    8         $    7
Preferred stock with mandatory redemption provisions........      $   --         $   77

------------
* Gross profit is defined as net sales less cost of goods sold and research and development expenses.

NOTE 24: SUBSEQUENT EVENTS

  Acquisition

     On January 4, 2000, CNH completed the acquisition of the remaining 61% ownership interests in Flexi-Coil. Prior to that date, CNH had maintained a 39% ownership interest in Flexi-Coil. The purchase price for the additional 61% ownership interest was C$74 million. The acquisition will be accounted for as a step purchase and, accordingly, the excess of the purchase price over the estimated fair value of the net assets acquired will be recognized as goodwill and amortized over its estimated remaining useful life.

  Borrowings (unaudited)

     On February 10, 2000, CNH borrowed $1.0 billion from an affiliate of Fiat, the proceeds of which were used to repay short-term credit facilities. Of this amount, $400 million is due in February 2003 and bears interest at a rate of 7.71%, and $600 million is due in February 2005 and bears interest at a rate of 7.81%.

  Asset-Backed Securitization (unaudited)

     In March 2000, limited-purpose business trusts organized by Financial Services issued $1.1 billion of asset-backed securities to outside investors, of which $427 million was prefunded and will be sold to the trusts as receivables are generated. The net proceeds from this securitization will be used to repay outstanding debt and to fund Financial Services' growing portfolio of receivables.

                                                                     SCHEDULE II

                                CNH GLOBAL N.V.
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                         (IN MILLIONS OF U.S. DOLLARS)

                                            BALANCE AT   CHARGED TO   CHARGED TO               BALANCE AT
                                            BEGINNING    COSTS AND      OTHER                    END OF
                                             OF YEAR      EXPENSE      ACCOUNTS   DEDUCTIONS      YEAR
                                            ----------   ----------   ----------  ----------   ----------
For the year ended December 31, 1999:
  Accounts and notes receivable...........     $128         $58          $71 (a)     $(60)        $197
  Inventories.............................      171          29           55 (b)      (13)         242
For the year ended December 31, 1998:
  Accounts and notes receivable...........      128          27           (2)(c)      (25)         128
  Inventories.............................      180          19           (2)(c)      (26)         171
For the year ended December 31, 1997:
  Accounts and notes receivable...........      135          30          (19)(c)      (18)         128
  Inventories.............................      173          42          (12)(c)      (23)         180

-------------------------

(a) Reflects $118 million related to the acquisition of Case and $(47) million for the impact of exchange rate changes.

(b) Reflects $68 million related to the acquisition of Case and $(13) million for the impact of exchange rate changes.

(c)  Reflects the impact of exchange rate changes.

ITEM 19(B). INDEX TO EXHIBITS

     A list of exhibits included as part of this Form 20-F is set forth in the Index to Exhibits that immediately precedes such exhibits, which is incorporated herein by reference.

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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     CNH GLOBAL N.V.
                                                       (Registrant)

                                                /s/ THEODORE R. FRENCH
                                          --------------------------------------
                                                    Theodore R. French
                                            President, Financial Services and
                                                 Chief Financial Officer

Dated: March 31, 2000

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

                               INDEX TO EXHIBITS

                                                                           SEQUENTIALLY
EXHIBIT                                                                      NUMBERED
NUMBER                       DESCRIPTION OF EXHIBITS                          PAGES
-------    ------------------------------------------------------------    ------------
  3.1      Articles of Association of CNH Global N.V., as last amended on November 12, 1999.
  3.2      Regulations of the Board of Directors of CNH Global N.V.
           dated December 8, 1999.
  4.1      Intercompany Credit Facility dated as of October 28, 1999
           between Fiat Finance and Trade Ltd. S.A., as lender, and New
           Holland N.V., as borrower.
  4.2      Credit Agreement dated 28 October 1999 between New Holland
           N.V., as borrower, Fiat S.p.A., as guarantor, the banks
           named therein, Chase Manhattan International Limited, as
           agent, and Chase Manhattan plc and Credit Suisse First
           Boston, as lead arrangers.
  4.3      First Supplemental Indenture dated as of March 28, 2000,
           among Case Corporation, CNH Global N.V., as guarantor, and
           The Bank of New York, as trustee under the Indenture dated as of July 31, 1995, between Case Corporation and The Bank of New York, as trustee.
 10.1      Outside Directors' Compensation Plan of CNH Global N.V.
           adopted November 12, 1999.
 10.2      Equity Incentive Plan of CNH Global N.V. adopted November
           12, 1999.
 27.1      Financial Data Schedule.

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